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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

GFI GROUP INC.
(Name of Subject Company)

JERSEY PARTNERS INC.
GFI BROKERS HOLDCO LTD.
MNC HOLDCO LLC
GFI HOLDCO INC.
GFI GROUP LTD.
MICHAEL GOOCH
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

58711800
(CUSIP Number of Class of Securities)

Jersey Partners Inc.
569 Middle Road
Bayport, NY 11705
631-419-1018

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jeffrey R. Poss, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is GFI Group Inc., a Delaware corporation ("GFI" or the "Company"). The address of the Company's principal executive office is 55 Water Street, New York, New York 10041. The telephone number of the Company's principal executive office is (212) 968-4100.

Securities

        The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.01 per share (the "GFI Common Stock" or the "Shares"). As of December 2, 2014, there were 127,487,691 Shares outstanding.

Item 2.    Identity and Background of Filing Persons

Name and Address

        The names of the filing persons are (i) Jersey Partners Inc., a New York corporation ("JPI"), (ii) GFI Brokers Holdco Ltd., a Bermuda limited company ("IDB Buyer"), (iii) MNC Holdco LLC, a Delaware limited liability company ("MNC Holdco"), (iv) GFI Holdco Inc., a Delaware corporation ("GFI Holdco"), (v) GFI Group Ltd., a Bermuda company ("GFI Ltd"), and (vi) Michael Gooch (collectively, with JPI, IDB Buyer, MNC Holdco, GFI Holdco and GFI Ltd, the "Filing Persons" and each a "Filing Person"). The business address and business telephone number of each Filing Person, along with such Filing Person's affiliation with the Company, is as follows:

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  The address of JPI's principal executive office is 569 Middle Road, Bayport, New York, and JPI's business telephone number is (631) 419-1018. Mr. Gooch is the controlling shareholder of JPI. JPI, together with Messrs. Gooch, Heffron and Brown, collectively own 37.8% of the outstanding Shares based on the number of Shares outstanding as of December 2, 2014.

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  The address of IDB Buyer's principal executive office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and its business telephone number is (212) 968-4100. IDB Buyer was organized in connection with the IDB Transaction (as defined below) and is owned and controlled by Mr. Gooch and certain other members of GFI's management.

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  The address of GFI Holdco's principal executive office is 55 Water Street, New York, New York, 10041, and its business telephone number is (212) 968-4100. GFI Holdco was organized in connection with the IDB Transaction and is an indirect parent of IDB Buyer. Mr. Gooch is the sole director of GFI Holdco.

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  The address of GFI Ltd's principal executive office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and its business telephone number is (212) 968-4100. GFI Ltd was organized in connection with the IDB Transaction and is the parent of IDB Buyer.

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  The address of MNC Holdco's principal executive office is 55 Water Street, New York, New York, 10041, and its business telephone number is (212) 968-4100. MNC Holdco was organized in connection with the IDB Transaction and Mr. Gooch is the controlling member.

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  Mr. Gooch's business address is 55 Water Street, New York, New York, 10041, and his business telephone number is (212) 968-4100. Mr. Gooch is the founder and chairman of the board of directors of the Company (the "GFI Board") and is the controlling shareholder of JPI, which, together with Messrs. Gooch, Heffron and Brown, collectively own 37.8% of the outstanding Shares based on the number of Shares outstanding as of December 2, 2014. As a result, through JPI, Mr. Gooch has the ability to influence all matters requiring approval by the stockholders of GFI (the "GFI Stockholders").

The BGC Offer

        This Statement relates to the unsolicited conditional tender offer by BGC Partners, Inc., a Delaware corporation ("BGC"), through its operating subsidiary, BGC Partners, L.P., a Delaware limited partnership ("Offeror"), to purchase all outstanding Shares at a purchase price of $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in its Offer to Purchase, dated October 22, 2014 (the "Offer to Purchase") and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "BGC Offer") included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on October 22, 2014 by Offeror and BGC (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014, December 19, 2014, January 7, 2015, January 9, 2015, January 14, 2015, January 15, 2015, January 20, 2015, January 21, 2015 and January 22, 2015, respectively, by Offeror and BGC, together with exhibits thereto, the "Schedule TO"). The BGC Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Offeror extended the expiration of the BGC Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Offeror further extended the expiration of the BGC Offer until 5:00 p.m., New York City time, on January 6, 2015. On January 7, 2015, Offeror further extended the expiration of the BGC Offer until 5:00 p.m., New York City time, on January 27, 2015. On January 15, 2015, Offeror further extended the expiration of the BGC Offer until 5:00 p.m., New York City time, on January 29, 2015. On January 20, 2015, Offeror further extended the expiration of the BGC Offer until 5:00 p.m., New York City time, on February 3, 2015, unless further extended, in which event the expiration date will be the time and date at which the BGC Offer, as so extended, shall expire (the "Expiration Date").

        The purpose of the BGC Offer, as stated by BGC, is for BGC to acquire as much equity as is possible (and at least a 45% equity interest on a fully diluted basis) in GFI.

The Conditions to the BGC Offer

        According to the Offer to Purchase, the BGC Offer is subject to numerous conditions, including the following, among others:

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  there being validly tendered and not withdrawn before the expiration of the BGC Offer a number of Shares which, together with the Shares then owned by Offeror and its subsidiaries, represents at least 45% of all then outstanding Shares on a fully diluted basis (the "Minimum Tender Condition");

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  any required approval, permit, authorization or consent of, or notice to, any governmental authority, agency or self-regulatory organization under the laws of any U.S. or foreign jurisdictions applicable to the purchase of Shares pursuant to the BGC Offer shall have been obtained or made on terms reasonably satisfactory to BGC and Offeror, and any necessary approvals or waiting periods under the competition laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the BGC Offer shall have expired or been terminated or obtained, as applicable (the "Regulatory Condition");

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  Offeror being satisfied, in its reasonable judgment, that nominees of BGC will constitute at least two-thirds of the members of the GFI Board and all of the members of the controlling body of each subsidiary of GFI immediately after the consummation of the BGC Offer (the "Board Condition"); and

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  Offeror being provided adequate information from GFI so that Offeror is satisfied, in its reasonable judgment, that GFI did not, on or after the date of the CME Combination (as defined below), enter into, modify, terminate, execute, or waive or grant any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice (other than the entering into the agreements providing for the CME

    Combination) having the effect of impairing, in the reasonable judgment of Offeror, Offeror's or BGC's ability to acquire the Shares or GFI or otherwise diminishing the expected value to BGC of the acquisition of GFI (the "Impairment Condition").

        Other Conditions.    According to the BGC Offer, Offeror, is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or expiration of the BGC Offer), pay for any Shares, and may terminate or amend the BGC Offer, if at any time on or after the date of the Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the BGC Offer) the Regulatory Condition shall not have been satisfied or if, before the Expiration Date, the Minimum Tender Condition, the Regulatory Condition, the Board Condition or the Impairment Condition shall not have been satisfied, or, if any of the following conditions exist:

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  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the BGC Offer, the acceptance for payment of or payment for some or all of the Shares by the Offeror or any of its subsidiaries or affiliates or the consummation by the Offeror or any of its subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the BGC Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the Offeror or any of its subsidiaries' full rights of ownership or operation by the Offeror or any of its subsidiaries or affiliates of all or any portion of its business or assets or those of GFI or any of its or GFI's respective subsidiaries or affiliates or to compel the Offeror or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of its business or assets or those of GFI or any of its or GFI's respective subsidiaries or affiliates or seeking to impose any limitation on the Offeror or any of its subsidiaries or affiliates ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on the Offeror's ability or that of any of its subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the Offeror or any of its subsidiaries or affiliates on all matters properly presented to the GFI Stockholders, (e) seeking to require divestiture or sale by the Offeror or any of its subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by the Offeror or any of its subsidiaries or affiliates as a result of the transactions contemplated by the BGC Offer or any merger or other business combination involving GFI or (g) that otherwise, in the Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to the Offeror or any of its subsidiaries or affiliates;

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  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to BGC, the Offeror or any of their subsidiaries or affiliates, the BGC Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving GFI, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the BGC Offer or to any such merger or other business combination), that, in the Offeror's reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of the paragraph set forth immediately above this paragraph;

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  from and after December 31, 2013, any change occurs, or has occurred, or is threatened (or any development occurs, or has occurred, or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, that, in the Offeror's reasonable judgment, is or may be materially adverse to GFI and its subsidiaries, taken as a whole, the Offeror or its subsidiaries become aware of any facts that, in the Offeror's reasonable judgment, have or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to the Offeror and its subsidiaries, or the Offeror or its subsidiaries become aware that any material contractual right or obligation of GFI or any of its subsidiaries that, in the Offeror's reasonable judgment, could result in a material decrease in the value of the Shares purchased in the BGC Offer to the Offeror;

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  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on the date of the Offer to Purchase, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in the Offeror's reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of GFI and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Offeror's reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on the date of the Offer to Purchase, a material acceleration or worsening thereof;

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  after the date of the Offer to Purchase, (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including GFI or any of its subsidiaries or affiliates), or has been publicly disclosed, or the Offeror or its subsidiaries otherwise learn that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of GFI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Purchase, (b) any such person or group which, prior to the date of the Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of GFI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving GFI or (d) any person has filed a Notification and Report Form under the Hart-Scott-Rodino

    Antitrust Improvements Act of 1976, as amended (the "HSR Act") or made a public announcement reflecting an intent to acquire GFI or any assets or securities of GFI;

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  GFI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, including, without limitation, relating to or in connection with the acceleration of the vesting of any employee equity awards (other than (1) the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Offer to Purchase of employee equity awards outstanding prior to such date (excluding any provisions allowing for acceleration of the vesting thereof in connection with the BGC Offer or otherwise) or (2) the acceleration of the vesting of employee equity awards, whether or not in connection with the BGC Offer, pursuant to and in accordance with employment agreements in effect as of the date of the Offer to Purchase), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of GFI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of GFI, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) other than the GFI Board's recommendation for the CME Combination, authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of GFI or any of its subsidiaries or any comparable event not in the ordinary course of business, including amending or modifying the CME Combination, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the BGC Offer, the acceptance for payment of or payment for some of or all the Shares by Offeror or its consummation of any merger or other similar business combination involving GFI (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of GFI or any of its subsidiaries, or Offeror shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Offeror becomes aware that GFI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

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  the Offeror becomes aware (a) that any material contractual right of GFI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of GFI or any of its subsidiaries (other than indebtedness under its existing indenture and credit agreement) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the BGC Offer or the consummation by the Offeror or any of its subsidiaries or affiliates of a merger or other similar business combination involving GFI, (b) of any covenant, term or condition in any instrument or agreement of GFI or any of its subsidiaries that, in the Offeror's reasonable judgment, has or may have material adverse significance with respect to either the value of GFI or any of its affiliates or the value of the Shares to the Offeror or any of its affiliates (including any event of default that may ensue as a result of or in connection with the BGC Offer, the acceptance for payment of or payment for some or all of the Shares by the Offeror or its consummation of a merger or other similar business combination involving GFI) or (c) of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to such matters) in any document filed by or on behalf of GFI or any of its subsidiaries with any securities regulatory authority;

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  the Offeror or any of its affiliates enters into a definitive agreement or announces an agreement in principle with GFI providing for a merger or other similar business combination with GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries, or the Offeror or its subsidiaries and GFI reach any other agreement or understanding pursuant to which it is agreed that the BGC Offer will be terminated; or

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  GFI or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving GFI or any of its subsidiaries or the purchase of securities or assets of GFI or any of its subsidiaries any type of option, warrant or right which, in the Offeror's reasonable judgment, constitutes a "lock-up" device (including a right to acquire or receive any Shares or other securities, assets or business of GFI or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.

        According to the Schedule TO, all of the conditions to the BGC Offer are for the sole benefit of BGC, the Offeror and their affiliates and may be asserted by them regardless of the circumstances giving rise to any such conditions or may be waived by them in whole or in part at any time or from time to time before the Expiration Date.

        According to the Schedule TO, the Offeror's principal executive offices are located at 499 Park Avenue, New York, New York, 10022, and its telephone number is (212) 610-2200.

        With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror and BGC or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror or BGC to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Filing Persons or any of their affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand.

 Relationship of the Offeror to the Company

        According to the Schedule 13D/A filed by BGC with the SEC on January 22, 2015, BGC and its subsidiaries beneficially own 17,075,464 Shares, in addition to 45,000 Shares owned by an affiliate of BGC, collectively representing approximately 13.4% of the outstanding Shares.

        GFI, in the ordinary course of business, contemplates or enters into commercial arrangements with industry participants, including certain of BGC's affiliates.

Certain Arrangements and Related Transactions

        In considering the recommendation of the Filing Persons as set forth in Item 4 below under the heading "Solicitation/Recommendation", the GFI Stockholders should be aware that the Filing Persons have certain interests in the BGC Offer and related transactions, which are described below, that are different from or in addition to those of the GFI Stockholders generally. These interests may present the Filing Persons with certain conflicts of interest.

  The GFI/CME Merger Agreement

        GFI and CME Group Inc, a Delaware corporation ("CME"), are parties to a merger agreement pursuant to which GFI Stockholders will have the right to receive cash or stock consideration equal to $5.25. The following summary provides additional details about the merger.

        The Company, CME, Commodore Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CME ("Merger Sub 1"), and Commodore Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME ("Merger Sub 2"), entered into an Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014 (the "GFI/CME Merger Agreement") providing for the merger of Merger Sub 1 with and into the Company (the "GFI/CME Merger"), with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"), which will be followed, immediately after the effective time of the GFI/CME Merger (the "Effective Time"), by a merger of the Surviving Corporation with and into Merger Sub 2 (the "Subsequent Merger" and, together with the GFI/CME Merger, the "CME Combination"), with Merger Sub 2 continuing as the surviving entity in the Subsequent Merger. As a result of the GFI/CME Merger, Merger Sub 2 will become a wholly-owned subsidiary of CME. Upon completion of the GFI/CME Merger, each share of GFI Common Stock issued and outstanding immediately prior to the Effective Time for which a cash election (or no election) has been made will be converted into the right to receive $5.25 in cash and each share of GFI Common Stock issued and outstanding immediately prior to the Effective Time for which a stock election has been made will be converted into the right to receive a fraction of a share (the "Exchange Ratio") of CME Class A common stock ("CME Class A Common Stock"). The Exchange Ratio is a fraction, the numerator of which equals $5.25 and the denominator of which equals the average closing sales price of CME Class A Common Stock as reported on the NASDAQ Global Select Market for the ten trading days ending upon and including the trading day immediately before the closing date of the GFI/CME Merger. If the aggregate amount of cash to be paid in respect of shares of GFI Common Stock for which a cash election (or no election) has been made exceeds the available cash of $89 million, then CME has the option to increase the available cash, subject to certain limitations, or subject the shares of GFI Common Stock for which a cash election (or no election) has been made to proration procedures as set forth in the GFI/CME Merger Agreement.

        The GFI/CME Merger Agreement was approved by a unanimous vote of the GFI Board, acting upon the unanimous recommendation of the special committee composed of independent directors of the GFI Board (the "Special Committee"). Mr. Gooch, the Company's Executive Chairman, and Mr. Heffron, the Company's Chief Executive Officer, abstained from the vote on the GFI/CME Merger. All other members of the GFI Board voted in favor of approving the GFI/CME Merger

Agreement. In connection with the Special Committee's recommendation, Greenhill & Co., LLC ("Greenhill"), as financial advisor to the Special Committee, rendered its opinion to the Special Committee that, as of the date of the opinion and subject to the various assumptions and qualifications set forth therein, the merger consideration to be paid pursuant to the GFI/CME Merger Agreement is fair, from a financial point of view, to the holders of the Shares.

        A summary of the GFI/CME Merger Agreement is contained in Annex A hereto, which contains certain disclosure from the proxy statement/prospectus filed pursuant to Rule 424(b)(3) by CME on December 24, 2014 and supplemented on January 23, 2015 (SEC File No. 333-199429) (the "Proxy Statement/Prospectus"). Additional disclosure related to the GFI/CME Merger Agreement is set forth in the section entitled "Item 8. Additional Information—No Appraisal Rights in Connection with the GFI/CME Merger Agreement." This summary does not purport to be complete and is qualified in its entirety by reference to the GFI/CME Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

        On January 15, 2015, GFI, CME, Merger Sub 1 and Merger Sub 2 entered into GFI/CME Merger Agreement Amendment No. 2 ("GFI/CME Merger Agreement Amendment No. 2"). GFI/CME Merger Agreement Amendment No. 2 provides, among other things, that the per Share consideration payable in the GFI/CME Merger to the GFI Stockholders pursuant to the GFI/CME Merger Agreement will be increased to $5.60 per Share. This summary does not purport to be complete and is qualified in its entirety by reference to GFI/CME Merger Agreement Amendment No. 2, which is filed as Exhibit (e)(2) of this Statement and is hereby incorporated herein by reference.

        On January 22, 2015, GFI, CME, Merger Sub 1 and Merger Sub 2 entered into Amendment No. 3 to the GFI/CME Merger Agreement ("GFI/CME Merger Agreement Amendment No. 3"). GFI/CME Merger Agreement Amendment No. 3 provides, among other things, that the per Share consideration payable in the GFI/CME Merger to the GFI Stockholders pursuant to the GFI/CME Merger Agreement will be increased to $5.85 per Share and GFI Stockholders will continue to have the ability to elect to receive shares of CME Class A Common Stock or cash in the GFI/CME Merger. Accordingly, at the Effective Time, by virtue of the GFI/CME Merger and without any action on the part of the holders of any Shares, each Share issued and outstanding immediately prior to the Effective Time for which a cash election (or no election) has been made will be converted into the right to receive $5.85 in cash and each Share issued and outstanding immediately prior to the Effective Time for which a stock election has been made will be converted into the right to receive a fraction of a share (the "Amended Exchange Ratio") of CME Class A Common Stock. The Amended Exchange Ratio is a fraction, the numerator of which equals $5.85 and the denominator of which equals the average closing sales price of CME Class A Common Stock as reported on the NASDAQ Global Select Market for the ten trading days ending upon and including the trading day immediately before the closing date of the GFI/CME Merger. If the aggregate amount of cash to be paid in respect of Shares for which a cash election (or no election) has been made exceeds the available cash of $116,833,200, then CME has the option to increase the available cash, subject to certain limitations, or subject the Shares for which a cash election (or no election) has been made to proration procedures as set forth in GFI/CME Merger Agreement Amendment No. 3. This summary does not purport to be complete and is qualified in its entirety by reference to GFI/CME Merger Agreement Amendment No. 3, which is filed as Exhibit (e)(3) of this Statement and is hereby incorporated herein by reference.

  GFI Support Agreement

        Concurrently with the execution of the GFI/CME Merger Agreement, CME entered into a Support Agreement with certain beneficial owners of the Shares (the "GFI Supporting Stockholders"), including entities controlled by Mr. Gooch (the "GFI Support Agreement"). The shares of GFI Common Stock subject to the GFI Support Agreement constituted approximately 37.8% of the total issued and outstanding shares of GFI Common Stock as of December 2, 2014. Under the GFI Support

Agreement, the GFI Supporting Stockholders agreed, among other things, to vote or cause to be voted their shares in favor of adoption of the GFI/CME Merger Agreement and the related transactions and any other action requested by CME in furtherance thereof. The GFI Support Agreement will terminate upon the earliest of (a) the effective date of the GFI/CME Merger, (b) termination by mutual written consent of the parties, a termination of the GFI/CME Merger Agreement due to (i) a breach of CME's representations, warranties or covenants thereto or (ii) because the outside date has been reached or a restraint on the CME Combination has been imposed, in the case of (ii), solely due to the failure to obtain certain antitrust approvals or (c) 12 months after the termination of the GFI/CME Merger Agreement.

        A summary of the GFI Support Agreement is contained in Annex B hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the GFI Support Agreement, which is filed as Exhibit (e)(4) of this Statement and is hereby incorporated herein by reference.

  JPI Merger Agreement

        Concurrently with the execution of the GFI/CME Merger Agreement, CME, Cheetah Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of CME ("Merger Sub 3"), Cheetah Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of CME ("Merger Sub 4") JPI, New JPI Inc., a Delaware corporation formed by certain stockholders of JPI ("New JPI"), and Messrs. Gooch and Heffron, and Mr. Brown, a Managing Director and the Head of Financial Product Brokerage North America of GFI, entered into an Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014 (the "JPI Merger Agreement"), pursuant to which Merger Sub 3 will merge with and into New JPI with New JPI continuing as the surviving corporation (the "JPI Merger") and immediately thereafter New JPI as the surviving corporation will merge with and into Merger Sub 4, with Merger Sub 4 continuing as the surviving company and a wholly-owned subsidiary of CME (the "JPI Subsequent Merger").

        At the effective time of the JPI Merger, each issued and outstanding share of common stock of New JPI ("New JPI Common Stock") will be converted into and will thereafter represent the right to receive a fraction of a share of CME Class A Common Stock equal to a fraction, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable with respect to the 46,464,240 shares of GFI Common Stock beneficially owned by New JPI as if such shares were converted into the merger consideration provided for in the GFI/CME Merger Agreement as stock election shares and the denominator of which equals the maximum number of shares of New JPI Common Stock that could be issued and outstanding immediately prior to the effective time of the JPI Merger following the consummation of the reorganization of JPI, provided that, to the extent all of the available cash consideration in the GFI/CME Merger has not been allocated, up to 13% of the total JPI merger consideration shall be paid in cash. The purpose of the JPI Merger Agreement is to provide New JPI's stockholders the same tax-free consideration they would receive in the GFI/CME Merger if they held the GFI Common Stock owned by New JPI directly as GFI Stockholders, subject to any portion of the JPI merger consideration that becomes payable in cash as described above.

        A summary of the JPI Merger Agreement is contained in Annex C hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the JPI Merger Agreement, which is filed as Exhibit (e)(5) of this Statement and is hereby incorporated herein by reference.

        On January 15, 2015, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and Messrs. Gooch, Heffron and Brown (the "Signing Stockholders") entered into Amendment No. 2 to the JPI Merger Agreement ("JPI Merger Agreement Amendment No. 2"). JPI Merger Agreement Amendment No. 2 provides, among other things, that the per Share consideration payable in the JPI Merger to the holders of New JPI Common Stock pursuant to the JPI Merger Agreement will equal the number of shares of CME Class A Common Stock that would be payable if the Shares held by New JPI were treated as stock election Shares and converted into the applicable merger consideration provided for in the GFI/CME Merger Agreement; provided that with respect to those certain Shares indirectly held by each of the Signing Stockholders (the "Reduced Value Transferred Shares") such number will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is $5.25. This summary does not purport to be complete and is qualified in its entirety by reference to JPI Merger Agreement Amendment No. 2, which is filed as Exhibit (e)(6) of this Statement and is hereby incorporated herein by reference.

        On January 22, 2015, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, the Signing Stockholders, and, solely for purposes of Sections 3 and 4 thereto, Diane Gooch, the Michael P. Gooch Trust, the Christopher Gooch Trust and the Stefan Gooch Trust, each of whom are stockholders of JPI and New JPI, entered into Amendment No. 3 to the JPI Merger Agreement ("JPI Merger Agreement Amendment No. 3"). JPI Merger Agreement Amendment No. 3 provides, among other things, that the per Share consideration payable in the JPI Merger to the holders of New JPI Common Stock pursuant to the JPI Merger Agreement will equal the number of shares of CME Class A Common Stock that would be payable if the Shares held by New JPI were treated as stock election Shares and converted into the applicable merger consideration provided for in the GFI/CME Merger Agreement; provided that with respect to those certain Shares indirectly held by each of (i) the Signing Stockholders and certain other stockholders of JPI and New JPI (collectively, the "$4.4380 Value Transferred Shares Stockholders" and such shares the "$4.4380 Value Transferred Shares") or (ii) a certain stockholder of JPI and New JPI (the "$5.4571 Value Transferred Shares Stockholder" and such shares the "$5.4571 Value Transferred Shares") such number will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is (i) $4.4380 in the case of the $4.4380 Value Transferred Shares Stockholders or (ii) $5.4571 in the case of the $5.4571 Value Transferred Shares. JPI Merger Agreement Amendment No. 3 further provides that notwithstanding the foregoing, if the aggregate amount of cash to be paid in respect of Shares in the GFI/CME Merger is less than the available cash of $116,833,200 (such amount the "Remaining Cash Amount"), then the merger consideration payable in the JPI Merger shall consist of (i) an amount of cash that would be payable with respect to the Shares held by New JPI if such Shares were treated as cash election Shares in the GFI/CME Merger and converted into the per Share cash consideration provided for in the GFI/CME Merger Agreement (provided that with respect to (a) the $4.4380 Value Transferred Shares, such amount will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is $4.4380 and (b) the $5.4571 Value Transferred Shares, such amount will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is $5.4571) up to an aggregate amount not to exceed the Remaining Cash Amount (and in any event, not to exceed 16.5% of the aggregate merger consideration to be paid in the JPI Merger) and (ii) the number of shares of CME Class A Common Stock that would be payable if the remaining number of Shares held by New JPI were treated as stock election Shares and converted into the applicable merger consideration provided for in the GFI/CME Merger Agreement (provided that with respect to (a) the $4.4380 Value Transferred Shares, such amount will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is $4.4380 and (b) the $5.4571 Value Transferred Shares, such amount will be calculated on the basis that the per Share merger consideration provided for in the GFI/CME Merger Agreement is $5.4571). This summary does not purport to be complete and is qualified in its entirety by reference to JPI Merger Agreement Amendment No. 3, which is filed as Exhibit (e)(7) of this Statement and is hereby incorporated herein by reference.

  IDB Purchase Agreement

        Concurrently with the execution of the GFI/CME Merger Agreement, IDB Buyer, an entity affiliated with Messrs. Gooch, Heffron and Brown, entered into a Purchase Agreement, dated as of July 30, 2014 and amended as of December 2, 2014 (the "IDB Purchase Agreement"), with Merger Sub 2, JPI (solely for purposes of Article IX therein), New JPI (solely for purposes of Article IX therein) and CME (solely for purposes of Article IX therein), pursuant to which IDB Buyer, a private consortium of GFI management, consisting of Messrs. Gooch, Heffron and Brown, will purchase from Merger Sub 2, and Merger Sub 2 will sell, transfer and assign to IDB Buyer, all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries immediately after consummation of the JPI Merger and GFI/CME Merger for consideration of $254,000,000 in cash and the assumption, at closing, of approximately $72,000,000 of unvested deferred compensation and other liabilities (collectively, the "IDB Transaction").

        A summary of the IDB Purchase Agreement is contained in Annex D hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the IDB Purchase Agreement, which is filed as Exhibit (e)(8) of this Statement and is hereby incorporated herein by reference.

        On January 15, 2015, Merger Sub 2, IDB Buyer, CME, JPI, and New JPI entered into Amendment No. 2 to the IDB Purchase Agreement ("IDB Purchase Agreement Amendment No. 2"). IDB Purchase Agreement Amendment No. 2 provides, among other things, that the cash purchase price payable in the IDB Transaction will be increased from $254,000,000 to $281,833,200 in cash. This summary does not purport to be complete and is qualified in its entirety by reference to IDB Purchase Agreement Amendment No. 2, which is filed as Exhibit (e)(9) of this Statement and is hereby incorporated herein by reference.

  Commitment Letter

        In connection with the IDB Purchase Agreement, on December 2, 2014, GFI Holdco entered into an amended and restated commitment letter (the "Commitment Letter") with Jefferies Finance LLC ("Jefferies") that amends, restates and supersedes a commitment letter originally entered into by IDB Parent on July 30, 2014. Pursuant to the Commitment Letter, Jefferies has committed, subject to customary conditions, to provide IDB Buyer with debt financing for the transactions contemplated by the IDB Purchase Agreement. The debt financing under the Commitment Letter is anticipated to consist of a senior secured first lien term loan facility in an aggregate principal amount of up to $225,000,000 and a senior secured second lien term loan facility in an aggregate principal amount of up to $95,000,000.

        A summary of the Commitment Letter is contained in the section entitled "IDB Purchase Agreement—Commitment Letter" in Annex D hereto, which contains certain disclosure from the Proxy Statement/Prospectus.

        In connection with IDB Purchase Agreement Amendment No. 2, on January 15, 2015, GFI Holdco entered into an amended and restated commitment letter (the "Amended and Restated Commitment Letter") with Jefferies that amends, restates and supersedes the Commitment Letter. The debt financing under the Amended and Restated Commitment Letter is anticipated to consist of a senior secured first lien term loan facility in an aggregate principal amount of up to $225,000,000 (the "First Lien Term Loan Facility") and a senior secured second lien term loan facility in an aggregate principal amount of up to $122,000,000 (the "Second Lien Term Loan Facility"). The commitments to provide the First Lien Term Loan Facility and Second Lien Term Loan Facility are subject to certain conditions set forth in the Amended and Restated Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Commitment Letter, which is filed as Exhibit (e)(10) of this Statement and is hereby incorporated herein by reference.

 Arrangements with Current Executive Officers and Directors of the Company

  Shares Held by Non-Employee Directors and Executive Officers of the Company

        Based on publicly available information and our knowledge of GFI, as a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,420,882 Shares as of December 2, 2014, excluding any Shares issuable upon settlement of restricted stock units ("RSUs") held by such individuals. If GFI's non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the BGC Offer, then they would receive the same $6.10 per Share consideration being offered to all other GFI Stockholders in connection with the BGC Offer. If the non-employee directors and executive officers were to tender all of the 49,420,882 Shares owned by them for purchase pursuant to the BGC Offer and those Shares were purchased by the Offeror for $6.10 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $301,467,380 in cash. To the knowledge of the Filing Persons, none of GFI's nonemployee directors or executive officers currently intends to tender any of their Shares pursuant to the BGC Offer. For a description of the treatment of RSUs held by the non-employee directors and executive officers of GFI, see below under the heading "Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company."

        The following table sets forth, as of December 2, 2014, the cash consideration that each non-employee director and executive officer would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his outstanding Shares pursuant to the BGC Offer and those Shares were accepted for purchase and purchased by Offeror.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$285,519,144
Colin Heffron(3)	1,307,985	$7,978,709
Ronald Levi	812,952	$4,959,007
James Peers(4)	187,759	$1,145,330
Marisa Cassoni	181,436	$1,106,760
Frank Fanzilli	76,268	$465,235
Richard Magee	36,391	$221,985
Thomas Cancro	11,674	$71,211

All executive officers and directors as a group	49,420,882	$301,467,380

(1)
Includes all Shares beneficially owned by the entities affiliated with JPI as described in footnote (2) below. Mr. Gooch controls the voting and disposition of these Shares through his ownership of approximately 70% of the outstanding JPI Common Stock. Also includes 54,336 Shares which are held for the benefit of Mr. Gooch's former wife, 1,320 Shares owned by Mr. Gooch's children and 42,104 Shares which are held by the Gooch Investment Trust. Mr. Gooch disclaims beneficial ownership with respect to these Shares.

(2)
Includes 46,464,240 Shares held directly by JPI and its wholly-owned subsidiaries.

(3)
Does not include any of the Shares owned by JPI. Mr. Heffron owns approximately 5% of the outstanding JPI Common Stock.

(4)
Does not include 154,928 Shares that were issuable upon the vesting of RSUs for which Mr. Peers has previously deferred receipt.

  Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

        Based on publicly available information and our knowledge of GFI, as of December 2, 2014, the non-employee directors and executive officers of GFI held 1,801,823 RSUs. Upon a change in control, the Compensation Committee of the GFI Board (the "Compensation Committee") may, but shall not be obligated to, accelerate the vesting of the RSUs, replace the RSUs with substitute awards of the surviving corporation, or replace the RSUs with a cash incentive program that preserves the value of the awards so replaced. The BGC Offer does not state the proposed treatment of the outstanding RSUs. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the BGC Offer, the discussion below assumes that vesting of any unvested RSUs held by non-employee directors and executive officer will be accelerated in connection with the BGC Offer, and that the non-employee directors and executive officers will receive the same $6.10 per Share consideration being offered to all other GFI Stockholders in connection with the BGC Offer. No non-employee director or executive officer of GFI presently holds options or other forms of equity or equity-based awards.

  •
  Restricted Stock Units Held by Non-Employee Directors.  The BGC Offer does not state the proposed treatment of the outstanding RSUs. This discussion assumes that each RSU held by GFI's non-employee directors immediately before the BGC Offer will be accelerated in connection with the BGC Offer and converted into Shares, and that the non-employee directors will be entitled to receive the $6.10 per Share in respect of such Shares. As of December 2, 2014, Messrs. Fanzilli and Magee and Ms. Cassoni, the current non-employee directors of GFI, held 17,249, 12,449 and 42,576 RSUs, respectively. Based on the Offer Price of $6.10 per Share, the value of such RSUs for each of Messrs. Fanzilli and Magee and Ms. Cassoni was $105,219, $75,939, and $259,714, respectively.

  •
  Restricted Stock Units Held by Executive Officers.  The vesting of RSUs held by GFI's executive officers will not accelerate in connection with the BGC Offer unless so determined by the Compensation Committee or as otherwise provided in an individual employment or service agreement. This discussion assumes that each RSU held by GFI's executive officers immediately before the BGC Offer will be accelerated in connection with the BGC Offer and converted into Shares, and that the executive officers will be entitled to receive the $6.10 per Share in respect of such Shares. As of December 2, 2014, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 RSUs, respectively. Based on the Offer Price of $6.10 per Share, the value of such RSUs for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,282,958, $5,222,234, $1,552,840, $2,312,254 and $179,962, respectively.

  Potential Severance Benefits Under Executive Officer Employment Agreements

        Based on publicly available information and our knowledge of GFI, GFI is party to employment agreements with Messrs. Heffron, Peers and Levi pursuant to which the executives will be entitled to certain severance benefits upon a qualifying termination of employment following the consummation of the BGC Offer (a termination without cause by the employer or for good reason by the executive, as those terms are defined in the respective agreements).

        Mr. Heffron.    Upon a qualifying termination of employment, Mr. Heffron would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to (a) two times the sum of Mr. Heffron's annual base salary (three times his annual base salary in the event the termination occurs within one year following the consummation of the BGC Offer) plus (b) two times the average annual bonus earned during the two most recently completed fiscal years. Mr. Heffron is also entitled to payment for the cost of premiums for continued medical coverage for two years following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Heffron's continued employment will immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. See the disclosures in the sections entitled "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company" and "Additional Information—Information Regarding Golden Parachute Compensation" regarding the value of accelerated vesting of Mr. Heffron's unvested equity awards. Assuming Mr. Heffron experienced a qualifying employment termination on December 2, 2014 and that the BGC Offer had already occurred, he would have been entitled to receive a cash payment of approximately $4,856,024, which is comprised of a lump sum payment of three times Mr. Heffron's annual base salary, plus two times the average annual bonus earned during the two most recently completed fiscal years. In addition, Mr. Heffron would also have been entitled to continuation of health coverage for two years, with an approximate value of $40,881 based on the cost of such benefits during 2014. Mr. Heffron's agreement requires that, during the term of his employment and for a period of 24 months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants. Mr. Heffron's agreement also provides that in the event any payments constitute parachute payments within the meaning of Section 280G of the Code and will be subject to an excise tax under Section 4999 of the Code, Mr. Heffron's severance payments will be provided in full or to such lesser extent which would result in no portion being subject to such excise tax, whichever results in Mr. Heffron receiving the greatest amount of severance benefits on an after-tax basis.

        Mr. Peers.    If Mr. Peers is terminated without cause, he is entitled to receive continued salary payments for a period of up to six months, less any portion of such period in which he is not required to work, and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365. Assuming Mr. Peers' employment was terminated without cause on December 2, 2014, Mr. Peers would have been entitled to receive approximately $250,000 in base salary continuation (assuming he were required to work during the entire period) and approximately $531,208 in lieu of a discretionary bonus. Mr. Peers' agreement also provides him with the following severance benefits if he were to terminate his employment for good reason within six months following the consummation of the BGC Offer: a lump sum payment in an amount equal to twelve months base salary (with an approximate value of $500,000 assuming a termination on December 2, 2014); the cost of continued health and dental insurance coverage for six months or, if earlier, until he secures new employment (with an approximate value of $10,220 based on the cost of such benefits during 2014 and assuming a termination on December 2, 2014); all employee or incentive stock options granted to him which are outstanding and unvested on the date of termination of employment will become fully vested and such stock options will continue to be exercisable at any time within the one year period following the date of termination (Mr. Peers presently holds no such options); and an amount in lieu of discretionary bonus equal to (x) such bonus, if any, paid for the fiscal year immediately preceding the year in which such employment is terminated, multiplied by (y) a fraction, the numerator of which is the number of days of employment during the fiscal year in which employment is terminated and the denominator of which is 365 (with an approximate value of $531,208 assuming a termination on December 2, 2014). Mr. Peers' agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Peers' agreement requires that, during the term of his employment and for a period of 12 months following his termination, he abide by certain non-competition, nondisclosure and employee/customer non-solicitation covenants, and that during the term of his employment and that during the term of his employment and for a period of 9 months following his termination, he abide by certain non-competition covenants (subject to reduction by any number of weeks that Mr. Peers is placed on leave in advance of his termination).

        Mr. Levi.    Upon a qualifying termination of employment, Mr. Levi would be entitled to (i) accrued but unpaid base salary and expenses with respect to the period prior to termination, (ii) any unpaid bonus for the prior year that has been declared earned, and (iii) a lump sum cash payment equal to certain guaranteed compensation not yet paid if the incentive compensation goals applicable to other executive officers for the twelve month period that includes the date of termination are achieved. Mr. Levi is also entitled to payment of the cost of premiums for continued medical coverage for twelve months following termination. Finally, any unvested RSUs or stock options that are subject to vesting based solely on Mr. Levi's continued employment shall immediately vest and, if applicable, become exercisable and generally remain exercisable for three months following termination. See the disclosures in the sections entitled "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company" and "Additional Information—Information Regarding Golden Parachute Compensation" regarding the value of accelerated vesting of Mr. Levi's unvested equity awards. Mr. Levi's agreement does not provide for any additional severance payments in the event his employment is terminated following the BGC Offer. Assuming Mr. Levi experienced a qualifying termination on December 2, 2014, he would have been entitled to receive a cash payment of approximately $2,496,164, which represents the amount of guaranteed compensation that he had not yet received on that date. In addition, Mr. Levi would also have been entitled to continuation of health coverage for one year, with an approximate value of $59,205 based on the cost of such benefits during 2014. Mr. Levi's agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Levi's agreement requires that, during the term of his employment and for a period of 12 months following his termination, he abide by certain non-competition and employee/customer non-solicitation covenants.

  Special Committee Compensation

        As compensation for services rendered in connection with serving on the Special Committee, Messrs. Fanzilli and Magee and Ms. Cassoni each received a fee of $75,000. On December 4, the Board approved a fee of an additional $75,000 for each member of the Special Committee as compensation for such services. On December 3, 2014, Ms. Cassoni advised her advisors that she was resigning from the Special Committee for personal reasons. Therefore, Ms. Cassoni will not receive the additional $75,000.

  Resignation and Appointment of Executive Officers

        On June 4, 2014, Christopher Giancarlo provided notice to GFI of his intention to resign from his position as Executive Vice President in connection with his confirmation by the United States Senate to serve as a Commissioner of the Commodities Futures Trading Commission. The resignation became effective on June 10, 2014.

        On July 22, 2014, the Board appointed Thomas J. Cancro as GFI's principal accounting officer.

Director and Officer Indemnification and Insurance

  Indemnification Provisions Under Delaware Law

        Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the "DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its second amended and restated certificate of incorporation (as amended, the "Charter") a provision to limit or eliminate the personal liability of its directors except to the extent such liability is provided by applicable law (i) for breach of the director's duty of loyalty to the Company or the GFI Stockholders, (ii) for acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its third amended and restated bylaws (the "Bylaws") provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under the DGCL. However, except for proceedings to enforce rights to indemnification, the Company will indemnify such person with respect to a proceeding that was commenced by such person only if such proceeding was authorized by the Company's board of directors. In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

  GFI/CME Merger Agreement Provisions

        Under the GFI/CME Merger Agreement, from and after the Effective Time, Merger Sub 2, as the surviving company, will indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the GFI/CME Merger Agreement and the closing of the GFI/CME Merger, for all acts and omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the GFI/CME Merger Agreement pursuant to GFI's constituent documents (including the Charter and Bylaws) and indemnification agreements, if any, in existence on the date of the GFI/CME Merger Agreement with any indemnified persons. CME will cause the constituent documents of Merger Sub 1, as the surviving corporation, and Merger Sub 2, as the surviving company, to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the indemnified persons with respect to acts or omissions occurring at or prior to the Effective Time than those in GFI's constituent documents (including the Charter and Bylaws). From and after the Effective Time, CME will guarantee and stand surety for, and will cause Merger Sub 2 to honor its indemnification and insurance obligations.

        The GFI/CME Merger Agreement further provides that, prior to the closing date of the GFI/CME Merger, GFI will, and if GFI is unable to, CME will, cause Merger Sub 2 as the surviving company as of or following the Effective Time to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI's existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        The Filing Persons urge you to REJECT the BGC Offer and NOT TENDER your Shares to BGC pursuant to the BGC Offer. For a discussion of the reasons for this recommendation, see the section entitled "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation."

        If you have already tendered any of your Shares, you can withdraw them at any time prior to BGC's acceptance of your Shares for payment pursuant to the terms of the BGC Offer. For assistance in withdrawing your Shares, you can contact your broker or the Company's information agent, MacKenzie Partners, Inc., at the contact information below:

105 Madison Avenue
New York, NY 10016
Toll free:(800) 322-2885
Collect:(212) 929-5500

Reasons for the Recommendation

        The Filing Persons believe that the BGC Offer is not in the best interests of GFI or the GFI Stockholders. The Filing Persons urge you to reject the BGC Offer and not tender your Shares to BGC pursuant to the BGC Offer.

        On January 27, 2015, Michael Gooch issued a press release containing an open letter to GFI Stockholders communicating the Filing Persons' reasons for making their recommendation that GFI Stockholders should reject the BGC Offer and not tender their Shares to BGC pursuant to the BGC Offer. The text of the letter to GFI Stockholders was as follows:

Michael Gooch
c/o Jersey Partners Inc.
569 Middle Road
Bayport, NY 11705

January 27, 2015

To My Fellow GFI Stockholders:

        I write in my capacity as the controlling stockholder of Jersey Partners Inc. ("JPI"), a 36%+ stockholder of GFI Group Inc. ("GFI").

        CME Group Inc. ("CME") is offering GFI stockholders $5.85 per share in a consensual, tax-efficient merger transaction that is ready to close (the "CME Merger"). BGC Partners, Inc. ("BGC"), on the other hand, has made a highly conditional hostile tender offer to acquire all the outstanding shares of GFI's common stock for $6.10. You can opt for a "bird in the hand" with CME, or hold out for "BGC in the bush."

        As part of the CME Merger, Colin Heffron, Nick Brown and I are buying GFI's interdealer brokerage business (the "IDB Business") for approximately $287 million. We are also taking on approximately $82 million in deferred compensation owed to GFI employees, bringing the total consideration we are paying to approximately $369 million. Furthermore, the management consortium has made additional financial and commercial commitments to CME that are designed to maximize value for GFI shareholders.

        The $5.85 price that will be paid for your shares as part of the CME Merger—which has received all the necessary regulatory approvals to close and is on the table for your vote this coming Friday—implies a market cap of $743 million for GFI. That is an 88% premium compared to GFI's share price on July 29, 2014, the day before the initial announcement of the CME Merger.

        Colin, Nick and I will be paid only $4.44 for each of our GFI shares being sold through JPI. By taking this reduced sale price—and passing up a substantial portion of the premium that you and the other GFI stockholders will receive in the CME Merger—we have improved the value for all of GFI's stockholders.

        My ex-wife, Diane Gooch, is a significant stockholder of GFI (through JPI) and is also willing to take a reduced sales price for her more than 15 million shares. She is not part of the group purchasing the IDB Business, and her financial interests are completely aligned with yours, but she has agreed to accept just $5.46 for each of her GFI shares that will be sold through JPI. That is her vote of confidence in the CME Merger and shows how much she wants to see the CME Merger close.

        While we are willing to take these significantly reduced sales prices in order for GFI stockholders to maximize the value of their shares, BGC's commitment to a deal remains unclear. After five-and-a-half months of negotiations with GFI's Special Committee, BGC still has not signed a non-disclosure agreement with the standard no-solicitation, no-poach, and no-hiring conditions necessary to protect GFI from a raid on its employees. As a result, I believe BGC's hair trigger conditionality is unlikely to be satisfied given its inability to do due diligence without such a customary NDA in place.

        BGC's tender offer remains highly conditional.    Most notably, BGC's offer is conditioned on the current GFI board voluntarily handing over board control to BGC if BGC receives tenders for as little as 45% of GFI's outstanding shares. That 45% represents less than 41% of the outstanding shares of GFI on a fully diluted basis. By comparison, JPI and other insiders and employees own or are entitled to more than 44% of the fully diluted share count once restricted stock units are factored in. In my opinion, it is not appropriate for BGC to get control of two-thirds of GFI's board seats in these circumstances.

        BGC's tender offer is also subject to (among other things) an impairment condition that cannot be satisfied without due diligence. Given BGC's refusal to sign an NDA, it cannot begin due diligence and its impairment condition therefore cannot be satisfied. In my opinion, this effectively represents a due diligence out from its obligation to close its tender offer.

        To be clear, even if 45% of GFI's shares (or more) are tendered to BGC next week, the tender offer is still subject to many other conditions, such as the impairment condition, which will remain unsatisfied. So even if BGC reaches the 45% tender threshold, there is no assurance or guarantee that you will receive $6.10 for your shares.

        Fortunately, GFI stockholders have an extremely compelling alternative to the highly conditional BGC offer: the pending transaction with CME which will benefit ALL GFI stockholders. By choosing the tax-efficient CME transaction that offers you the right to elect cash and/or CME shares totaling $5.85 per share rather than BGC's hostile, fully taxable conditional tender offer, you will avoid being stuck in limbo for a significant period of time—and possibly indefinitely—while waiting for the material conditions of BGC's tender offer to be satisfied.

        I urge you to vote in favor of the CME Merger so that all GFI stockholders can receive the tax-efficient $5.85 per share in merger consideration.    I also urge you not to tender your shares to BGC or vote against the CME Merger. Doing so is a vote for uncertainty and against your own financial interests.

        I thank you for your continued support.

                      Sincerely,
                      Michael Gooch

        ACCORDINGLY, BASED ON THE FOREGOING, THE FILING PERSONS UNANIMOUSLY RECOMMEND THAT HOLDERS OF SHARES REJECT THE BGC OFFER AND NOT TENDER ANY OF THEIR SHARES TO BGC PURSUANT TO THE BGC OFFER.

  Intent to Tender

        To the knowledge of the Filing Persons, after making reasonable inquiry, none of the Company's executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the BGC Offer.

Background of the BGC Offer

        As an inter-dealer broker, GFI is subject to global economic factors which could reduce trading values and harm GFI's business and profitability. GFI acquired its technology assets, Trayport Ltd. ("Trayport") and FENICS Ltd. ("FENICS"), in order to diversify its business, to increase overall market efficiency and to build additional value for GFI's customers and the GFI Stockholders. GFI acquired 90% of the outstanding stock of FENICS in 2001, with the balance being acquired in 2005 and 2014, and acquired Trayport in 2008. All references to "Trayport" herein refer to the business of developing, marketing and licensing to customers a suite of electronic trading, information sharing, straight-through processing, clearing links and post-trade services for commodities, principally in the energy market, in each case as conducted by GFI and its subsidiaries immediately prior to the date of the GFI/CME Merger Agreement (subject to any changes permitted or required in accordance with the GFI/CME Merger Agreement); all references in to "FENICS" herein refer to the business of developing, marketing and licensing to customers a suite of software that facilitates pricing, analytics, risk management, connectivity and straight-through processing and lifecycle management of foreign exchange options, as well as the sale or license of FENICS and GFI's interdealer brokerage business ("IDB Business") market data, in each case as conducted by GFI and its subsidiaries immediately prior to the date of the GFI/CME Merger Agreement (subject to any changes permitted or required in accordance with the GFI/CME Merger Agreement).

        Historically, GFI's overall revenue declined significantly during periods of low trading volume in the financial markets in which GFI offers its services, impacting GFI's financial results. GFI's recent financial results indicate that GFI's brokerage business has been adversely impacted by a number of cyclical and structural issues, including low volatility across asset classes, low interest rates, higher capital requirements and ongoing regulatory changes. As a result, GFI's brokerage revenues and its stock price have been steadily declining. In addition, in recent years, GFI's operations have been subject to increasingly extensive governmental and other regulations, which require substantial time and expense to ensure continued compliance.

        The GFI Board, together with representatives of GFI management, regularly evaluate GFI's business and operations as well as GFI's competitive position, strategic prospects and direction. The GFI Board and GFI management also regularly discuss strategic options with investment bankers and other advisors specializing in the financial services industry.

        Mr. Gooch, the founder of GFI, together with Messrs. Heffron and Brown and certain other parties, beneficially own approximately 37.8% of the total issued and outstanding Shares primarily through JPI. Mr. Gooch is the executive chairman of the GFI Board, Mr. Heffron is the chief executive officer of GFI and a member of the GFI Board and Mr. Brown is a Managing Director and the Head of Financial Product Brokerage North America of GFI. Mr. Gooch has voting control over the Shares held by JPI. Due to the terms of the Charter, which require the approval of 66 2/3% of the votes cast thereon to approve any merger, Mr. Gooch has the ability, through his beneficial ownership of 36.7% of the total issued and outstanding Shares as of December 2, 2014, to prevent any extraordinary business transaction, including the GFI/CME Merger.

        Over time, Mr. Gooch has periodically reviewed his investment in GFI, and from time to time has considered potential opportunities to unlock the value of GFI's technology assets in order to provide the GFI Stockholders with a substantial return.

        In early 2011, GFI began discussions with potential strategic partners and investors regarding Trayport. In March of 2011, GFI retained a financial advisor to manage the process and to provide advisory services. After a number of discussions regarding relative values for investment and varying structures, GFI decided not to proceed with this process any further.

        From time to time, Mr. Gooch has had conversations with his counterparts at a number of GFI's competitors regarding the possibility of a strategic transaction, including a merger. In each instance, the response has been that such potential counterparty would only be interested in pursuing a merger at a price that would have presented little or no premium to GFI Stockholders and no transaction was pursued.

        As a result of GFI's previous relationship with Jefferies in connection with the sale of its 8.375% senior notes due 2018 ("Senior Notes"), on February 12, 2013, representatives of Jefferies gave a presentation to GFI management on potential strategic alternatives involving GFI. Representatives of Jefferies identified certain parties that could be interested in a variety of transactions, including the acquisition of 100% of GFI, the acquisition of both Trayport and FENICS, and the acquisition of one of Trayport or FENICS. Representatives of Jefferies noted they would follow up with their views on the structure of a potential strategic transaction.

        Mr. Gooch considered such a transaction at this time because he believed that the market was discounting GFI Common Stock as a result of recent declines in GFI's financial performance and poor market conditions, and that GFI Stockholders would welcome the opportunity to consider a transaction whereby they could immediately realize the value of their investment in GFI at a premium to recent trading prices.

        During a regularly scheduled meeting of the GFI Board held on April 18, 2013, GFI management discussed with the GFI Board potential strategic alternatives that GFI could consider.

        On April 23, 2013, representatives of Jefferies presented GFI management with additional details of a potential transaction structure focused on a sale of all of GFI with the IDB Business being acquired by certain stockholders of JPI. Representatives of Jefferies identified a potential acquiror of GFI under that transaction structure.

        On June 6, 2013, representatives of Jefferies and Wachtell, Lipton, Rosen & Katz LLP ("Wachtell") provided and discussed with representatives of GFI management various potential transaction structures, pursuant to which the IDB Business would be separated from the remainder of GFI in an acquisition. Also on June 6, during a regularly scheduled meeting of the GFI Board, GFI management discussed with the GFI Board potential strategic alternatives that GFI could consider.

        On July 1, 2013, representatives of Jefferies presented representatives of GFI management with a potential transaction structure aimed at maximizing GFI Stockholder value in a tax-efficient manner. The structure was designed to unlock the significant value associated with Trayport and FENICS, which GFI management believed was being discounted by the public markets as a result of the financial performance of the IDB Business. Representatives of Jefferies also described the impact that GFI's RSU liability would have on the valuation of GFI by any potential acquiror. At this meeting, GFI management instructed representatives of Jefferies to begin to contact potential purchasers to gauge their potential interest in completing a transaction consistent with the proposed structure (and which was consistent with the structure contemplated by the proposed transaction with CME).

        On July 17, 2013, during a regularly scheduled meeting of the GFI Board, the GFI Board discussed potential strategic alternatives that GFI could consider.

        Over the course of the summer and fall of 2013, representatives of Jefferies initiated preliminary discussions with five likely strategic acquirors to assess potential interest in a transaction with GFI under the proposed structure in which the acquiror would acquire Trayport and FENICS and the IDB Business would be acquired by Messrs. Gooch, Heffron and Brown. Four of the five parties declined to pursue a potential transaction. Two of the parties had no strategic interest in a transaction with GFI, one declined based on its unwillingness to offer any premium for the assets and the fourth declined to proceed based on both the price of the assets and the structure of the transaction. CME was the only party who was interested and able to pursue a transaction with GFI utilizing the proposed structure. Jefferies' initial meeting with CME was on July 29, 2013.

        On September 19, 2013, during a regularly scheduled meeting of the GFI Board, the GFI Board discussed potential strategic alternatives that GFI could consider.

        On September 23, 2013, representatives of CME indicated to representatives of Jefferies that CME valued the Trayport and FENICS assets at approximately $500 to $575 million.

        On October 8, 2013, after CME entered into a non-disclosure agreement with GFI, certain representatives of GFI management gave a presentation to representatives of CME in London. The presentation was focused on the Trayport and FENICS businesses.

        On October 17, 2013, during a regularly scheduled meeting of the GFI Board, Mr. Gooch and Mr. Heffron informed the GFI Board of their interest in pursuing a strategic transaction involving GFI, the various discussions between representatives of Jefferies and potential strategic acquirors, and their belief that a potential transaction with CME could be in the best interests of GFI Stockholders.

        Representatives of GFI thereafter consulted with representatives of Willkie Farr & Gallagher LLP ("Willkie Farr"), GFI's legal counsel, regarding a transaction whereby GFI would sell its technology assets and Mr. Gooch and his affiliates would acquire the IDB Business. Representatives of GFI discussed with GFI's advisors, among other things, the desirability of including safeguards to ensure the procedural fairness of the transaction, such as requiring that the transaction be approved by a special committee of the GFI Board.

        On October 22, 2013, as a result of ongoing negotiations and additional due diligence following CME's execution of the non-disclosure agreement with GFI, representatives of CME informed representatives of Jefferies that it had increased its valuation of the Trayport and FENICS assets to a range of $575 to $625 million.

        On October 24, 2013, GFI announced its 2013 third quarter financial results in a press release. GFI noted, among other things, that brokerage revenues had declined 7% as compared to the same quarter in the prior year due to lower trading volumes.

        On November 14, 2013, representatives of CME met with certain employees of GFI in New York City to discuss the Trayport business. At such meeting, representatives of GFI also provided CME with consolidated financial statements and a presentation regarding the IDB Business.

        On December 5, 2013, during a regularly scheduled meeting of the GFI Board, GFI management updated the GFI Board on discussions with CME and related issues with respect to a potential transaction whereby GFI would sell its technology assets and Mr. Gooch and his affiliates would acquire the IDB Business.

        On December 17, 2013, representatives of CME and GFI and their respective advisors, met in Chicago to discuss a potential transaction between CME and GFI, and related tax issues.

        On December 20, 2013, representatives of CME and its advisors traveled to New York City to meet with certain employees of GFI and to perform tax due diligence on GFI.

        On January 7, 2014, following additional due diligence, including further understanding of FENICS' market data revenues, and ongoing negotiations regarding the proposed IDB Transaction, representatives of CME informed representatives of Jefferies that CME had increased its valuation of the Trayport and FENICS assets to $660 million, and on January 12, 2014, informed representatives of Jefferies that CME had further increased its valuation of Trayport and FENICS assets to $675 million.

        At a regularly scheduled meeting of the GFI Board on January 15, 2014, representatives of Jefferies and GFI's senior management gave a presentation to the GFI Board describing the structure of a potential transaction. Representatives of Jefferies described the background of the potential transaction and identified the different third parties that had been contacted. Representatives of Jefferies indicated that CME was willing to pursue a potential transaction for the Trayport and FENICS assets, but did not have an interest in acquiring the IDB Business, but that a group of stockholders of JPI, including Messrs. Gooch, Heffron and Brown, would be interested in acquiring the IDB Business.

        Representatives of Jefferies further described the proposed structure which would involve an acquisition of all GFI Common Stock in a stock-for-stock transaction by CME (including the GFI Common Stock held by JPI through a stock-for-stock acquisition of JPI), and a simultaneous sale for cash of the IDB Business to IDB Buyer. The proposed transaction would result in CME owning all of GFI other than the IDB Business and assuming certain debt of GFI, and the structure would minimize the taxes for GFI, CME and GFI Stockholders. The GFI Board discussed, among other things, the rationale for and certain considerations related to the potential business combination transaction with CME, and strategic combinations in the trading and brokerage industry generally. Representatives of Jefferies and the GFI Board also discussed possible transactions with other third parties and the risks and issues associated with such transactions, including the risks posed by leaks and providing confidential information to competitors of GFI. The GFI Board also discussed GFI's prospects as an independent company, including the risks and challenges facing the company and the industry.

        Representatives of Jefferies described their interactions with representatives of CME over the prior months, noting that CME had engaged Barclays Capital Inc. ("Barclays"), as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") as its legal advisor. Representatives of Jefferies noted that as a result of ongoing due diligence and active negotiation regarding the proposed transaction, and the efforts of Jefferies, CME had raised its valuation of the Trayport and FENICS assets from an initial enterprise valuation of $500-575 million in September 2013 to $675 million in January 2014. Representatives of GFI also noted that representatives of CME had met with representatives of GFI in London, New York and Chicago to perform due diligence. Representatives of Jefferies then led the members of the GFI Board through a preliminary evaluation of the proposed transaction, including a comparison of the proposed transaction to a hypothetical alternative transaction in which GFI sold the Trayport and FENICS businesses for cash and paid a special dividend to its stockholders.

        At that meeting of the GFI Board, members of the GFI Board invited representatives from White & Case LLP ("White & Case") to discuss the process for considering the proposed transaction and the role of a special committee in considering a transaction such as the one proposed by CME and various related matters, including fiduciary duties, independence, process and the role of legal and financial advisors to a special committee. Representatives of White & Case inquired of the independent members of the GFI Board of any potential issues that could compromise their independence as a potential member of a special committee.

        The GFI Board then discussed and adopted resolutions that had been previously circulated to members of the GFI Board. The resolutions were adopted unanimously by the directors in attendance at the meeting, who constituted a majority of the GFI Board. Messrs. Gooch and Heffron abstained from the vote. The resolutions created the Special Committee, to be comprised solely of Ms. Cassoni, Mr. Fanzilli and Mr. Magee, each of whom the GFI Board concluded was independent and disinterested, for the purpose of considering a proposal from CME, should CME submit a proposal, and other potential strategic transactions on behalf of GFI's unaffiliated stockholders. Among other things, the resolutions authorized the Special Committee to (i) investigate any proposal submitted by CME as the Special Committee deemed appropriate; (ii) evaluate the terms of any proposal submitted by CME; (iii) negotiate any element of any proposal submitted by CME; (iv) negotiate the terms of any definitive agreement with respect to any proposal submitted by CME; (v) report to the GFI Board its recommendations and conclusions with respect to any proposal submitted by CME, including whether to recommend that a proposal from CME was fair to, and in the best interests of, the unaffiliated GFI Stockholders and should be approved by the GFI Board; or (vi) elect not to pursue any proposal submitted by CME. The resolutions further provided that the Special Committee was authorized to pursue potential strategic alternatives other than any proposal submitted by CME and that the GFI Board would not approve a proposal from CME without a prior favorable recommendation of the Special Committee and authorized the Special Committee to retain legal counsel, financial advisors and other such agents as the Special Committee deemed necessary or desirable in connection with its consideration of any proposal submitted by CME or any other potential strategic transaction.

        In connection with the adoption of the resolutions, the independent directors of the GFI Board discussed their ability and willingness to serve on the Special Committee and determined that Ms. Cassoni, Mr. Fanzilli and Mr. Magee, constituting all independent directors and a majority of the GFI Board, would serve on the Special Committee.

        On January 17, 2014, the Special Committee met and discussed retaining independent legal and financial advisors to assist with its evaluation of potential strategic alternatives for GFI.

        On January 20, 2014, the Special Committee met and unanimously decided to retain White & Case as the legal advisor to the Special Committee and to interview various independent financial advisors at a later date. After discussing the matter, the Special Committee identified potential candidates and authorized representatives of White & Case to coordinate interviews with the prospective financial advisors.

        Between February 4, 2014 and February 20, 2014, members of the Special Committee and representatives of White & Case interviewed various financial advisors. After extensive discussion regarding the qualifications and independence of each firm, on February 20, 2014, the Special Committee unanimously selected Greenhill as its financial advisor, and following a discussion of the economic terms of such engagement, authorized White & Case to negotiate the terms of Greenhill's engagement on behalf of the Special Committee. The terms of Greenhill's engagement were finalized over the next several days and Greenhill's engagement letter was signed on February 28, 2014. Following Greenhill's selection as the Special Committee's financial advisor, at the instruction of the Special Committee, representatives of Greenhill met with representatives of Jefferies and representatives of GFI management to review, among other things, the nature and status of discussions with CME and any third parties regarding potential strategic transactions involving GFI.

        On February 13, 2014, GFI announced its 2013 year-end financial results. GFI noted, among other things, that net revenues and brokerage revenues had declined 1.5% and 4.6%, respectively, over the prior year, while the Trayport and FENICS businesses had record revenues and profits in 2013. GFI announced that it believed the uncertain impact of ongoing regulatory change continued to negatively impact trading volumes across derivative markets.

        On February 25, 2014, GFI signed an engagement letter with Jefferies.

        On March 13, 2014, representatives of GFI, Jefferies, Willkie Farr, White & Case, Greenhill, CME and CME's advisors met in New York to discuss diligence items related to Trayport and FENICS.

        On March 14, 2014, representatives of Greenhill met with the Special Committee and reviewed the meetings Greenhill had held with representatives of GFI management, representatives of Jefferies and representatives of Willkie Farr and summarized Greenhill's understanding of the discussions with third parties regarding potential strategic transactions involving GFI that had occurred prior to the engagement of Greenhill. Representatives of Greenhill then reviewed with the Special Committee a range of potential strategic alternatives and sale processes alternatives. Representatives of Greenhill and the Special Committee discussed the merits and key considerations for each of the different alternatives presented. Greenhill then identified 22 third parties that might be interested in pursuing a strategic transaction involving GFI and discussed the merits and considerations for each, including which of these third parties might have both the financial capability and strategic interest to pursue a potential transaction and which had the ability to use publicly traded stock consideration to maximize the tax benefits to GFI Stockholders. The third parties were split into three groups, "tier one" consisting of nine companies that Greenhill considered most likely to pursue a transaction with GFI, a second group consisting of four companies (including BGC) that compete with the IDB Business and a third group consisting of nine other third parties that were viewed as less likely to be interested in or capable of completing a transaction with GFI. The Special Committee and representatives of Greenhill discussed the risks and benefits of approaching third parties at this time. The Special Committee instructed representatives of Greenhill to approach the "tier one" parties (other than CME and one other specified company, due to the concerns relating to potential leaks with respect to this company), and to refrain from contacting the competitors of the IDB Business and the other third parties, believing that approaching the competitors of the IDB Business would pose a higher risk of information leaks and the third group of companies' interest in a potential transaction was too speculative. The Special Committee noted that, were such discussions to leak, GFI could be damaged through harm to GFI's relationships with customers and employees, including its ability to attract and retain personnel.

        Greenhill began to reach out to the seven designated "tier one" parties, and by March 19, 2014 Greenhill had contacted and had exploratory discussions with six of them.

        During the period from March 17, 2014 through March 19, 2014, representatives of GFI, Jefferies, Willkie Farr, White & Case, Greenhill, CME and CME's advisors met in London to discuss diligence items, including, among other things, discussions and review of the financial performance of Trayport and FENICS and regulatory matters relating to Trayport and FENICS. During these meetings, on March 18, 2014, Willkie Farr delivered to Skadden a draft non-binding term sheet (the "IDB Term Sheet"), regarding a possible acquisition of the IDB Business by Mr. Gooch and his affiliates from CME immediately following the proposed GFI/CME Merger. Among other terms, the purchase price provided for in the draft IDB Term Sheet was $125 million and the assumption of approximately $65 million of RSU liabilities, assuming the proposed transaction closed on December 31, 2014.

        At a meeting of the Special Committee held on March 19, 2014, representatives of White & Case again discussed with the members of the Special Committee their fiduciary duties, and representatives of Greenhill provided an update to the Special Committee regarding the third parties it had contacted in connection with a potential transaction involving GFI. Representatives of Greenhill summarized their discussions with six "tier one" parties it had contacted, and indicated that one showed an interest in pursuing a potential transaction, two indicated they might be interested after reviewing additional information regarding a potential transaction and three indicated that they had no interest in such a transaction. At the invitation of the Special Committee, Mr. Gooch and other representatives of GFI management, as well as Willkie Farr, joined the meeting with the Special Committee. Mr. Gooch informed the Special Committee that he was speaking solely in his capacity as stockholder and a representative of JPI. Mr. Gooch informed the Special Committee that he would respect any decision made by the Special Committee regarding a potential transaction with CME involving GFI, and would support a stockholder vote requiring a majority of the outstanding Shares excluding Shares owned by JPI voting to approve any transaction with CME. Mr. Gooch also expressed his support of a potential transaction with CME, stating that he believed such a transaction would maximize the value for GFI Stockholders. Mr. Gooch expressed concern that discussing a potential transaction involving GFI with third parties other than CME could result in information leaks that could jeopardize any potential transaction with CME. Mr. Gooch went on to emphasize that while JPI would respect the Special Committee's ability to say "no" to any transaction, the Special Committee should understand that if CME raised its offer price for GFI, JPI, as GFI's largest stockholder, presently intended to vote against any other transaction presented to GFI Stockholders. After Mr. Gooch and the other representatives of GFI left the meeting, the Special Committee discussed the implications of stopping all discussions with third parties (other than CME) regarding a potential transaction involving GFI. The Special Committee then instructed Greenhill to stop all such discussions until otherwise instructed.

        On March 26, 2014, Skadden delivered to Willkie Farr a revised draft of the IDB Term Sheet. Among other changes, CME proposed closing conditions regarding a minimum working capital amount and a minimum cash amount of $40 million. CME also proposed an 18-month tail to the GFI Supporting Stockholders' obligations under the proposed GFI Support Agreement (the "Voting Tail"). The draft also required a number of commercial agreements to be entered into between Trayport or FENICS, on the one hand, and the IDB Business, on the other hand, at either signing or closing of the proposed transaction.

        At a meeting of the Special Committee held on March 28, 2014, representatives of White & Case led the Special Committee in a discussion of the Special Committee's fiduciary duties in light of the comments expressed by Mr. Gooch on behalf of JPI at the March 19, 2014 meeting of the Special Committee, and JPI's intent to vote against a transaction involving GFI with any party other than CME. Representatives of Greenhill then gave a presentation to the Special Committee regarding their preliminary valuation approach and methodologies. Representatives of Greenhill noted that the existing financial projections provided by GFI management for the IDB Business and for GFI as a whole were of limited duration and that, in order for Greenhill to perform a discounted cash flow analysis, it required financial projections for a longer period. The representatives of Greenhill also provided an overview of the potential strategic alternatives available to GFI, 13 companies that Greenhill considered to be the most likely potential counterparties for a strategic transaction, including BGC, and various potential strategic transaction structures. The Special Committee discussed the financial and business prospects for GFI continuing as a stand-alone company, and whether a strategic transaction would provide more value for GFI Stockholders.

        On April 3, 2014, Willkie Farr delivered to Skadden a revised draft of the IDB Term Sheet. Among other changes, the revised IDB Term Sheet deleted the proposed Voting Tail.

        During the period from April 7, 2014 through April 10, 2014, representatives of CME, JPI, Skadden and Willkie Farr met in London to further negotiate the IDB Term Sheet, including the purchase price, terms of the proposed GFI Support Agreement and the required stockholder approval for a proposed transaction, and various other commercial components of the proposed transaction.

        On April 10, 2014, representatives of White & Case informed the Special Committee that representatives of Willkie Farr and representatives of Skadden confirmed that any proposed transaction with CME would be conditioned on a stockholder vote requiring approval by a majority of the outstanding Shares excluding Shares owned by JPI. Representatives of Skadden had also indicated that CME would insist on a voting agreement between JPI and its stockholders and CME, with obligations that would continue beyond the termination of a definitive purchase agreement, such as the obligation to vote against any transaction other than the GFI/CME Merger. The Special Committee discussed the merits and considerations of conducting a market check for other parties interested in a strategic transaction involving GFI and the potential risks of contacting third parties, including the potential risk of competitive harm to GFI if strategic buyers conducted due diligence but a transaction did not occur, and the increased risk of leaks, which could create instability among GFI's employees as well as its customers. The Special Committee also discussed whether a market check would be valuable to the process given Mr. Gooch's ability to block any transaction and his statement that JPI intended to vote against any transaction involving GFI with any party other than CME. Representatives of Greenhill informed the Special Committee that they were working with GFI management to obtain updated financial projections for GFI as a whole and the IDB Business so that Greenhill could further evaluate a potential transaction.

        Also on April 10, 2014, Willkie Farr delivered to Skadden a revised draft of the IDB Term Sheet. As a result of the negotiations regarding the transaction during the April 7 through April 10, 2014 meetings, the IDB Term Sheet included a revised purchase price for the IDB Business of $210 million minus the value of certain RSUs to be assumed by IDB Buyer, which was approximately $65 million, assuming the proposed transaction closed on December 31, 2014. In the revised IDB Term Sheet, the GFI Supporting Stockholders also agreed to the Voting Tail subject to a financial hardship exception during the 12 to 18-month portion of the Voting Tail. The revised IDB Term Sheet also included numerous changes to the terms of the proposed commercial agreements to be entered into at signing or closing of the proposed transactions.

        During the following week, representatives of CME, JPI, Skadden and Willkie Farr continued to negotiate the remaining open points in the IDB Term Sheet. In particular, on April 15, 2014, Skadden delivered to Willkie Farr a revised draft of the IDB Term Sheet, which included a purchase price increase for the IDB Business for potential costs to CME resulting from vesting of RSUs that IDB Buyer had otherwise proposed to assume.

        On April 17, 2014, Phupinder S. Gill, the chief executive officer of CME, on behalf of CME, made an indicative, non-binding proposal (the "April 17 Proposal"), for an acquisition of the Trayport and FENICS businesses of GFI through the acquisition of all of the outstanding Shares for $4.49 per Share at the time of the offer, followed immediately by a sale of the IDB Business to an entity to be formed by Messrs. Gooch, Heffron and Brown. The April 17 Proposal contemplated a sale of the IDB Business to an entity to be formed by Messrs. Gooch, Heffron and Brown for $210 million minus the amount of RSU liability assumed by the entity to be formed by Messrs. Gooch, Heffron and Brown, which was approximately $65 million, assuming the proposed transaction closed on December 31, 2014. The April 17 Proposal stated that such proposal was subject to, among other things, completion of due diligence and negotiation of mutually acceptable definitive transaction documents. The proposal also included an obligation of the JPI stockholders to vote in favor of the proposed strategic transaction with CME and against any competing proposal during an 18-month Voting Tail, other than in the event of a termination of the GFI/CME Merger Agreement due to a breach of the GFI/CME Merger Agreement by CME or a failure to receive certain antitrust approvals, a "force the vote" provision requiring GFI to submit the GFI/CME Merger Agreement to a vote of GFI Stockholders even if the GFI Board had changed its recommendation regarding the GFI/CME Merger, and a "no shop" provision that prohibited GFI from soliciting additional acquisition proposals following execution of the GFI/CME Merger Agreement. GFI's closing stock price on April 17, 2014 was $3.65 per Share.

        On April 22, 2014, Mr. Gooch, in his capacity as a representative of JPI, along with certain members of GFI management and Willkie Farr, met with the Special Committee. Mr. Gooch expressed his support for the April 17 Proposal. He stated that he was willing, on behalf of JPI, to accede to a voting agreement with CME pursuant to which JPI would agree to vote in favor of a transaction with CME and against any other proposal. Mr. Gooch reasserted his desire to acquire the IDB Business and noted that, in his opinion, attempts to locate a different third party to take the place of CME would jeopardize the potential transaction with CME. Mr. Gooch further expressed that, as a stockholder, he would only be willing to entertain a tax-advantaged, stock-for-stock transaction with a third party with desirable stock and again reiterated that JPI intended to vote against any transaction involving GFI with any party other than CME. Mr. Gooch then described why he perceived that the April 17 Proposal was in the best interests of GFI Stockholders and described potential problematic features of potential transactions involving other purchasers, including their ability to fund a transaction, the lack of liquidity in their stock and the diminished strategic benefits these purchasers would be able to derive from the assets, but then indicated to the Special Committee that it should make its own determination. Mr. Gooch, the Special Committee and the advisors to the Special Committee then further discussed the merits and risks of the Special Committee conducting a market check of the April 17 Proposal, and during this discussion Mr. Gooch stated that he had already explored whether other parties might be interested in a strategic transaction and that the party ("Company A") (other than CME) that was mostly likely to be interested in and capable of consummating a transaction was unwilling to pay more than $3.85 per Share, which was far lower than the indications of value from CME. Mr. Gooch then left the meeting.

        The representatives of Greenhill made a presentation to the Special Committee regarding the April 17 Proposal and the proposed IDB Transaction, and the Special Committee discussed with its financial and legal advisors the proposals and key points to be negotiated. Later during that same meeting, representatives of Greenhill summarized the conversations they previously had with six of the "tier one" parties, including that three had expressed some level of interest in a transaction.

Representatives of Greenhill also discussed that, given the super-majority voting requirement in the Charter and JPI's corresponding ability to prevent any extraordinary transaction involving GFI, any interested third party necessarily would want to know whether Mr. Gooch was willing to support a transaction involving such third party. Representatives of Greenhill advised that, given that JPI intended to vote against a transaction with a third party other than CME, it would neither be appropriate nor constructive to engage in further discussions with third parties without disclosing that fact to them. After discussing these matters and the importance of maintaining negotiating leverage as well as the desire to minimize the risk of premature disclosure, and in light of Mr. Gooch's statement that JPI intended to vote against any transaction involving GFI with any party other than CME and the lack of historical interest on the part of other industry participants, the Special Committee believed that alternative strategic transactions to the April 17 Proposal were likely unrealistic and not actionable, and thus the Special Committee determined to refrain from further contacting potential buyers, but would continue to evaluate that determination in light of any subsequent developments. However, the Special Committee instructed Greenhill to contact Company A in order to assess its potential interest in a strategic transaction involving GFI. The Special Committee then discussed the potential terms of a counter-proposal to be delivered to CME. Additionally, the Special Committee determined that Jefferies should no longer act on behalf of GFI in any negotiations with any third parties with respect to a potential strategic transaction involving GFI because of potential conflicts as a result of Jefferies' prior role in developing the proposed transaction with CME.

        On April 28, 2014, representatives of Greenhill held a telephonic meeting with representatives of Company A to discuss Company A's potential interest in a strategic transaction involving GFI, as well as Company A's prior discussions with Mr. Gooch. Company A stated that it might be interested in a transaction that valued GFI at $550 million, including all RSUs, or a per share amount of $3.85, which was significantly lower than the indications of value from CME.

        On April 29, 2014, representatives of Greenhill and White & Case met with representatives of Skadden and Barclays at Skadden's offices in New York. At the Special Committee's direction, representatives of Greenhill and White & Case provided a preliminary reaction to, and asked various clarifying questions about, the April 17 Proposal. Representatives of Greenhill and White & Case also expressed the Special Committee's view that CME's proposal could be improved in various ways, including an increased amount of consideration, a potential "go-shop" period, the terms and amount of a termination fee, financing, due diligence, a collar around the exchange ratio for which Shares would be exchanged for shares of CME Class A Common Stock, removing any post-termination obligations with respect to a voting agreement and the terms of the purchase of the IDB Business.

        Also on April 29, GFI announced its 2014 first quarter financial results in a press release. GFI noted that net revenues grew 1.1% on a non-GAAP basis in the first quarter of 2014, as software, analytics and market data revenues increased 16.3%, while brokerage revenues declined 2.0%, in each case, as compared to the same quarter of the prior year.

        At a Special Committee meeting held on May 1, 2014, representatives of Greenhill discussed with the Special Committee the conversation between Greenhill and Company A. The Special Committee then reviewed and discussed issues raised by the April 17 Proposal, including the Voting Tail, the "force the vote" provision and the "no shop" provision. The Special Committee also discussed interest expressed by Jefferies in providing the financing to IDB Buyer to acquire the IDB Business. The Special Committee stated that Jefferies should refrain from participating in any discussions regarding financing unless it was clear there were no other sources of financing reasonably available to IDB Buyer and that Jefferies' participation in any financing would benefit GFI Stockholders.

        On May 7, 2014, representatives of Skadden sent a draft of the GFI/CME Merger Agreement to representatives of White & Case, which reflected the terms contemplated by the April 17 Proposal. Consistent with the April 17 Proposal, the draft of the GFI/CME Merger Agreement contained a requirement that the merger be conditioned upon approval by holders of a majority of the outstanding Shares other than JPI and its affiliates.

        At a meeting of the Special Committee held on May 8, 2014, representatives of Greenhill informed the Special Committee that GFI management had provided to Greenhill preliminary financial projections for GFI and its businesses and that they were working with GFI management to better understand these projections. GFI management informed Greenhill that it does not prepare multi-year projections in the ordinary course because, among other reasons, it does not believe that future industry-wide trading volumes can be estimated with any reasonable degree of certainty for the IDB Business. GFI management provided to Greenhill a "base case" set of financial projections for each of the IDB Business and the Trayport and FENICS businesses (the "Management Projections") reflecting the status quo if GFI continues to operate as a public company, and preliminary "credit case" sets of financial projections for the IDB Business, which GFI management had provided to potential financing sources for the IDB Transaction (the "Credit Case Projections"). The preliminary Credit Case Projections reflected various assumptions regarding revenue and potential cost savings associated with operating the IDB Business as a private company and the termination of certain investment initiatives that management intended to discontinue if they purchased the IDB Business.

        At a meeting of the Special Committee held on May 13, 2014, representatives of Greenhill gave a presentation to the Special Committee regarding the proposed CME transaction. This presentation included an overview of the asset trading environment, including historical and current market volumes and the uncertainty involved in estimating future trading volumes. The presentation also included Greenhill's preliminary financial analyses. Representatives of Greenhill described the various methodologies used, and discussed the Management Projections and the preliminary Credit Case Projections. Representatives of Greenhill discussed the differences between the Management Projections and the preliminary Credit Case Projections. Representatives of Greenhill discussed the historical relative exchange ratio based on the stock prices of GFI and CME over the past two years, provided analyst perspectives on GFI, noted the market performance of GFI and its peers over the past five years, and presented information related to certain historic trading multiples. Representatives of Greenhill also reviewed and discussed with the Special Committee their preliminary financial analyses, based on the Management Projections and the preliminary Credit Case Projections, including a sum of the parts analysis, an analysis of selected publicly traded companies, a discounted cash flow analysis, and an analysis of precedent transactions and premiums paid. Representatives of Greenhill noted the difficulties in valuing the IDB Business as it is heavily dependent on the volume of trading activity, which, as GFI management confirmed to Greenhill, is difficult to forecast. Representatives of Greenhill also noted that the overall trading environment of the inter-dealer broker business in general has been in decline due to the deleveraging of banks, increased capital requirements and a new regulatory regime which has led to declining trading volumes.

        On May 16, 2014, representatives of Skadden sent a draft of the IDB Purchase Agreement and the JPI Merger Agreement to representatives of Willkie Farr, which reflected the terms contemplated by the IDB Term Sheet.

        On May 16, 2014, representatives of White & Case distributed to the Special Committee a memorandum detailing the various material terms in the GFI/CME Merger Agreement, including the representations and warranties given by CME, the interim operating covenants, the "force the vote" provision, the consents and approvals required, the "no-shop" provisions, the length of the Voting Tail and the circumstances in which CME would receive a termination fee or expense reimbursement.

        On May 18, 2014, the Special Committee discussed the terms of the draft GFI/CME Merger Agreement sent by representatives of Skadden to representatives of White & Case on May 7, 2014. In particular, the Special Committee discussed CME's proposal to acquire GFI for $4.49 per Share, the proposed 18-month Voting Tail, the "force the vote" provision, the "no shop" provision, the termination rights and the termination fee. After considering the analyses presented by Greenhill in previous meetings, the Special Committee discussed how to respond to the April 17 Proposal. After extensive discussion and in consultation with its legal and financial advisors, the Special Committee decided, as part of its negotiating strategy, to respond with a counteroffer of $4.85 per Share. In formulating its negotiating strategy, the Special Committee recognized, without identifying any minimum acceptable merger consideration, that a sale of GFI would likely be in the best interests of GFI's public stockholders at valuations below $4.85 per Share. The Special Committee instructed representatives of White & Case to send a revised draft of the GFI/CME Merger Agreement to representatives of Skadden and instructed representatives of Greenhill to discuss pricing and valuation issues with representatives of Barclays. On May 19, 2014, representatives of White & Case sent a revised draft of the GFI/CME Merger Agreement to representatives of Skadden. GFI's closing stock price on May 19, 2014 was $3.37 per Share.

        On June 2, the Special Committee met to receive updates from its advisors and to evaluate an indication of interest received by GFI management for the FENICS business from a company ("Company B"). The Special Committee compared the indication of interest received from Company B, which reflected an indicative valuation for FENICS of $90 million, to a preliminary discounted cash flow valuation for FENICS prepared by Greenhill based on the Management Projections, which implied a higher valuation for FENICS. In view of the lower valuation by Company B of FENICS relative to the discounted cash flow valuation for FENICS, and taking into consideration tax inefficiencies associated with Company B's indication of interest, the Special Committee decided not to pursue the Company B indication of interest. The Special Committee then discussed the valuation of GFI in the proposed transaction with CME. As a result of the Special Committee's and its advisors' earlier negotiations with representatives of CME and Mr. Gooch, representatives of Greenhill noted that CME had raised its offer for GFI to $4.50 per Share and substantially reduced its proposed break-up fee by removing from its calculation the amount of debt to be assumed by CME in the proposed transaction. The Special Committee agreed to engage with Mr. Gooch in an attempt to secure an increased price for the IDB Business, which in turn could result in a higher price paid by CME to GFI Stockholders. Thereafter, several members of the Special Committee discussed with Mr. Gooch the purchase price of the IDB Business.

        Representatives of GFI management and Willkie Farr then joined the meeting of the Special Committee. Representatives of GFI management noted that, in their view, CME was unlikely to continue to pursue a transaction with GFI if the Special Committee continued to insist on a price per Share of $4.85. Representatives of GFI management then gave an overview of GFI's current financial condition and future prospects in light of depressed trading volumes realized by inter-dealer brokers. The GFI management representatives also informed the Special Committee that Jefferies was the only lender willing to provide acquisition financing to IDB Buyer for the purchase of the IDB Business. The GFI management representatives stated that other traditional and non-traditional lenders showed no interest in providing acquisition financing and only had an interest in potentially providing a credit facility, but only for a term of one year, and were requesting unusually high fees. As a result, GFI management requested that the Special Committee consider permitting Jefferies to provide financing to IDB Buyer. Representatives of GFI management and Willkie Farr then left the meeting.

        The Special Committee discussed the presentation given by representatives of GFI management and after discussion, the Special Committee resolved to consent to Jefferies providing financing to IDB Buyer, as such financing was likely to be the only reasonably available financing to consummate the transactions contemplated by the April 17 Proposal. The Special Committee then discussed the terms of a potential transaction with CME. After discussion with Greenhill and White & Case, the Special Committee directed representatives of Greenhill and White & Case to relay a proposal to representatives of CME of the following key terms: (i) a $4.70 per Share price for GFI, (ii) a three-month Voting Tail, (iii) acceptance by the Special Committee of the "force the vote" provision and a break-up fee if the Voting Tail was not longer than three months, (iv) a 20% collar around the exchange ratio for which Shares would be exchanged for shares of CME Class A Common Stock and (v) converting the purchase price to a fixed value for GFI Common Stock without regard to the vesting of RSUs. Representatives of Greenhill informed the Special Committee that they had requested updated projections from GFI management with respect to the IDB Business.

        During the period between June 2, 2014 and July 3, 2014 (including a meeting in Chicago on June 19), representatives of CME and its advisors continued to negotiate with Mr. Gooch and his advisors. As a result of these negotiations, the purchase price for the IDB Business proposed to be paid by IDB Buyer was increased to $150 million and then $165 million, in each case in addition to assumption by IDB Buyer of approximately $63 million of additional liabilities, including RSUs. In addition, IDB Buyer finalized the terms of certain commercial agreements with CME, which included an agreement by IDB Buyer to guarantee a minimum of $15 million in revenues for the sale of market data by FENICS. As a result of these negotiations, CME determined to increase its offer to a fixed price of $4.55 per Share and to eliminate its demand that the per Share purchase price be reduced to reflect any vesting of RSUs after signing.

        On July 3, 2014, representatives of Skadden sent a revised draft of the GFI/CME Merger Agreement and a draft of the GFI Support Agreement to representatives of White & Case that responded to the counter-proposals made by the Special Committee. This draft included CME's increased fixed offer price of $4.55 per Share and a reduced Voting Tail of 12 months down from 18 months. GFI's closing stock price on July 3, 2014 was $3.34 per Share.

        On July 9, 2014, representatives of White & Case distributed to the Special Committee, a summary detailing the terms of the revised GFI/CME Merger Agreement, IDB Purchase Agreement and GFI Support Agreement, including the increased fixed offer price of $4.55 per Share from CME, termination fee and expense reimbursement triggers, the "no-shop" provisions, the purchase price being paid by IDB Buyer and the Voting Tail of 12 months, which was reduced from 18 months as a result of the position taken by the Special Committee.

        On July 10, 2014, the Special Committee, together with representatives of White & Case and representatives of Greenhill met to discuss the revised agreements received from representatives of Skadden (the "July 3 Proposal"). The Special Committee discussed certain terms of the July 3 Proposal, including (i) the fixed $4.55 per Share price for GFI, which was increased from $4.50 per Share in CME's prior proposal, (ii) the proposed cap on the issuance of CME Class A Common Stock, (iii) the regulatory approval conditions, (iv) representations and warranties given to CME regarding the IDB Business, (v) a break-up fee of 3.5% of the aggregate merger consideration, (vi) restrictions in the "no shop" provision, (vii) implications of a 12-month Voting Tail in the draft GFI Support Agreement and (viii) CME's ability to terminate the proposed transaction due to IDB Buyer's failure to effect the purchase of the IDB Business. Representatives of White & Case were informed by representatives of Skadden that the terms of the revised GFI/CME Merger Agreement were CME's "best and final offer" and that CME was not willing to further negotiate the July 3 Proposal. Nevertheless, the Special Committee instructed representatives of White & Case and representatives of Greenhill to continue to negotiate certain terms of the proposed transaction with CME, including the regulatory approval conditions, the financial hardship exception to the Voting Tail and the reimbursement of CME's expenses in certain circumstances.

        On July 16, 2014, the Special Committee met with representatives from White & Case and Greenhill to further discuss and review the July 3 Proposal. Representatives of White & Case provided an update regarding the discussion held between representatives of White & Case and representatives of Skadden on July 15, 2014, in which representatives of Skadden again stated that the material terms of the July 3 Proposal were non-negotiable and necessary to justify the raise in the per Share price to $4.55.

        On July 22, 2014, the Special Committee met with representatives of White & Case and Greenhill to further discuss the merits of the July 3 Proposal and the scope of the Special Committee's recommendation in connection with the July 3 Proposal, should it decide to accept the July 3 Proposal and recommend it to GFI Stockholders.

        Later that same day, the Special Committee reconvened to discuss the scope of its recommendation and to discuss the provisions of the 12-month Voting Tail and the expense reimbursement provision whereby GFI would reimburse certain expenses of CME should the GFI/CME Merger Agreement be terminated for a failure of IDB Buyer to obtain regulatory approval for the transaction. The Special Committee agreed that it would accept a transaction where JPI agreed to the 12-month Voting Tail and the expense reimbursement provision, provided that the Voting Tail was terminable in the event of financial hardship faced by GFI.

        During the week of July 27, 2014, representatives of Willkie Farr and White & Case discussed with various officers of GFI certain provisions of the GFI/CME Merger Agreement, the JPI Merger Agreement, the IDB Purchase Agreement, the GFI Support Agreement and the preparation of the GFI disclosure schedules.

        After further discussion with the Special Committee, over the course of July 27, 2014 through July 29, 2014, representatives of White & Case and representatives of Skadden and Willkie Farr continued to negotiate the terms of the GFI/CME Merger Agreement and related transactions documents, including a financial hardship exception to the Voting Tail, easing the restrictions on the interim operating covenants, the elimination of third party consents as a closing condition and reducing the regulatory approvals required to close the transactions.

        On July 29, 2014, the Special Committee met to discuss the proposed transaction. The Special Committee was informed by representatives of GFI management that articles and rumors around the proposed transaction with CME had been published in certain trade publications. Representatives from White & Case reviewed with the Special Committee its fiduciary duties and then described to the Special Committee the terms of the proposed GFI/CME Merger Agreement with CME, including the financial terms, the approval by holders of a majority of the outstanding Shares other than JPI and its affiliates, allocation of antitrust risk, closing conditions, termination rights, termination fee and expense reimbursements, including triggering events, and other terms and conditions. Representatives of Greenhill led the Special Committee through its financial and valuation analyses of GFI. Greenhill also discussed the inter-dealer broker market environment and presented a summary financial and valuation analysis of the IDB Business. This analysis included a sum of the parts analysis, an analysis of selected publicly traded companies, a discounted cash flow analysis and an analysis of precedent transactions and premiums paid. The discounted cash flow analysis was based on the Management Projections and the revised Credit Case Projections. Greenhill discussed with the Special Committee the differences between these cases and the assumptions and limitations of the Management Projections and the revised Credit Case Projections, which were prepared by GFI management following additional due diligence. In performing its analysis, Greenhill did not rely on the preliminary Credit Case Projections.

        The Special Committee then further discussed with its financial and legal advisors the merits and considerations of the proposed CME transaction. Following that discussion, based upon Greenhill's financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee orally regarding the fairness of the exchange ratio, from a financial point of view, to the holders of GFI Common Stock (other than the holders of shares of GFI Common Stock that are beneficially owned by the GFI Supporting Stockholders and each other stockholder of JPI (the "JPI Holders")), which was later confirmed and delivered in writing.

        Representatives of White & Case also reviewed with the Special Committee the terms of the proposed JPI Merger Agreement, the IDB Purchase Agreement, the GFI Support Agreement and the financing commitment from Jefferies to IDB Parent. After considering, among other items, the proposed terms of the GFI/CME Merger Agreement, the JPI Merger Agreement, the IDB Purchase Agreement, the GFI Support Agreement and the Commitment Letter, the various presentations it received from its legal and financial advisors (including Greenhill's opinion dated July 29, 2014), and taking into consideration the factors described the Proxy Statement/Prospectus, the Special Committee determined that the GFI/CME Merger Agreement and the GFI/CME Merger were advisable, fair to and in the best interests of GFI and its stockholders and approved the GFI/CME Merger Agreement and the GFI/CME Merger and recommended to the GFI Board that it adopt and declare advisable the GFI/CME Merger Agreement and the GFI/CME Merger.

        Immediately following the conclusion of the meeting of the Special Committee, the GFI Board met along with certain members of GFI management, financial and legal advisors to the Special Committee and Willkie Farr, and the Special Committee reported that it had unanimously recommended that the GFI Board approve, adopt and declare advisable the GFI/CME Merger Agreement and the GFI/CME Merger and recommend to GFI Stockholders that such stockholders adopt the GFI/CME Merger Agreement and approve the GFI/CME Merger. The GFI Board also discussed a letter emailed to Mr. Gooch and Mr. Heffron earlier that day from BGC. Mr. Gooch read aloud the letter to the other participants at the meeting, who were previously unaware of the letter. In the letter, BGC expressed an interest in initiating discussions regarding a potential strategic transaction involving GFI, but did not set forth any valuation ranges for GFI. The members of the GFI Board, given their prior experiences with representatives of BGC and familiarity with the industry, concluded that BGC's proposal was highly speculative in nature given its lack of any specificity, and did not ensure that discussions with BGC would result in a definitive proposal. Further, the GFI Board concluded, in its judgment, that BGC was unlikely to pay a higher premium for GFI than CME. In addition, Mr. Gooch, in his capacity as a representative of JPI, noted that JPI intended to vote against any transaction involving GFI with any party other than CME. After further discussion, the GFI Board moved to vote on the GFI/CME Merger Agreement. Messrs. Gooch and Heffron abstained from the vote, and the remaining members of the GFI Board (which consisted of the members of the Special Committee), acting on behalf of the entire GFI Board unanimously voted to approve, adopt and declare advisable the GFI/CME Merger Agreement and the GFI/CME Merger and further to recommend that GFI Stockholders adopt the GFI/CME Merger Agreement and approve the GFI/CME Merger, and that the approval of the GFI/CME Merger be submitted for consideration of GFI Stockholders at a special meeting of such stockholders.

        The board of directors of CME (the "CME Board") met on July 29, 2014. Following a presentation by CME management regarding the principal terms of the GFI/CME Merger, the JPI Merger, the IDB Transaction and related transactions, the CME Board approved the transactions and authorized CME management to enter into the respective agreements on behalf of CME.

        On July 30, 2014, the GFI/CME Merger Agreement was executed by CME and GFI, and the parties to the JPI Merger Agreement, the IDB Purchase Agreement, the GFI Support Agreement and the financing commitment from Jefferies to IDB Parent executed such agreements.

        Before the NYSE opened on July 30, 2014, CME and GFI issued a joint press release announcing the execution of the GFI/CME Merger Agreement.

        On September 8, 2014, Shaun D. Lynn, President of BGC, sent a letter to the GFI Board notifying the GFI Board of BGC's plan to commence a tender offer for 100% of the outstanding GFI Common Stock at $5.25 per Share in cash. The text of the letter (the "September 8, 2014 Letter"), was as follows:

  September 8, 2014

  Mr. Michael Gooch
  Ms. Marisa Cassoni
  Mr. Frank Fanzilli, Jr.

  Mr. Colin Heffron
  Mr. Richard Magee

  c/o Christopher D'Antuono, General Counsel and Corporate Secretary
  GFI Group Inc.
  55 Water Street
  New York, New York 10041

        To the Board of Directors of GFI Group Inc. ("GFI"):

          As you know, BGC Partners, Inc. ("BGC") has over the course of several years repeatedly expressed an interest in acquiring GFI, and on July 29, 2014 delivered a letter to Messrs. Michael Gooch and Colin Heffron detailing its interest in acquiring 100% of GFI. We had expected to engage in a discussion, and therefore we were surprised to read the press release announcing your agreement with CME Group Inc. ("CME"). Your agreement provides for a two-step transaction in which CME will acquire all of the outstanding shares of GFI in exchange for $4.55 per share in CME Group Class A Common Stock, and immediately sell GFI's wholesale brokerage and clearing businesses (including net cash, cash equivalents and clearing deposits of $191 million) to a private consortium of GFI's management, including Messrs. Gooch and Heffron, for $165 million in cash and the assumption, at closing, of certain unvested deferred compensation and other liabilities.

          BGC owns approximately 13.5% of GFI's common stock. We believe that GFI's customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker, meaningful synergies and significant cost savings. We therefore continue to seek a negotiated merger with GFI that would provide superior value to your shareholders, and we are prepared to begin such negotiations immediately. However, given your lack of response to our offers, and our belief that the pending transaction deprives GFI shareholders of the opportunity to realize appropriate value, particularly given the significant discount agreed to with respect to the purchase of the brokerage and clearing business, we intend to make an offer directly to the GFI shareholders.

          Our plan is to commence a cash tender offer to purchase 100% of the outstanding shares of common stock of GFI at $5.25 per share in cash, representing a premium of (i) more than 68% to the price of GFI's common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our tender offer will be conditioned on the tender of a sufficient number of shares of common stock of GFI such that, when added with the GFI common stock that we own, we would own a majority of the outstanding GFI common stock, on a fully diluted basis. The tender offer will not be subject to any financing contingency. Nor will the offer be subject to the negotiation or execution of any merger agreement or other agreement with GFI or CME.

          This all-cash offer will provide the GFI shareholders with immediate, certain and compelling value, without material contingencies.

          We believe that there should not be any obstacles to completing our tender offer expeditiously. Our antitrust advisors at Wachtell, Lipton, Rosen & Katz have conducted an analysis of the competitive landscape and, based on their extensive experience and knowledge of the industry, have independently determined that there are no material regulatory obstacles to completing the transaction.

          By approving the merger agreement with CME, you, GFI's board of directors, have determined to sell the company for $4.55 per share. Therefore, any action that you take, or allow the company or its management to take, to impair the ability of your shareholders to accept our $5.25 per share offer (such as the adoption of a poison pill), or that would negatively affect the value of the company (including actions outside of the ordinary course of business or inconsistent with past practice), either prior to, or after we commence our offer would be a clear breach of the board's fiduciary duties. We will consider any and all options available to us to halt, block or otherwise limit any such inappropriate actions. Our proposal is clearly superior to the existing transaction involving CME and GFI's management, a transaction that we believe reflects deep conflicts of interest.

          We are prepared to make the offer to the GFI shareholders, but we continue to be willing to negotiate directly with GFI, Messrs. Gooch and Heffron and CME regarding a consensual transaction among the parties. We are open to discussing and addressing social issues such as senior management team composition and other concerns that you may have. We are available to commence such discussions immediately and hope that you accept our invitation to do so.

  Sincerely,

  Shaun D. Lynn
   President
  BGC Partners, Inc.
  499 Park Avenue
  New York, NY 10022

        The text of the letter, dated as of July 29, 2014, referenced in the September 8, 2014 Letter, was as follows:

  July 29, 2014

  Michael Gooch
   Executive Chairman

  and

  Colin Heffron
   Chief Executive Officer
  GFI Group Inc.
  55 Water Street
  New York, New York 10041

  Dear Mickey and Colin:

          I have always had tremendous respect for you both, your company and the success of your business. It is this respect that leads us to propose discussions concerning our interest in acquiring GFI Group, Inc. ("GFI") by means of an acquisition of all or substantially all of GFI's assets or an acquisition of 100% of GFI's outstanding shares (the "Transaction").

          We believe that GFI and BGC Partners, Inc. ("BGC") are an excellent fit together, and that the combination of our businesses is compelling from both an operating synergy and growth perspective. The combined company would offer a larger platform from which we can together grow our wholesale brokerage and electronic trading businesses, and our experience and strong track record of success with electronic trading and financial services technology provides a compelling rationale for a Transaction.

          Based on publicly available information and our knowledge of GFI, we are confident we can offer a price per share substantially in excess of GFI's current trading price, in cash, stock or some combination thereof.

          Because we believe we can offer a price per share at a substantial premium to current trading prices, representing an immediate, certain and compelling value to GFI's shareholders, we hope you will share our proposal with your Board of Directors and meet with us to discuss a possible acquisition of GFI by BGC in more detail. If you would like, we would welcome the opportunity to discuss a potential Transaction with you prior to or contemporaneously with your discussions regarding this letter with your Board of Directors. (We would also be willing to discuss an acquisition involving solely the stock or assets of Trayport.)

          It is our preference to work together with you both and the GFI Board of Directors to reach a mutually agreeable Transaction. We strongly prefer to conduct our negotiations with you privately and in an expeditious manner. We ask that BGC's interest in GFI and the existence and contents of this letter be kept confidential and not disclosed without our prior written consent.

          I hope that each of you and the GFI Board of Directors will recognize the outstanding opportunity presented by an acquisition of GFI by BGC. We look forward to discussing a possible transaction with you.

Sincerely,

/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. slynn@bgcpartners.com +44 207 894 8727

        On September 9, 2014, BGC publicly announced a plan to commence a tender offer for 100% of the outstanding GFI Common Stock at $5.25 per Share in cash (the "BGC Proposal").

        On September 11, 2014, the Special Committee met with representatives of White & Case and Greenhill to review the BGC Proposal. At the meeting, the members of the Special Committee, in consultation with representatives of White & Case and Greenhill, reviewed the BGC Proposal to assess how best to continue maximizing value for GFI Stockholders and comply with the Special Committee's and GFI's obligations under the GFI/CME Merger Agreement. The Special Committee unanimously determined that the BGC Proposal could reasonably be expected to lead to a Superior Proposal (as defined in the GFI/CME Merger Agreement). Following the meeting of the Special Committee, the GFI Board (other than Mr. Heffron, who was not present) met and, upon the unanimous recommendation of the Special Committee, which was determined in good faith, after consultation with its outside legal counsel and independent financial advisor, the GFI Board (with Mr. Gooch abstaining and Mr. Heffron not present) determined that the BGC Proposal could reasonably be expected to lead to a Superior Proposal. The GFI Board was required to make this determination because, under the terms of the GFI/CME Merger Agreement, the GFI Board must first determine in good faith that the BGC Proposal could reasonably be expected to lead to a Superior Proposal before GFI is permitted to participate in any discussions or negotiations with BGC or its representatives regarding the BGC Proposal or, subject to the execution of a confidentiality agreement, furnish information regarding GFI or any of its subsidiaries to BGC or its representatives. On September 15, 2014, GFI issued a press release indicating the same.

        Following the announcement of the BGC Proposal, representatives of IDB Buyer approached the Special Committee to request that it waive any potential conflicts associated with Jefferies, GFI's financial advisor, assisting IDB Buyer in evaluating its options in response to the BGC Proposal. After consulting with representatives of White & Case and Greenhill, at a meeting held on September 17, 2014, the Special Committee agreed to waive any potential conflicts associated with Jefferies assisting

IDB Buyer in such respect because the Special Committee believed such assistance would be in the best interests of GFI Stockholders.

        From September 15, 2014, the Special Committee and representatives of White & Case negotiated with BGC and its legal advisor, Wachtell, with respect to the terms of a confidentiality agreement with BGC, which is a prerequisite under the GFI/CME Merger Agreement to furnishing information regarding GFI and its subsidiaries to BGC. BGC has not executed any such confidentiality agreement.

        On September 26, 2014, representatives of BGC, Wachtell and Cantor Fitzgerald L.P., BGC's financial advisor, met by teleconference with representatives of White & Case and Greenhill to discuss the BGC Proposal.

        On October 21, 2014, Shaun D. Lynn, President of BGC, sent a letter to the GFI Board notifying the GFI Board of BGC's plan to commence a tender offer on October 22, 2014 for 100% of the outstanding GFI Common Stock at $5.25 per Share in cash. The text of the letter was as follows:

  October 21, 2014

  Mr. Michael Gooch
  Ms. Marisa Cassoni
  Mr. Frank Fanzilli, Jr.
  Mr. Colin Heffron
  Mr. Richard Magee

  c/o Christopher D'Antuono, General Counsel and Corporate Secretary
  GFI Group Inc.
  55 Water Street
  New York, New York 10041

  To the Board of Directors of GFI Group Inc. ("GFI"):

          Following our letter of September 8, 2014 in which we stated our intent to commence a $5.25 per share all-cash tender offer to acquire all the outstanding shares of GFI common stock that we do not already own, BGC Partners, Inc. ("BGC") has made good-faith attempts to privately negotiate a confidentiality agreement with you in anticipation of negotiating an agreement to acquire GFI. We were only seeking information regarding the Trayport and FENICS businesses, and not the brokerage businesses, and had offered to execute a non-solicitation and non-hire provision regarding these Trayport and FENICS employees. Regrettably, we have been met with unreasonable demands and delay tactics in our efforts to establish even this agreement with GFI. This has precluded us from gaining the information we were seeking and prevented any serious discussions of a potential negotiated transaction. Accordingly, BGC plans to make its offer directly to GFI shareholders via a tender offer to commence tomorrow.

          We believe the existing agreement involving CME Group ("CME"), GFI and affiliates of GFI management, which would enable GFI management to purchase the brokerage business from CME at a discount, reflects deep conflicts of interest and would deprive GFI shareholders of the value of their investment. Furthermore, BGC's $5.25 per share all-cash offer delivers far greater value than your agreement with CME for $4.55 per share in CME stock and represents a premium of (i) more than 68% to the price of GFI's common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our all-cash offer will provide GFI shareholders with immediate, certain and compelling value, without material contingencies or significant execution risk. It will not be subject to a financing condition.

          As an owner of 13.5% of GFI's common stock, we continue to believe that GFI's customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker and meaningful synergies.

          Our offer is clearly superior to the transaction involving CME and GFI's management. We had hoped that GFI's press release dated September 15 announcing the determination of the GFI Special Committee and Board that our offer "could reasonably be expected to lead to a 'Superior Proposal"' represented a serious willingness to engage in discussions with us to reach a negotiated transaction free of any conflicts of interest. Given that expectation, we are disappointed that our various proposals regarding the terms of the confidentiality agreement covering the Trayport and FENICS information have been unacceptable to GFI and the management team, who have thwarted any merger negotiations. In light of your rejection of the terms of our proposed confidentiality agreement covering the Trayport and FENICS information, we have reached an impasse. Accordingly, we are now commencing our all-cash tender offer, which permits GFI shareholders to make their own decisions regarding their ownership of GFI. The tender offer is not subject to any financing condition and is also not conditioned on the termination of GFI's merger agreement with CME or the support agreement executed by certain affiliates of GFI management.

          We remain open to seeking a negotiated transaction with GFI and the CME and we are also open to conversations with GFI management regarding matters related to such agreement. However, in the interests of all shareholders, we will not delay commencing our tender offer any further.

          We continue to believe that we will be able to complete our tender offer expeditiously and that the GFI shareholders will recognize the superiority of our offer over the CME Merger Agreement and we encourage them to tender their shares.

Sincerely,
/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. 499 Park Avenue New York, NY 10022

        On October 22, 2014, BGC and Offeror filed the Schedule TO. Later in the afternoon of October 22, 2014, the Special Committee held a meeting to discuss and review the BGC Offer as compared to the GFI/CME Merger.

        On October 23, 2014, representatives of White & Case held a telephonic meeting with representatives of Wachtell to discuss the terms of the BGC Offer and BGC's status in obtaining required regulatory approvals in connection with the BGC Offer.

        On October 27, 2014, the Special Committee held a meeting with representatives of White & Case, Greenhill and Richards, Layton & Finger ("RLF"), Delaware counsel to the Special Committee. The Special Committee received updates from representatives of White & Case regarding their prior discussion with representatives of Wachtell concerning the BGC Offer. The Special Committee and representatives of White & Case discussed the conditions to the BGC Offer, as well as the potential implications of the Special Committee's recommendation with respect to the BGC Offer, including the potential implications on the GFI/CME Merger Agreement. Representatives of Greenhill gave a presentation to the Special Committee regarding the BGC Offer, including a comparison, from a financial point of view, of the consideration to be paid in the BGC Offer and the consideration to be paid in the GFI/CME Merger, and the terms of BGC's committed financing for the BGC Offer.

        On October 29, 2014, the Special Committee, together with representatives of White & Case, Greenhill and RLF, met to further discuss the terms and conditions of the BGC Offer.

        On October 31, 2014, the Special Committee further discussed the terms and conditions of the BGC Offer with representatives of White & Case, Greenhill and RLF.

        On November 3, the Special Committee held a meeting to review the BGC Offer. At the meeting, the Special Committee, in consultation with representatives of White & Case, Greenhill and RLF, reviewed the BGC Offer and the objective of maximizing value for GFI Stockholders while complying with the Special Committee's fiduciary duties under applicable law and GFI's obligations under the GFI/CME Merger Agreement. Following these discussions and further consultation with its advisors, the Special Committee unanimously recommended that the GFI Board recommend that GFI Stockholders reject the BGC Offer and not tender their Shares pursuant to the BGC Offer, and reaffirmed its recommendation in support of the GFI/CME Merger Agreement.

        Immediately following the Special Committee meeting, the GFI Board met with the Special Committee and the Special Committee's legal and financial advisors to review the BGC Offer and decide upon next steps. The Special Committee delivered its unanimous recommendation to the GFI Board with respect to the BGC Offer. After careful consideration of the unanimous determination and recommendation of the Special Committee, the GFI Board (with Messrs. Gooch and Heffron abstaining) unanimously recommended that GFI Stockholders reject the BGC Offer and not tender their Shares pursuant to the BGC Offer, and reaffirmed its recommendation in support of the GFI/CME Merger Agreement.

        On November 4, 2014, GFI filed with the SEC a Current Report on Form 8-K to report the issuance of a press release announcing the GFI Board's determination to reject the BGC Offer and a solicitation/recommendation statement on Schedule 14D-9 setting forth the Special Committee's and the GFI Board's respective recommendations that GFI Stockholders reject the BGC Offer and not tender their shares of GFI Common Stock pursuant to the BGC Offer and the reaffirmation of their respective recommendations in support of the GFI/CME Merger Agreement.

        On November 6, 2014, BGC issued a press release responding to GFI's solicitation/recommendation statement and reaffirming its commitment to completing the BGC Offer.

        On November 12, 2014, BGC issued a press release announcing its plan to file an amended Schedule TO with the SEC on the same day and urging GFI Stockholders to tender their Shares pursuant to the BGC Offer. Later that day, BGC and Offeror filed Amendment No. 1 to the Schedule TO, which narrowed several of the conditions to the BGC Offer.

        On November 19, 2014, BGC and Offeror filed Amendment No. 2 to the Schedule TO regarding, among other things, the receipt of approval from the United Kingdom Financial Conduct Authority for BGC's consummation of the BGC Offer.

        On November 20, 2014, Offeror extended the BGC Offer until 5:00 p.m., New York City time, on December 9, 2014, unless further extended. No other terms or conditions of the BGC Offer were amended.

        On November 28, 2014, GFI filed with the SEC Amendment No. 2 to Schedule 14D-9 informing GFI Stockholders that, as of the date thereof, discussions regarding the terms and conditions of the BGC Offer were ongoing between the Special Committee's advisors and BGC's advisors, including negotiations regarding the terms of an agreement relating to the BGC Offer.

        During the period between October 22, 2014, when Offeror commenced the BGC Offer, and December 2, 2014, representatives of CME and its advisors continued to negotiate with Mr. Gooch and his advisors. As a result of these negotiations, the purchase price for the IDB Business proposed to be paid by IDB Buyer was increased to $254 million, in addition to assumption by IDB Buyer of approximately $72 million of additional liabilities, including RSUs. This $89 million raise represents approximately $0.70 per Share. As a result of these negotiations, CME determined to pass along this raise in its entirety to GFI Stockholders by increasing its offer from a fixed price of $4.55 per share to a fixed price of $5.25 per share.

        On November 28, 2014, representatives of Skadden sent drafts of amendments to the GFI/CME Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement and a draft of a waiver to the GFI Support Agreement to representatives of White & Case. Over the course of the following days, representatives of Skadden, representatives of White & Case and representatives of Willkie Farr, discussed the terms of the amendments to the GFI/CME Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement and the waiver to the GFI Support Agreement. On November 30, representatives of White & Case distributed to the Special Committee the drafts of the amendments and the waiver received from representatives of Skadden, as well as a summary detailing the terms of the amendments.

        On November 30, 2014, GFI management provided to Greenhill an updated "base case" set of financial projections for the IDB Business (together with the projections for the Trayport and FENICS businesses included in the Management Projections, the "Updated Management Projections"), and final "credit case" sets of financial projections for the IDB Business (the "Final Credit Case Projections").

        On December 1, 2014, the Special Committee, together with representatives of White & Case and representatives of Greenhill, met to discuss the amendment to the GFI/CME Merger Agreement received from representatives of Skadden. Representatives from White & Case reviewed with the Special Committee its fiduciary duties and then described to the Special Committee the terms of the proposed amendment to the GFI/CME Merger Agreement. Representatives of Greenhill led the Special Committee through its financial and valuation analyses of GFI. Following that discussion, based upon Greenhill's financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee orally regarding the fairness, from a financial point of view, of the merger consideration to be received by the holders of GFI Common Stock (other than the JPI Holders) in the GFI/CME Merger to such holders, which was later confirmed and delivered in writing.

        Representatives of White & Case also reviewed with the Special Committee the terms of the proposed amendments to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter and waiver to the GFI Support Agreement. After considering, among other items, the proposed terms of the amendments to the GFI/CME Merger Agreement, the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter and the waiver to the GFI Support Agreement, each of which were still subject to resolution of the remaining open items among the other parties thereto, and taking into consideration Greenhill's fairness opinion, the Special Committee determined that the GFI/CME Merger Agreement, as amended, and the GFI/CME Merger were advisable, fair to and in the best interests of GFI and the GFI Stockholders and approved the GFI/CME Merger Agreement, as amended, and the GFI/CME Merger and recommended to the GFI Board that it adopt and declare advisable the GFI/CME Merger Agreement, as amended, and the GFI/CME Merger.

        Immediately following the conclusion of the meeting of the Special Committee, the GFI Board met along with the financial and legal advisors to the Special Committee, and the Special Committee reported that it had unanimously recommended that the GFI Board approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended, and the GFI/CME Merger and recommend to GFI Stockholders that such stockholders adopt the GFI/CME Merger Agreement, as amended, and approve the GFI/CME Merger. After further discussion, the GFI Board moved to vote on the GFI/CME Merger Agreement, as amended. With Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the GFI Board (which consisted of the members of the Special Committee), acting on behalf of the entire GFI Board, unanimously voted to approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended, and the GFI/CME Merger and further to recommend that GFI Stockholders adopt the GFI/CME Merger Agreement, as amended, and approve the GFI/

CME Merger, and that the approval of the GFI/CME Merger be submitted for consideration of GFI Stockholders at a special meeting of such stockholders.

        On the evening of December 2, 2014, the amendment to the GFI/CME Merger Agreement was executed by CME and GFI, and the parties to the JPI Merger Agreement, the IDB Purchase Agreement, the Commitment Letter and the GFI Support Agreement executed the respective amendments and waiver, as applicable, to such agreements.

        After the NYSE closed on December 2, 2014, CME and GFI issued a joint press release announcing the execution of the amendment to the GFI/CME Merger Agreement.

        On December 3, 2014, Ms. Cassoni advised her advisors that she was resigning from the Special Committee for personal reasons. Ms. Cassoni's resignation became effective December 5, 2014.

        On December 9, 2014, BGC issued a press release announcing the extension of the BGC Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended, and the satisfaction of the regulatory closing condition under the BGC Offer.

        On December 10, 2014, BGC and Offeror filed Amendment No. 4 to the Schedule TO extending the BGC Offer and lowering the minimum tender condition under the BGC Offer to 45% of the outstanding shares of GFI Common Stock. On December 11, 2014, Shaun D. Lynn, President of BGC, sent a letter to the GFI Board and the Special Committee notifying them of BGC's revised proposal to purchase all outstanding shares of GFI Common Stock for $5.45 per Share in cash (the "Revised BGC Proposal"). The text of the letter was as follows:

  December 11, 2014

  Board of Directors and Special Committee of GFI Group Inc.
  c/o Christopher D'Antuono, General Counsel and Corporate Secretary
  GFI Group Inc.
  55 Water Street
  New York, New York 10041

  c/o Morton A. Pierce and Bryan J. Luchs
  White & Case LLP
  1155 Avenue of the Americas
  New York, New York 10036

  To the Board of Directors and Special Committee of GFI Group Inc. ("GFI"):

  As you know, we commenced a tender offer on October 22, 2014 to acquire 100% of the stock of GFI for $5.25 in cash, and have engaged in extensive negotiations with counsel to the special committee of the GFI board to amend the terms of the offer so that the special committee would change its recommendation in favor of our offer. We believe that, as a result of those negotiations, we had reached substantial agreement with counsel to the special committee on the form of a tender offer agreement that could be executed between GFI and BGC Partners following the termination of the merger agreement between GFI and the CME Group Inc. Following agreement on this form, but prior to a change in recommendation by the special committee, CME Group and GFI management submitted a revised merger agreement that would provide GFI stockholders with CME common stock and cash with an aggregate value of $5.25 per share.

  While we continue to believe our existing all-cash $5.25 offer is superior to the offer provided by CME and GFI management because it provides GFI shareholders with immediate and certain value, in light of the revised CME/GFI management agreement, we are hereby submitting a revised proposal to acquire 100% of the GFI common stock at $5.45 per share in cash. Except for the increase in purchase price, our revised offer would be on the same terms and conditions set forth in the form of tender offer agreement that we had negotiated with counsel to the special committee. Accordingly, our offer would not subject to a financing condition. We also recently obtained the final regulatory approval that we were seeking to complete the transaction, and therefore, we see no regulatory impediment to closing our transaction immediately.

  As previously discussed with counsel to the special committee, we would deliver the executed tender offer support agreement pursuant to an escrow letter. To address the remaining concern that counsel to the special committee had raised regarding the escrow letter, we would be willing to remove the provision in the escrow letter that had provided that the escrow would terminate if the GFI special committee did not satisfy the board condition prior to the completion of our tender offer. Therefore, our revised offer is superior to the current CME/GFI management agreement in every way—value, speed and certainty.

  In addition to the clear superiority of our offer for GFI stockholders, we continue to believe that GFI's customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We remain confident that a combination of GFI and BGC will result in increased productivity per broker and meaningful synergies.

  Our offer therefore clearly provides GFI stockholders with value that is superior to that offered by the CME and GFI management and also provides superior value to GFI's other constituencies. We look forward to re-engaging in discussions with you to finalize the transaction.

Sincerely,
/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. 499 Park Avenue New York, NY 10022

        On December 12, 2014, the Special Committee met with representatives of White & Case, RLF and Greenhill to review the Revised BGC Proposal. At the meeting, the members of the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the Revised BGC Proposal. The Special Committee unanimously determined that the Revised BGC Proposal could reasonably be expected to lead to a "Superior Proposal" (as defined in the GFI/CME Merger Agreement) and resolved to recommend that the GFI Board determine the same (the "Special Committee's Recommendation"). That same day, the Special Committee requested that GFI convene a meeting of the GFI Board to act on the Special Committee's Recommendation. A meeting of the GFI Board was held on December 18, 2014.

        At the December 18 meeting of the GFI Board, members of the GFI Board asked questions about the status of discussions with BGC and about the Revised BGC Proposal.

        The GFI Board decided to reconvene to further discuss the Revised BGC Proposal and to vote on whether the Revised BGC Proposal could reasonably be expected to lead to a "Superior Proposal" (as defined in the GFI/CME Merger Agreement).

        On December 19, 2014, BGC and Offeror filed Amendment No. 5 to the Schedule TO to reflect the revised proposal to purchase all outstanding shares of GFI Common Stock for $5.45 per Share in cash.

        A meeting of the GFI Board was held on December 20, 2014, at which the GFI Board further discussed the Revised BGC Proposal.

        On December 23, 2014, the GFI Board met and, upon the unanimous recommendation of the Special Committee, which was determined in good faith after consultation with its outside legal counsel and independent financial advisor, the GFI Board (with Messrs. Gooch and Heffron abstaining) determined that the Revised BGC Proposal could reasonably be expected to lead to a "Superior Proposal" (as defined in the GFI/CME Merger Agreement).

        From December 24, 2014 to January 14, 2015, the Special Committee and representatives of White & Case negotiated the terms of an agreement relating to BGC's revised proposal to purchase all outstanding Shares for $5.45 per Share in cash, (the "Revised BGC Proposal") and the January 13 BGC Tender Offer Agreement Proposal (as defined below), following receipt thereof, with representatives of Wachtell.

        Meetings of the Special Committee were held on December 28, 2014 and December 29, 2014, at which the Special Committee further discussed the terms of the Revised BGC Proposal with representatives of White & Case, RLF and Greenhill.

        On January 7, 2015, Offeror further extended the BGC Offer until 5:00 p.m., New York City time, on January 27, 2015, unless further extended. In addition, on January 7, 2015, BGC announced its intention to commence a proxy solicitation to solicit votes against the proposal to adopt the GFI/CME Merger Agreement at a special meeting of the GFI Stockholders, originally scheduled to be held on January 27, 2015 (the "Special Meeting").

        On January 8, 2015, BGC filed its preliminary proxy statement to commence a proxy solicitation to solicit votes against the GFI/CME Merger at the Special Meeting.

        In addition, on January 8, 2015, Shaun D. Lynn, President of BGC, sent a letter to the GFI Board and the Special Committee notifying them of BGC's continued interest to purchase all outstanding Shares for $5.45 per Share in cash. The text of the letter was as follows:

  January 8, 2015

  Board of Directors and Special Committee of GFI Group Inc.
  c/o Christopher D'Antuono, General Counsel and Corporate Secretary
  GFI Group Inc.
  55 Water Street
  New York, New York 10041

  c/o Morton A. Pierce and Bryan J. Luchs
  White & Case LLP
  1155 Avenue of the Americas
  New York, New York 10036

  To the Board of Directors and Special Committee of GFI Group Inc. ("GFI"):

  As you know, BGC Partners, Inc. ("BGC") has commenced a tender offer to acquire 100% of the shares of GFI for $5.45 in cash per share. Our tender offer is fully financed, and we have already obtained all regulatory approvals necessary to complete the tender offer. Moreover, to make it easier to complete our tender offer, we have reduced the minimum tender condition from a majority of outstanding shares on a fully diluted basis to 45% of the outstanding shares. In contrast, GFI's proposed transaction with a consortium of management and CME Group Inc. ("CME") would only provide the GFI stockholders with $5.25 per share, consisting of a combination of cash and CME common stock, and requires approval of a majority of the outstanding GFI common stock held by persons other than the management consortium. Our proposed offer is therefore superior to the joint CME/management bid in every way—value, form of consideration and certainty of closing.

  Despite the clear superiority of our offer, we have faced continued obstacles and delaying tactics, which we believe are the result of actions taken by Michael Gooch and Colin Heffron, who have a conflicting personal commitment to the joint CME/management bid for GFI and are actively sabotaging the transaction with BGC.

  Ongoing Negotiations

  To recap the situation, over the past three years, we have expressed an interest in a potential combination of BGC and GFI, and members of our management and GFI management have had explicit discussions regarding such a potential combination. Most recently, on July 29, 2014, we sent a letter to Messrs. Gooch and Heffron expressly stating that we were interested in acquiring GFI, and that we could offer a price per share substantially in excess of GFI's current trading price. BGC received no response to this letter. Instead, the next day, on July 30, 2014, GFI entered into a series of agreements with CME in which CME would acquire GFI for $4.55 per share. The CME transaction had at least two extraordinary features: (1) first, CME agreed that, immediately after it acquired GFI, it would sell to a consortium of GFI management the brokerage business of GFI for $165 million in cash (for a business that had total balance sheet cash of $231 million on June 30, 2014 and $223 million as of September 30, 2014) and the assumption, at closing, of certain unvested deferred compensation and other liabilities; and (2) second, certain GFI stockholders, including entities controlled by Mr. Gooch that collectively control 38% of the outstanding GFI shares, entered into support agreements providing that they would vote in favor of the joint CME/management transaction and against any alternative bid, even if that bid is superior to the joint CME/management transaction, and would continue to vote against any alternative bid for up to one year after the CME/management transaction was terminated. Because the GFI certificate of incorporation requires that mergers receive the approval of at least two-thirds of the stock voting at a stockholders meeting, the support agreement effectively precludes any alternative merger transaction for at least one year following the termination of the CME merger agreement.

  Despite these obstacles, BGC continued to seek a superior transaction with GFI—for its shareholders as well as its customers and brokers. On September 8, 2014, we sent a letter to the GFI board offering to acquire 100% of the GFI common stock at a premium of more than 15% to the price offered by the joint CME/management bid. That offer was fully financed and not subject to any financing contingency. We also commenced a tender offer to acquire 100% of the GFI stock at the same price. Since that time, we have engaged in good-faith discussions with the GFI special committee for more than three months, and in the course of those discussions, we have resolved and addressed each and every meaningful issue raised by the GFI special committee.

  Thus, the GFI special committee has in hand a fully negotiated set of agreements pursuant to which BGC can acquire all of the tendered Shares at $5.45 per share in cash. Our offer price represents a premium of $0.20 per share over the joint CME/management bid and provides immediate and certain value to the GFI stockholders since it is all cash, as opposed to CME's offer of mostly common stock and some cash. Both the GFI special committee and the GFI board have claimed that shareholder value is their primary focus. If this is true, we believe that both the GFI special committee and the GFI board are obligated to recommend the BGC superior offer to shareholders and support BGC's bid, including by meeting the board condition outlined in BGC's offer.

  Equity Awards and Employment Agreements

  We are also very troubled by the recent media reports that GFI brokers have asked GFI to amend their equity awards and broker employment agreements such that, if BGC completes its acquisition of GFI, the GFI brokers could quit GFI without consequence, and receive acceleration of all of their unvested equity awards. According to media reports, the termination rights and accelerated vesting would apply only if BGC were to acquire GFI, and not if CME or any other entity or person were to acquire GFI. It seems clear to us that these outrageous demands were encouraged and incited by Messrs. Gooch and Heffron and GFI management as a means to favor their own joint bid for the company. These actions, if taken, would be against the interest of all GFI shareholders, who deserve the highest price for their stock. The financial brokerage business is highly employee driven, and broker employment agreements and incentive compensation arrangements are critical to its success, at BGC and GFI. If GFI were to agree to employee termination rights or provide these windfall acceleration of RSUs, it would greatly diminish the value of the company for the GFI stockholders, by self-inflicting a grave wound on GFI, merely to favor an inferior self-interested and conflicted transaction that only benefits Messrs. Gooch and Heffron.

  We have been clear to the GFI special committee and reiterate now that we would consider any conduct by GFI that incentivizes GFI brokers to leave the company as a clear breach of the fiduciary duties of any director or officer who promotes or approves such incentives. It cannot be in the interest of GFI's public shareholders for management to promote or effect new compensation incentives that diminish the value of GFI by incentivizing GFI employees to leave the company in the event of the success of the BGC bid. Such tactics are reminiscent of crown- jewel options, change-of-control puts, leveraged recapitalizations and other anti-takeover tactics that cannot be justified in a situation where management has already signed up a management- buyout agreement with a third party and a different third party has topped that bid.

  BGC has attempted to address these employment issues by making clear in a recent press release that it would continue to honor previously agreed GFI RSUs or deferred compensation on the original vesting schedules, or, at the election of the employees, to pay for such units at $5.45 in cash. Nevertheless, BGC reserves all its rights with respect to any such detrimental future actions by GFI or the officers and directors of GFI.

  Delays by the GFI Board

  We also believe that Messrs. Gooch and Heffron have and continue to abuse their positions as directors of GFI to frustrate the consummation of our superior proposal. For example, following GFI's agreement with CME for a revised transaction price of $5.25 per share in cash and CME stock, we sent a letter on December 11, 2014 to the GFI board and special committee offering to increase our price to $5.45 per share in cash. As part of our offer, we indicated that we would be willing to sign the tender offer agreement and related agreements containing the terms and conditions that we had negotiated with counsel to the special committee, including agreeing to the one remaining outstanding term that had been requested by counsel to the special committee. Within a day of providing this letter, on December 12, 2014, the GFI special committee agreed that our offer could reasonably be expected to lead to a superior offer and that same day, the special committee requested that GFI convene a meeting of the GFI board to act on the special committee's recommendation, both actions which are required Section 6.5(f) the CME merger agreement. Despite this timely request, the GFI board, including Messrs. Gooch and Heffron, failed to act on this recommendation for eleven days—until December 23, 2014—and acted only after meeting three times because the GFI board failed to take any action at the first two meetings. Their reaction, when finally delivered, was included solely in an SEC filing, not in a public press release, at a time when most analysts, investors and reporters were unlikely to notice.

  It seems obvious to us that the GFI board's failure to take prompt action, including an action that was clearly recommended by the GFI special committee, is the result of the influence of Messrs. Gooch and Heffron, who, despite their unambiguous conflicted financial interest in the transaction, are actually attending and participating in discussions at the GFI board meetings. This flagrantly inappropriate participation is affecting the ability of the GFI board to promptly take the actions recommended by the GFI special committee. This is a clear abuse by Messrs.

  Gooch and Heffron of their positions as directors of GFI, and an attempt to use their positions to frustrate the consummation of our superior proposal in favor of their inferior proposal. It is completely wrong and improper that, under these circumstances, Messrs. Gooch and Heffron continue to attend board meetings. Accordingly, we urge that Messrs. Gooch and Heffron be excluded from any future deliberations by the GFI board or special committee on these matters.

  Despite these tactics by Messrs. Gooch and Heffron, we continue to be enthusiastic about the benefits of our superior offer both from a financial point of view for GFI's stockholders and more generally for GFI's customers, trading counterparties, regulators, vendors, brokers, and support staff. We encourage the GFI board and special committee to reject Messrs. Gooch and Heffron's conflicted, self-serving actions and the abuse of their positions in GFI's management and board in clear violation of their duties to all GFI stockholders and to take the actions necessary to support BGC's clearly superior tender offer.

Sincerely,

/s/ SHAUN D. LYNN Shaun D. Lynn President BGC Partners, Inc. 499 Park Avenue New York, NY 10022

        On January 11, 2015, the Special Committee met with representatives of White & Case, RLF and Greenhill to continue discussing the Revised BGC Proposal.

        During the period between December 11, 2014, when BGC sent a letter to the GFI Board and the Special Committee notifying them of BGC's revised proposal to purchase all outstanding Shares for $5.45 per Share in cash, and January 12, 2015, representatives of CME and its advisors continued to negotiate with Mr. Gooch and his advisors. As a result of these negotiations, the purchase price for the IDB Business proposed to be paid by IDB Buyer was increased to approximately $275.5 million, in addition to assumption by IDB Buyer of approximately $75 million of additional liabilities, including RSUs. This $21.5 million raise represents approximately $0.20 per Share other than such Shares indirectly held by the GFI Supporting Stockholders through New JPI. As a result of these negotiations, CME determined to pass along this raise in its entirety to GFI Stockholders by increasing its offer from a fixed price of $5.25 per Share to a fixed price of $5.45 per Share, in each case other than the GFI Supporting Stockholders, who agreed that the merger consideration payable under the JPI Merger Agreement on the Shares indirectly held by them through New JPI will be based on a reduced per Share consideration amount of $5.25, not $5.45.

        On January 12, 2015, representatives of Skadden sent drafts of an amendment to the GFI/CME Merger Agreement, (the "Initial Amendment No. 2"), and drafts of amendments to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter to representatives of White & Case. On the same day, representatives of White & Case distributed to the Special Committee the draft of the Initial Amendment No. 2, which contemplates, among other considerations, a revised offer price of $5.45 per Share, and drafts of the amendments to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter.

        On January 13, 2015, BGC delivered to GFI an offer letter, dated January 13, 2015 (the "January 13 BGC Offer Letter"), together with a tender offer agreement executed by BGC and Offeror (the "January 13 BGC Tender Offer Agreement"). The January 13 BGC Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 13 BGC Offer Letter, BGC and Offeror would amend the BGC Offer, so that the consideration to purchase all outstanding Shares pursuant to the BGC Offer will be increased to $5.60 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the BGC Offer will be those set forth in the January 13 BGC Tender Offer Agreement (the "January 13 BGC Tender Offer Agreement Proposal").

        That same day, the Special Committee, together with representatives of White & Case, RLF and Greenhill, met to discuss the draft of the Initial Amendment No. 2 received from representatives of Skadden. Representatives from White & Case described to the Special Committee the terms of the Initial Amendment No. 2. Representatives of Greenhill led the Special Committee through its financial and valuation analyses of GFI. Following that discussion, based upon Greenhill's financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee orally regarding the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of GFI Common Stock (other than the holders of Shares that are beneficially owned by JPI, New JPI, each direct and indirect stockholder of IDB Buyer and each stockholder of JPI (collectively, the "JPI Holders")) as set forth in the Initial Amendment No. 2 to such holders, which was later confirmed and delivered in writing.

        Representatives of White & Case also reviewed with the Special Committee the terms of the proposed amendments to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter. After considering, among other items, the proposed terms of the amendments to the GFI/CME Merger Agreement, the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter and taking into consideration Greenhill's fairness opinion, the Special Committee determined that the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and the GFI/CME Merger were advisable, fair to and in the best interests of GFI and its stockholders and approved the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and the GFI/CME Merger and recommended to the GFI Board that it adopt and declare advisable the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and the GFI/CME Merger.

        Immediately following the conclusion of the meeting of the Special Committee, the GFI Board met along with the financial and legal advisors to the Special Committee, and the Special Committee reported that it had unanimously recommended that the GFI Board approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and the GFI/CME Merger and recommend to GFI Stockholders that such stockholders adopt the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and approve the GFI/CME Merger. After further discussion, the GFI Board moved to vote on the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2. With Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the GFI Board (which consisted of the members of the Special Committee and Ms. Cassoni), acting on behalf of the entire GFI Board, unanimously voted to approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and the GFI/CME Merger and further to recommend that GFI Stockholders adopt the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, and approve the GFI/CME Merger, and that the approval of the GFI/CME Merger be submitted for consideration of GFI Stockholders at the Special Meeting.

        During the period between January 13, 2014, when BGC delivered to GFI the January 13 BGC Offer Letter together with the January 13 BGC Tender Offer Agreement, and January 14, 2015, representatives of CME and its advisors continued to negotiate with Mr. Gooch and his advisors. As a result of these negotiations, the purchase price for the IDB Business proposed to be paid by IDB Buyer was further increased to approximately $281.8 million, in addition to assumption by IDB Buyer of approximately $77 million of additional liabilities, including RSUs. This cumulative $27.8 million raise represents approximately $0.26 per Share other than such shares indirectly held by the GFI Supporting Stockholders through New JPI. As a result of these negotiations, CME determined to further increase its offer (including by passing along the increased purchase price for the IDB Business proposed to be paid by IDB Buyer) from a fixed price of $5.25 per Share to a fixed price of $5.60 per Share, in each case other than the GFI Supporting Stockholders, who agreed that the merger consideration payable under the JPI Merger Agreement on the Shares indirectly held by them through New JPI will be based on a reduced per Share consideration amount of $5.25, not $5.60.

        On January 14, 2015, after approval of the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, but prior to the parties executing the GFI/CME Merger Agreement, as amended by the Initial Amendment No. 2, CME sent a draft of GFI/CME Merger Agreement Amendment No. 2, which contemplates, among other considerations, a revised offer price of $5.60 per Share, and drafts of JPI Merger Agreement Amendment No. 2, IDB Purchase Agreement Amendment No. 2 and the Amended and Restated Commitment Letter.

        Later that same day, the Special Committee met with representatives of White & Case, RLF and Greenhill to review the January 13 BGC Tender Offer Agreement Proposal.

        On January 15, 2015, the Special Committee, together with representatives of White & Case, RLF and Greenhill, met to discuss GFI/CME Merger Agreement Amendment No. 2. Representatives from White & Case described to the Special Committee the terms of GFI/CME Merger Agreement Amendment No. 2. Representatives of Greenhill led the Special Committee through its financial and valuation analyses of GFI. Following that discussion, based upon Greenhill's financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee regarding the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of GFI Common Stock (other than the JPI Holders) as set forth in GFI/CME Merger Agreement Amendment No. 2 to such holders.

        Representatives of White & Case also reviewed with the Special Committee the proposed terms of JPI Merger Agreement Amendment No. 2, IDB Purchase Agreement Amendment No. 2 and the Amended and Restated Commitment Letter. After considering, among other items, the proposed terms of GFI/CME Merger Agreement Amendment No. 2, JPI Merger Agreement Amendment No. 2, IDB Purchase Agreement Amendment No. 2 and the Amended and Restated Commitment Letter and taking into consideration Greenhill's fairness opinion, the Special Committee determined that the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and the GFI/CME Merger were advisable, fair to and in the best interests of GFI and its stockholders and approved the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and the GFI/CME Merger and recommended to the GFI Board that it adopt and declare advisable the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and the GFI/CME Merger.

        Immediately following the conclusion of the meeting of the Special Committee, the GFI Board met along with the financial and legal advisors to the Special Committee, and the Special Committee reported that it had unanimously recommended that the GFI Board approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and the GFI/CME Merger and recommend to GFI Stockholders that such stockholders adopt the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and approve the GFI/CME Merger. After further discussion, the GFI Board moved to vote on the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2. With Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the GFI Board (which consisted of the members of the Special Committee and Ms. Cassoni), acting on behalf of the entire GFI Board, unanimously voted to approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and the GFI/CME Merger and further to recommend that GFI Stockholders adopt the GFI/CME Merger Agreement, as amended by GFI/CME Merger Agreement Amendment No. 2, and approve the GFI/CME Merger, and that the approval of the GFI/CME Merger be submitted for consideration of GFI Stockholders at the Special Meeting.

        That same day, GFI/CME Merger Agreement Amendment No. 2 was executed by CME and GFI, and the parties to the JPI Merger Agreement, the IDB Purchase Agreement and the Commitment Letter executed the respective amendments, as applicable, to such agreements.

        Before the NYSE opened on January 15, 2015, CME and GFI issued a joint press release announcing the execution of the second amendment to the GFI/CME Merger Agreement, which increased the offer price of the GFI/CME Merger to $5.60 (without interest) per Share.

        Later that same day, BGC delivered to GFI an offer letter, dated January 15, 2015 (the "January 15 BGC Offer Letter"), together with a tender offer agreement executed by BGC and Offeror (the "January 15 BGC Tender Offer Agreement"). The January 15 BGC Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 15 BGC Offer Letter, BGC and Offeror would amend the BGC Offer, so that the consideration to purchase all outstanding Shares pursuant to the BGC Offer will be increased to $5.85 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the BGC Offer will be those set forth in the January 15 BGC Tender Offer Agreement (the "January 15 BGC Tender Offer Agreement Proposal").

        Also later that day, BGC announced the delivery to GFI of the January 15 BGC Offer Letter and the January 15 BGC Tender Offer Agreement, and the terms of the January 15 BGC Offer, which include the purchase of all outstanding Shares for $5.75 per Share in cash.

        Following receipt of the January 15 BGC Offer Letter and the January 15 BGC Tender Offer Agreement, that same day, the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the January 15 BGC Tender Offer Agreement Proposal and the January 15 BGC Offer. The Special Committee unanimously determined that the January 15 BGC Tender Offer Agreement Proposal could reasonably be expected to lead to a Superior Proposal and is a Superior Proposal and resolved to recommend that the GFI Board determine the same and effect a Change in Recommendation (as defined in the GFI/CME Merger Agreement). That same day, the Special Committee requested that GFI convene a meeting of the GFI Board to act on the January 15 Recommendations.

        Due to scheduling conflicts, the GFI Board was unable to meet before the morning of January 19. At the January 19 meeting, the GFI Board discussed the January 15 BGC Tender Offer Agreement Proposal. All members of the GFI Board considered the January 15 Recommendations, which were determined in good faith after consultation with the Special Committee's outside legal counsel and independent financial advisor. Messrs. Fanzilli and Magee, acting in their capacity as members of the GFI Board, voted in favor of the Special Committee's January 15 Recommendations and determined that the January 15 BGC Tender Offer Agreement Proposal could reasonably be expected to lead to a Superior Proposal and is a Superior Proposal and that the GFI Board effect a Change in Recommendation, because, among other things, the Special Committee believed that the conditions to the January 15 BGC Tender Offer Agreement Proposal were reasonable for the deal proposed, comparable to the GFI/CME Merger Agreement conditions while giving effect to the different structures and, in general, within the control of GFI, there was no reason to believe that, subject to the satisfaction of the conditions, BGC would not consummate the transaction and its offer was made to, and could be accepted by, all GFI Stockholders. The Special Committee, after receiving advice from Greenhill, was also satisfied that BGC had the financial capability to consummate the transaction, which was not conditioned on financing. Ms. Cassoni addressed concerns about the public stockholders and voted against the Special Committee's January 15 Recommendations and determined that the January 15 BGC Tender Offer Agreement Proposal could not reasonably be expected to lead to a Superior Proposal and is not a Superior Proposal and that the GFI Board not effect a Change in Recommendation. She indicated that the reasons for her votes were, among other things, that she believed that the January 15 BGC Tender Offer Proposal was highly conditional and presented significant execution risks. Messrs. Gooch and Heffron also voted against the Special Committee's January 15 Recommendations and determined that the January 15 BGC Tender Offer Agreement Proposal could not reasonably be expected to lead to a Superior Proposal and is not a Superior Proposal and that the GFI Board not effect a Change in Recommendation for the same reasons as Ms. Cassoni resulting in the determination by the GFI Board that the January 15 BGC Tender Offer

Agreement Proposal could not reasonably be expected to lead to a Superior Proposal and is not a Superior Proposal and the GFI Board's further determination not to effect a Change in Recommendation.

        On January 20, 2015, representatives of Skadden sent drafts of GFI/CME Merger Agreement Amendment No. 3 and JPI Merger Agreement Amendment No. 3. On the same day, representatives of White & Case distributed to the Special Committee the draft of GFI/CME Merger Agreement Amendment No. 3, which contemplates, among other considerations, a revised offer price of $5.85 per Share, and the draft of JPI Merger Agreement Amendment No. 3.

        JPI Merger Agreement Amendment No. 3 provides, among other things, that the per share consideration payable in the JPI Merger Agreement to the Shares indirectly held by the GFI Supporting Stockholders and certain other stockholders of JPI and New JPI will be calculated on the basis of a reduced per share consideration amount of $4.4380 and a certain stockholder of JPI and New JPI, will be calculated on the basis of a reduced per share consideration amount of $5.4571.

        On the morning of January 20, 2015, CME issued a press release announcing the delivery to GFI of the third amendment to the GFI/CME Merger Agreement, which increased the offer price of the GFI/CME Merger to $5.85 (without interest) per Share.

        Later that same day, BGC delivered to GFI an offer letter, dated January 20, 2015 (the "January 20 BGC Offer Letter"), together with together with a tender offer agreement executed by BGC and Offeror (the "January 20 BGC Tender Offer Agreement"). The January 20 BGC Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 20 BGC Offer Letter, BGC and Offeror would amend the BGC Offer, so that the consideration to purchase all outstanding Shares pursuant to the BGC Offer will be increased to $6.20 per Share payable net to the seller in cash, without interest, and that the conditions to the closing of the BGC Offer will be those set forth in the January 20 BGC Tender Offer Agreement (the "January 20 BGC Tender Offer Agreement Proposal").

        Also later that day, BGC announced the delivery to GFI of the January 20 BGC Offer Letter and the January 20 BGC Tender Offer Agreement, and the terms of the January 20 BGC Offer, which include the purchase of all outstanding Shares for $6.10 per Share payable net to the seller in cash, without interest.

        That same day, the Special Committee, together with representatives of White & Case, RLF and Greenhill, met to discuss the draft of Amendment No. 3 to the GFI/CME Merger Agreement, received from representatives of Skadden. Representatives from White & Case described to the Special Committee the terms of Amendment No. 3 to the GFI/CME Merger Agreement. Representatives of Greenhill led the Special Committee through its financial and valuation analysis of GFI. Following that discussion, based upon Greenhill's financial and valuation analysis of GFI, Greenhill gave its fairness opinion to the Special Committee orally regarding the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of GFI Common Stock (other than the JPI Holders) as set forth in Amendment No. 3 to the GFI/CME Merger Agreement to such holders, which was later confirmed and delivered in writing and such fairness opinion is attached to this supplement as Annex D.

        Representatives of White & Case also reviewed with the Special Committee the proposed terms of Amendment No. 3 to the JPI Merger Agreement. After considering, among other items, the proposed terms of Amendment No. 3 to the GFI/CME Merger Agreement and Amendment No. 3 to the JPI Merger Agreement and taking into consideration Greenhill's fairness opinion and certain other factors, the Special Committee determined that the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and the GFI/CME Merger were advisable, fair to and in the best interests of GFI and its stockholders and approved the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and the GFI/CME Merger and

recommended to the GFI Board that it adopt and declare advisable the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and the GFI/CME Merger.

        Following receipt of the January 20 BGC Offer Letter and the January 20 BGC Tender Offer Agreement, at the same meeting, the Special Committee, in consultation with representatives of White & Case, RLF and Greenhill, reviewed the January 20 BGC Tender Offer Agreement Proposal and the January 20 BGC Offer. The Special Committee unanimously determined that both the January 20 BGC Tender Offer Agreement Proposal and the January 20 BGC Offer could reasonably be expected to lead to a Superior Proposal. Following the meeting, the Special Committee requested that GFI convene a meeting of the GFI Board to act on the recommendations.

        The GFI Board was unable to meet prior to the expiration of the January 20 BGC Tender Offer Agreement Proposal, set at 11:59 p.m. Eastern Time on January 20, 2015.

        On January 22, 2015, the GFI Board met along with the financial and legal advisors to the Special Committee, and the Special Committee reported that it had unanimously recommended that the GFI Board approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and the GFI/CME Merger and recommend to GFI Stockholders that such stockholders adopt the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and approve the GFI/CME Merger. After further discussion, the GFI Board moved to vote on the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement.

        With Messrs. Gooch and Heffron abstaining from the vote, the remaining members of the GFI Board (which consisted of the members of the Special Committee and Ms. Cassoni), acting on behalf of the entire GFI Board, unanimously voted to approve, adopt and declare advisable the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and the GFI/CME Merger and further to recommend that GFI Stockholders adopt the GFI/CME Merger Agreement, as amended by Amendment No. 3 to the GFI/CME Merger Agreement, and approve the GFI/CME Merger, and that the approval of the GFI/CME Merger be submitted for consideration of GFI Stockholders at the Special Meeting.

        Also at the meeting, the GFI Board discussed the January 20 BGC Offer Proposal and considered the Special Committee's recommendation that the January 20 BGC Offer could reasonably be expected to result in a Superior Proposal, which were determined in good faith after consultation with the Special Committee's outside legal counsel and independent financial advisor. Messrs. Fanzilli and Magee, acting in their capacity as members of the GFI Board, voted in favor of the Special Committee's recommendation and determined that the January 20 BGC Offer could reasonably be expected to lead to a Superior Proposal, in order to allow the Special Committee and its advisors to discuss the January 20 BGC Offer with BGC. Ms. Cassoni addressed concerns about the public stockholders and voted against the Special Committee's recommendation and determined that the January 20 BGC Offer could not reasonably be expected to lead to a Superior Proposal. She indicated that the reasons for her vote were, among other things, that she believed that the January 20 BGC Offer remains highly conditional and presents significant execution risks. Messrs. Gooch and Heffron also voted against the Special Committee's recommendation and determined that the January 20 BGC Offer could not reasonably be expected to lead to a Superior Proposal for the same reasons as Ms. Cassoni resulting in the determination by the GFI Board that the January 20 BGC Offer could not reasonably be expected to lead to a Superior Proposal.

        That same day, Amendment No. 3 to the GFI/CME Merger Agreement was executed by CME and GFI, and the parties to the JPI Merger Agreement executed Amendment No. 3 to the JPI Merger Agreement.

        On January 23, 2015, GFI issued a press release stating that the Special Meeting will be postponed and held on January 30, 2015. Also on January 23, 2015, CME filed a supplement to the Proxy

Statement/Prospectus on Form 424(b)(3) with the SEC, which was mailed to the GFI Stockholders on or about January 24, 2015.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

        Not applicable.

Item 6.    Interest in Securities of the Subject Company

        No transactions with respect to GFI Common Stock have been effected during the past 60 days by any of the Filing Persons or, to the knowledge of the Filing Persons, any of their directors, executive officers, affiliates or subsidiaries, respectively.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Not applicable.

Item 8.    Additional Information

No Appraisal Rights in Connection with the BGC Offer

        GFI Stockholders do not have appraisal rights as a result of the BGC Offer. Since appraisal rights are not available in connection with the BGC Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time.

        GFI STOCKHOLDERS WHO SELL SHARES IN THE BGC OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a complete copy of which is attached as Annex E hereto.

No Appraisal Rights in Connection with the GFI/CME Merger Agreement

        Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.

        GFI Stockholders who dissent to the GFI Merger will not have rights to an appraisal of the fair value of their shares. Under the DGCL, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the Record Date, unless the stockholders are required to receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. GFI Common Stock is listed on the NYSE as of the Record Date, and GFI Stockholders may elect to receive shares of CME Class A Common Stock pursuant to the GFI Merger Agreement. Approval for the listing of the shares of CME Class A Common Stock on NASDAQ is a condition to completion of the GFI Merger.

 Delaware Law

        Offeror would be a controlling stockholder if the holders of at least a majority of the Shares accept the BGC Offer and their Shares are purchased by Offeror pursuant to the BGC Offer. A second-step merger involving GFI, if any, would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Other Law Applicable to the BGC Offer

        General.    According to the Offer to Purchase, based on BGC's examination of publicly available information filed by GFI with the SEC and other publicly available information concerning GFI, BGC is not aware of any governmental license or regulatory permit that appears to be material to GFI's business that might be adversely affected by the Offeror's acquisition of Shares pursuant to the BGC Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offeror's acquisition or ownership of Shares pursuant to the BGC Offer. According to the Offer to Purchase, should any such approval or other action be required or desirable, BGC currently contemplates that, except as described below in the section entitled "Item 8. Additional Information—Other Law Applicable to the BGC Offer—State Takeover Statutes," such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to GFI's business or certain parts of GFI's business might not have to be disposed of, any one of which could cause BGC to elect to terminate the BGC Offer without the purchase of Shares thereunder. BGC's obligation under the BGC Offer to accept for payment and pay for Shares is subject to the conditions set forth in the section entitled "Item 2. Identity and Background of Filing Persons—The Conditions to the BGC Offer".

        State Takeover Statutes.    A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. GFI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in the Offer to Purchase, BGC does not know whether any of these laws will, by their terms, apply to the BGC Offer or any merger or other business combination between BGC or any of BGC's affiliates and GFI, and BGC has not complied with any such laws. According to the Offer to Purchase, to the extent that certain provisions of these laws purport to apply to the BGC Offer or any merger or other business combination, BGC believes that there are reasonable bases for contesting such laws.

        According to the Offer to Purchase, if any government official or third party seeks to apply any state takeover law to the BGC Offer or any merger or other business combination between BGC or any of its affiliates and GFI, BGC will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the BGC Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the BGC Offer or any such merger or other business combination, BGC might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and BGC may be unable to accept for payment or pay for Shares tendered pursuant to the BGC Offer, or be delayed in continuing or consummating the BGC Offer or any such merger or other business combination. In such case, BGC may not be obligated to accept for payment or pay for any tendered Shares. Please see the section entitled "Item 2. Identity and Background of Filing Persons—The Conditions to the BGC Offer" for more information regarding conditions to the BGC Offer.

        Applicable U.S. Federal Law.    Any merger or other similar business combination with GFI would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the BGC Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price, the Offeror may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning GFI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction. Any transaction that Rule 13e-3 may otherwise be applicable to may take the form of a merger, share exchange or other business combination or may be accomplished through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing.

        Other Laws.    According to the Offer to Purchase, based on BGC's examination of publicly available information concerning GFI, certain foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein because GFI and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the BGC Offer, and as set forth in the Offer to Purchase, the Offeror will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained.

Litigation

        Shareholder Class Action Suits.    Following the announcement of the GFI/CME Merger, nine putative class action complaints challenging the GFI/CME Merger were filed on behalf of purported GFI Stockholders (one of which also purports to be brought derivatively on behalf of GFI), two in the Supreme Court of the State of New York, County of New York, six in the Court of Chancery of the State of Delaware and one in the United States District Court for the Southern District of New York. The complaints are captioned Coyne v. GFI Group Inc., et al., Index No. 652704/2014 (N.Y. Sup. Ct.), Suprina v. GFI Group, Inc., et al., Index No. 652668/2014 (N.Y. Sup. Ct.), Brown v. GFI Group Inc., et al., Civil Action No. 10082-VCL (Del. Ch.), Hughes v. CME Group, Inc., et al., Civil Action No. 10103-VCL (Del. Ch.), Al Ammary v. Gooch, et al., Civil Action No. 10125-VCL (Del. Ch.), Giardalas v. GFI Group, Inc., Civil Action No. 10132-VCL (Del. Ch.), City of Lakeland Employees' Pension Plan v. Gooch, et al., Civil Action No. 10136-VCL (Del. Ch.), Michocki v. Gooch., et al., Civil Action No. 10166-VCL (Del. Ch.) and Szarek v. GFI Group Inc., et al., Case No. 14-CV-8228 (S.D.N.Y.). On September 26, 2014, the Court of Chancery granted voluntary dismissal of the Giardalas action. On October 6, 2014, a consolidation order was entered by Vice Chancellor Laster, consolidating the Delaware cases into the Consolidated Delaware Action. The consolidation order designated the complaint filed in City of Lakeland Employees' Pension Plan v. Gooch, et al., Civil Action No. 10136-VCL (Del. Ch.) as the operative complaint in the Consolidated Delaware Action.

        The complaints name as defendants various combinations of GFI, IDB Buyer, the members of the GFI Board, GFI's managing director Mr. Brown, CME, Merger Sub 1, Merger Sub 2, Cheetah Acquisition Corp., Cheetah Acquisition LLC, JPI and New JPI. The complaints generally allege, among other things, that the members of the GFI Board breached their fiduciary duties to GFI Stockholders during merger negotiations by entering into the GFI/CME Merger Agreement and approving the GFI/CME Merger, and that GFI, CME, Merger Sub 1, Merger Sub 2, IDB Buyer, Cheetah Acquisition Corp., Cheetah Acquisition LLC, JPI, and New JPI aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the merger consideration provided for in the GFI/CME Merger Agreement undervalues GFI, (ii) that the sales process leading up to the GFI/CME Merger was flawed due to the members of the GFI Board's and Jefferies' conflicts of interest, and (iii) that certain provisions of the GFI/CME Merger Agreement inappropriately favor CME and preclude or impede third parties from submitting potentially superior proposals.

        In addition, the Hughes complaint asserts a derivative claim on behalf of GFI against the members of the GFI Board for breaching their fiduciary duties of loyalty and care to GFI by negotiating and agreeing to the GFI/CME Merger and against defendants Gooch and Heffron for usurping a corporate opportunity. The Michocki complaint alleges that the GFI/CME Merger is not a solitary transaction, but a series of related transactions and further alleges that the IDB Transaction must be approved by an affirmative two-thirds vote of the Shares pursuant to the terms of the Charter.

        The complaints seek, among other relief: (i) certification of the class, (ii) injunctive relief enjoining the GFI/CME Merger, (iii) a declaration that the members of the GFI Board breached their fiduciary duties and that certain provisions of the GFI/CME Merger Agreement are unlawful, (iv) a directive to the members of the GFI Board to execute their fiduciary duties to obtain a transaction in the best interest of GFI Stockholders, (v) rescission of the GFI/CME Merger to the extent already implemented, (vi) granting of rescissory damages and an accounting of all of the damages suffered as a result of the alleged wrongdoing, (vii) and reimbursement of fees and costs. The Coyne and Suprina Complaints also demand a jury trial.

        Certain defendants have moved to dismiss or, in the alternative, stay the Coyne and Suprina complaints in favor of the Consolidated Delaware Action. A hearing was held on December 15, 2014 on (i) the defendants' motions to dismiss or stay the Coyne and Suprina actions; (ii) the plaintiffs' motion by order to show cause for consolidation and appointment of a leadership structure; and (iii) plaintiff Suprina's motion by order to show cause to compel and expedite discovery. The parties are awaiting a ruling.

        On November 18, 2014, the Delaware court entered a Revised Order Setting Expedited Discovery Schedule in the Consolidated Delaware Action. On December 19, 2014, the court entered a Further Revised Scheduling Order scheduling a preliminary injunction hearing for January 16, 2015.

        On November 26, 2014, a putative class action complaint captioned Gross v. GFI Group, Inc., et al. was filed in the United States District Court for the Southern District of New York. The complaint names GFI, Colin Heffron, Michael Gooch and Nick Brown as defendants and alleges violations of the federal securities laws. The complaint seeks, among other relief: (i) certification of the class, (ii) compensatory damages for defendants purported wrongdoing and (iii) reimbursement of costs and expenses.

        On December 29, 2014, Plaintiffs in the Consolidated Delaware Action filed a Motion for a Preliminary Injunction, and a brief in support thereof, seeking to enjoin enforcement of Article V of the GFI Support Agreement and preliminarily enjoin the stockholder vote on the GFI/CME Merger until (i) certain additional disclosures are made and (ii) GFI stockholders are provided the opportunity to vote on the GFI/CME Merger, the JPI Merger and the IDB Transaction.

        On January 8, 2015, the parties agreed to move the preliminary injunction hearing from January 16, 2015 to January 20, 2015. On January 13, 2015, the Defendants filed Briefs in Opposition to Plaintiffs' Motion for a Preliminary Injunction. On January 15, 2015, the preliminary injunction hearing (scheduled for January 20) was taken off the court's calendar. No new date has been set for that hearing.

        In the New York Szarek action, the Court scheduled an initial pretrial conference for December 16, 2014, which the Court adjourned upon application of the parties until March 12, 2015.

        The defendants believe that the claims asserted against them are without merit and intend to defend the litigation vigorously.

Information Regarding Golden Parachute Compensation

        Based on publicly available information and our knowledge of GFI, the following table sets forth amounts that those individuals who were listed in the "Summary Compensation Table" that was incorporated into GFI's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or GFI's "named executive officers," may become entitled to pursuant to the terms of their employment arrangements. These amounts have been calculated assuming the BGC Offer was consummated on December 2, 2014, and assuming each named executive officer experiences a qualifying termination of employment as of that date (in the case of Mr. Peers, a termination for good reason). Calculations of cash severance are based on the named executive officer's current base salary. See the sections entitled "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company" and "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Potential Severance Benefits Under Executive Officer Employment Agreements" for further information about the compensation disclosed in the table below. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Michael Gooch	—	$1,282,958	—	—	—	—	$1,282,958
Colin Heffron	$4,856,024	$5,222,234	—	$40,881	—	—	$10,119,139
James Peers	$930,025	$1,552,840	—	$10,220	—	—	$2,493,085
Ronald Levi	—	$2,312,254	—	—	—	—	$2,312,254
J. Christopher Giancarlo(4)	—	—	—	—	—	—	—

(1)
Represents the value of lump-sum severance payments (payable, in the case of Mr. Heffron, if he terminates within one year following the consummation of the BGC Offer and, in the case of Mr. Peers, within six months following the consummation of the BGC Offer). The amounts shown for Messrs. Heffron and Peers include amounts that would be payable upon a termination of employment without regard to the consummation of the BGC Offer, and Mr. Levi is entitled to cash severance that is not enhanced by reason of the BGC Offer, all as more fully described in the section entitled "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Potential Severance Benefits Under Executive Officer Employment Agreements". The severance payments are subject to compliance with certain noncompetition and nonsolicitation covenants and a release of claims.

(2)
Represents the value of RSUs whose vesting would be accelerated upon termination of employment. The value shown is based on a per-Share value of $6.10. As discussed elsewhere in this Statement, this disclosure assumes that, in connection with the consummation of the BGC Offer, vesting of unvested RSUs held by each named executive officer will be accelerated and that the named executive officers will receive the same $6.10 per Share consideration being offered to all other GFI Stockholders in connection with the BGC Offer.

(3)
Represents the value of continued medical insurance coverage costs payable upon a qualifying termination of employment determined based on the cost of such benefits during 2014. The continuation period is two years for Mr. Heffron and six months for Mr. Peers.

(4)
Mr. Giancarlo's employment with GFI terminated in June 2014. He is not entitled to any compensation or benefits that are based on or otherwise relate to the BGC Offer.

Extension of Offer Period

        On November 20, 2014, Offeror extended the BGC Offer until 5:00 p.m., New York City time, on December 9, 2014, unless further extended. The BGC Offer had previously been scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. According to the press release issued by BGC, as of midnight on November 19, 2014, approximately 23.2 million Shares were tendered pursuant to the BGC Offer. The 23.2 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 31.7% of outstanding Shares.

        On December 9, 2014, Offeror further extended the BGC Offer until 5:00 p.m., New York City time, on January 6, 2015, unless further extended. According to the press release issued by BGC, as of the close of business on December 8, 2014, approximately 12.4 million Shares were tendered pursuant to the BGC Offer. The 12.4 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 22.8% of the outstanding Shares.

        On January 7, 2015, Offeror further extended the BGC Offer until 5:00 p.m., New York City time, on January 27, 2015, unless further extended. According to the press release issued by BGC, as of 5:00 PM on January 6, 2015, approximately 21.7 million Shares were tendered pursuant to the BGC Offer. The 21.7 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 30.5% of the outstanding Shares.

        On January 15, 2015, Offeror further extended the BGC Offer until 5:00 p.m., New York City time, on January 29, 2015, unless further extended. According to the press release issued by BGC, as of 5:00 PM on January 14, 2015, approximately 14.0 million Shares were tendered pursuant to the BGC Offer. The 14.0 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 24.4% of the outstanding Shares.

        On January 20, 2015, Offeror further extended the BGC Offer until 5:00 p.m., New York City time, on February 3, 2015, unless further extended. According to the press release issued by BGC, as of 5:00 PM on January 16, 2015, approximately 13.9 million Shares were tendered pursuant to the BGC Offer. The 13.9 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 24.4% of the outstanding Shares.

Item 9.    Exhibits

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press Release issued January 27, 2015 by Michael Gooch containing an Open Letter to GFI Stockholders Recommending Rejection of the BGC Offer
(e)(1)	Agreement and Plan of Merger, dated July 30, 2014 and amended as of December 2, 2014, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC
(e)(2)	Amendment No. 2 to Agreement and Plan of Merger, dated January 15, 2015, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC
(e)(3)	Amendment No. 3 to Agreement and Plan of Merger, dated January 22, 2015, by and among GFI Group Inc., CME Group Inc., Commodore Acquisition Corp. and Commodore Acquisition LLC
(e)(4)	Support Agreement, dated as of July 30, 2014, by and among CME Group Inc., Jersey Partners Inc., New JPI Inc., and the other signatories thereto
(e)(5)	Agreement and Plan of Merger, dated as of July 30, 2014 and amended as of December 2, 2014, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto
(e)(6)	Amendment No. 2 to Agreement and Plan of Merger, dated January 15, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto
(e)(7)	Amendment No. 3 to Agreement and Plan of Merger, dated January 22, 2015, by and among CME Group Inc., Cheetah Acquisition Corp., Cheetah Acquisition LLC, Jersey Partners Inc., New JPI Inc. and the other individual signatories thereto
(e)(8)	Purchase Agreement, dated as of July 30, 2014 and amended as of December 2, 2014, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc.
(e)(9)	Amendment No. 2 to Purchase Agreement, dated as of January 15, 2015, by and among Commodore Acquisition LLC, GFI Brokers Holdco Ltd., CME Group Inc., Jersey Partners Inc., and New JPI Inc.
(e)(10)	Amended and Restated Commitment Letter, dated as of January 15, 2015, between Jefferies Finance LLC and GFI Holdco Inc.
(e)(11)	Employment Agreement, dated as of April 30, 2007, by and between GFI Group Inc. and Colin Heffron
(e)(12)	Amendment No. 1 to Employment Agreement, dated as of December 31, 2008, by and between GFI Group Inc. and Colin Heffron
(e)(13)	Employment Agreement, dated as of November 18, 2002, by and between GFI Group Inc. and James A. Peers
(e)(14)	Amendment No. 1 to Employment Agreement, dated as of December 24, 2008, by and between GFI Group Inc. and James A. Peers
(e)(15)	Employment Agreement, dated as of August 20, 2008, by and between GFI Group Inc. and Ronald Levi
(e)(16)	Amendment No. 1 to Employment Agreement, dated as of December 31, 2008, by and between GFI Group Inc. and Ronald Levi
(e)(17)	Amendment No. 2 to Employment Agreement, dated as of March 30, 2009, by and between GFI Group Inc. and Ronald Levi
(e)(18)	Amended and Restated GFI Group Inc. 2008 Equity Inventive Plan

 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

JERSEY PARTNERS INC.
/s/ MICHAEL GOOCH
Name:	Michael Gooch
Title:	President
GFI BROKERS HOLDCO LTD.
/s/ MICHAEL GOOCH
Name:	Michael Gooch
Title:	President
MNC HOLDCO LLC
/s/ MICHAEL GOOCH
Name:	Michael Gooch
Title:	Chief Executive Officer and President
GFI HOLDCO INC.
/s/ MICHAEL GOOCH
Name:	Michael Gooch
Title:	Executive Chairman
GFI GROUP LTD.
/s/ MICHAEL GOOCH
Name:	Michael Gooch
Title:	Authorized Signatory
MICHAEL GOOCH
/s/ MICHAEL GOOCH

Dated: January 27, 2015

 Annex A

THE GFI MERGER AGREEMENT

        This section describes the material terms of the GFI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Merger Agreement that is important to you. You are encouraged to read the GFI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI or CME. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page 185 of this proxy statement/prospectus.

 Explanatory Note Regarding the GFI Merger Agreement

        The GFI Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about GFI and CME contained in this proxy statement/prospectus or in the public reports of GFI and CME filed with the SEC may supplement, update or modify the factual disclosures about GFI and CME contained in the GFI Merger Agreement. The representations, warranties and covenants made in the GFI Merger Agreement by GFI, CME, Merger Sub 1 and Merger Sub 2 were qualified and subject to important limitations agreed to by GFI, CME, Merger Sub 1 and Merger Sub 2 in connection with negotiating the terms of the GFI Merger Agreement. In particular, in your review of the representations and warranties contained in the GFI Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the GFI Merger Agreement may have the right not to consummate the GFI Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the GFI Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the separate disclosure letters that GFI and CME each delivered in connection with the GFI Merger Agreement, which disclosures were not reflected in the GFI Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the GFI Merger Agreement.

Effects of the GFI Merger; Organizational Documents; Officers

        The GFI Merger Agreement provides for the merger of Merger Sub 1 with and into GFI, with GFI continuing as the surviving corporation and a wholly-owned subsidiary of CME, which will be followed immediately thereafter by a merger of GFI as the surviving corporation with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly-owned subsidiary of CME.

        At the Effective Time, by virtue of the GFI Merger and without any action on the part of holders of any shares of the capital stock of GFI, each issued and outstanding share of GFI Common Stock, other than shares of GFI Common Stock owned by CME (including pursuant to the JPI Merger) or GFI or any of their respective wholly-owned subsidiaries, will be converted into and will thereafter represent the right to receive the Merger Consideration. At the Effective Time, all the shares of GFI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of GFI Common Stock and each uncertificated share registered to a GFI Stockholder on GFI's stock transfer books will be converted thereafter into the right to receive the Merger Consideration, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the Effective Time, and each certificate formerly representing shares of GFI Common Stock owned by stockholders will thereafter represent only the right to receive the payment described above. At the Effective Time, any shares of GFI Common Stock owned by CME (including pursuant to the JPI Merger) or GFI or any of their respective subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        Upon the consummation of the GFI Subsequent Merger, all limited liability company interests of Merger Sub 2 issued and outstanding prior thereto will be cancelled and retired and will cease to exist, and each share of GFI Common Stock as the surviving corporation issued and outstanding immediately prior thereto will be converted into one limited liability company interest of Merger Sub 2 as the surviving company and will constitute the only limited liability company interests of the surviving company.

The Certificate of Incorporation, Bylaws, Certificate of Formation and LLC Agreement

        At the Effective Time, the GFI Charter and GFI Bylaws as in effect immediately prior to the Effective Time will be, respectively, the certificate of incorporation and bylaws of GFI as the surviving corporation, until thereafter changed or amended as provided therein or by applicable law. Upon the effective time of the GFI Subsequent Merger, the certificate of formation and limited liability company agreement of Merger Sub 2 as in effect immediately prior to the effective time of the GFI Subsequent Merger will be, respectively, the certificate of formation and limited liability company agreement of Merger Sub 2 as the surviving company until thereafter changed or amended as provided therein or by applicable law.

Managers and Officers

        The managers and officers of Merger Sub 2 in office immediately prior to the effective time of the GFI Subsequent Merger will be the initial managers and officers of the surviving company and will hold office from the effective time of the GFI Subsequent Merger until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving company's certificate of formation and limited liability company agreement or as otherwise provided by applicable law.

Pre-Closing Reorganization of GFI

        Prior to the closing of the GFI Merger, GFI will take all steps necessary to complete the GFI Pre-Closing Reorganization pursuant to which:

  •
  any and all assets and liabilities of the IDB Business will be transferred to or retained by the IDB Subsidiaries; and

  •
  the CME Retained Subsidiaries will own all of the assets, properties and rights of Trayport and FENICS and the CME Retained Subsidiaries will not have any liabilities other than those exclusively related to, arising out of or in connection with Trayport and FENICS.

Treatment of Continuing Employee RSUs and Assumption of RSUs by IDB Buyer in the GFI Merger

        With respect to Continuing Employee RSUs, not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each such RSU (a) shall cease, at the Effective Time, to represent an equity right with respect to shares of GFI Common Stock and (b) as directed by CME not less than ten business days prior to the closing date of the GFI Merger, will be converted at the Effective Time, without any action on the part of the holder of the Continuing Employee RSU, into either (i) a CME RSU that may be settled in CME's discretion in either cash or shares of CME Class A Common Stock, (ii) a deferred cash obligation or (iii) a mix thereof, in each case otherwise on substantially the same terms and conditions as were applicable under the Continuing Employee RSU (but taking into account any changes thereto, including any acceleration or vesting of a Continuing Employee RSU, provided for in the relevant GFI stock plan or in the related award document by reason of the GFI Merger). To the extent the Continuing Employee RSUs are converted into CME RSUs in accordance with the preceding sentence, the number of shares of CME Class A Common Stock subject to such CME RSU will be equal to the product of (i) the number of shares of GFI Common Stock subject to the Continuing Employee RSU multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share of CME Class A Common Stock.

        With respect to RSUs held by any persons other than a Continuing Employee or a non-employee director of GFI, not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that (a) each such RSU outstanding immediately before the Effective Time, will be converted into an obligation of IDB Buyer, (b) that CME and its affiliates shall not have any liability in respect of any such RSU and (c) consent is obtained from holders of such RSUs in addition to a release of any claims arising in connection with such RSUs in favor of CME and its affiliates. Such RSUs will generally be converted into a deferred cash obligation having substantially similar terms as the RSU awards, and RSUs held by certain key IDB Employees will be converted into a combination of deferred cash awards and restricted equity awards and will be negotiated on an individual-by-individual basis. Each such RSU that is converted into either a deferred cash obligation or a deferred cash and restricted equity obligation will have the amount of the deferred cash or deferred cash and restricted equity subject to the award, as applicable, determined based on the number of shares of GFI Common Stock subject to each RSU prior to the Effective Time and the Merger Consideration.

        Not later than five business days prior to the closing date of the GFI Merger, GFI will take all actions necessary to provide that each GFI Option will be canceled as of the completion of the GFI Merger for no consideration.

Form of Election

        Prior to the Effective Time, CME will mail a form of election to each holder of record and beneficial owner of shares of GFI Common Stock as of a specified date selected by CME. Upon request, CME will also make forms of election available to GFI Stockholders who become holders of record or beneficial owners of GFI Common Stock during the election period. The form of election allows you to make a cash or stock election in respect of each share of GFI Common Stock you hold. GFI Stockholders may specify different elections with respect to different shares held by them. GFI Stockholders should return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a GFI Stockholder and you do not return your form of election by the election deadline, you will be paid, in exchange for each no election share, $5.25 in cash (without interest), subject to proration if the aggregate cash consideration is oversubscribed as described herein.

        Unless otherwise designated on the election form, the election deadline will be 5:00 p.m. New York time, on the second business day prior to the Effective Time. CME will publicly announce the anticipated election deadline at least five business days prior to the anticipated Effective Time. If you are a GFI Stockholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash as consideration for your shares, subject to proration if applicable. CME will publicly announce the anticipated election deadline at least five business days prior to the anticipated Effective Time. If the Effective Time is delayed to a subsequent date, the election deadline will also be delayed and CME will promptly announce any such delay and, when determined, the rescheduled election deadline.

        If you wish to elect the type of Merger Consideration you will receive in the GFI Merger, you should carefully review and follow the instructions set forth in the form of election. GFI Stockholders who hold their shares of GFI Common Stock in "street name" or through a bank, broker or other nominee should follow the instructions of their bank, broker or other nominee for making an election with respect to such shares of GFI Common Stock. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis. Stockholders holding no election shares will be paid, in exchange for each no election share held, $5.25 in cash (without interest), subject to proration if the aggregate cash consideration is oversubscribed as described herein.

        To make a valid election, each GFI Stockholder must submit a properly completed form of election sot that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. Generally, an election may be revoked, but only by written notice received by the exchange agent prior to the election deadline. In addition, an election may be changed, but only upon receipt by the exchange agent prior to the election deadline of a properly completed and signed revised form of election. GFI Stockholders will not be entitled to revoke or change their elections following the election deadline.

Exchange and Payment Procedures

        Prior to the Mailing Date, as defined in the GFI Merger Agreement, CME will appoint an exchange agent reasonably acceptable to GFI to handle the exchange of shares of GFI Common Stock for the Merger Consideration, as described above.

        At or prior to the Effective Time, CME will cause to be deposited with the exchange agent, for the benefit of the holders of shares of GFI Common Stock, shares of CME Class A Common Stock (which will be in non-certificated book-entry form) and an amount of cash in U.S. dollars sufficient to issue and pay the Merger Consideration to which GFI Stockholders will become entitled. Such shares or amounts, as applicable, will be payable upon surrender of the share certificates (or effective affidavits of loss in lieu thereof). After the Effective Time, CME will make available to the exchange agent cash in U.S. dollars sufficient to pay any dividends and other distributions payable on shares of CME Class A Common Stock.

        Within five business days after the Effective Time, CME will send, or will cause the exchange agent to send to each holder of record of shares of GFI Common Stock a letter of transmittal in such form as GFI and CME may reasonably agree, including instructions for use in effecting the surrender of share certificates in exchange for the Merger Consideration.

        Upon surrender to the exchange agent of a certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as the exchange agent may reasonably require, the holder of such certificate will receive (i) a number of shares of CME Class A Common Stock (which will be in non-certificated book-entry form unless a physical certificate has been requested) representing the whole number of shares of CME Class A Common Stock such holder has the right to receive and/or (ii) a check in the amount that such holder has the right to receive, including cash payable in the Merger Consideration, cash payable in lieu of fractional shares and dividends and other distributions. No interest will be payable or accrued on the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions.

        If any shares (or evidence of shares in book-entry form) of GFI Common Stock are issued to a name not matching that of its certificate, the holder requesting such exchange must pay any required transfer or other similar taxes required by reason of making such payment, or must establish to the exchange agent that such taxes have been paid or are not applicable.

        In order for a holder to register any portion of the Merger Consideration in the name of a person other than the person in whose name the surrendered certificate is registered, such holder must present to the exchange agent a certificate properly endorsed or otherwise in the proper form for transfer. Such holder must also pay to the exchange agent any required transfer or other similar taxes required as a result of such registration, or must establish to the exchange agent that such taxes have been paid or are not applicable.

Distributions with Respect to Unexchanged Shares

        All shares of CME Class A Common Stock issued pursuant to the GFI Merger will be deemed issued and outstanding as of the Effective Time. Dividends or other distributions to the holders of CME Class A Common Stock with a record date after the Effective Time will be payable to all shares issuable in the GFI Merger. Until holders of certificates previously representing shares of GFI Common Stock have surrendered their share certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the shares of CME Class A Common Stock into which those shares have been converted with a record date after the Effective Time. Subject to the effect of escheat, tax or other applicable law, when holders surrender their share certificates, they will receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore payable with respect to such whole shares of CME Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole shares of CME Class A Common Stock with a record date after the Effective Time with a payment date subsequent to such surrender.

No Transfers Following the Effective Time

        After the Effective Time, the stock transfer books of GFI will be closed and there will be no further registration of transfers of the shares of GFI Common Stock that were outstanding immediately prior to the Effective Time. After the Effective Time, the holders of certificates representing shares of GFI Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of GFI Common Stock except as otherwise provided in the GFI Merger Agreement or applicable law.

Fractional Shares

        No fractional shares of CME Class A Common Stock will be issued upon the surrender for exchange of certificates (or effective affidavits of loss in lieu thereof) to the exchange agent and no dividends or other distributions of CME shall relate to such fractional share interests. Any holder of shares of GFI Common Stock who would have been entitled to receive a fractional share of CME Class A Common Stock but for this provision will instead be entitled to receive a cash payment in lieu thereof. The value of such cash payment will be calculated by the exchange agent and will represent such holder's interest in a fraction of a share of CME Class A Common Stock based on the Exchange Ratio. Such fractional share interests will not entitle the owner thereof to vote or to any rights of a CME Stockholder.

Termination of Exchange Fund

        Any certificates representing shares of CME Class A Common Stock and any funds that had been made available to the exchange agent for the payment of the Merger Consideration (including dividends and other distributions paid by CME after the Effective Time) and have not been disbursed to holders of certificates for one year after the Effective Time will be returned to CME. Thereafter, GFI Stockholders will be entitled to look only to CME with respect to the payment of the Merger Consideration (or dividends or distributions with respect thereto, as contemplated by the GFI Merger Agreement), without any interest thereon. None of GFI, CME, Merger Sub 1 or Merger Sub 2 will be liable to any former holder of shares of GFI Common Stock for the Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions delivered to any governmental entity pursuant to applicable abandoned property laws. Any Merger Consideration, cash in lieu of fractional shares or unpaid dividends and distributions remaining unclaimed by holders of shares of GFI Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of CME free and clear of any claims or interest of any person.

Lost, Stolen or Destroyed Share Certificates

        If any share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such share certificate to be lost, stolen or destroyed and, if reasonably required by CME, the posting by such person of a bond (in such reasonable amount) as indemnity against it with respect to such share certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed share certificate the Merger Consideration to be paid in respect of the shares of GFI Common Stock represented by such share certificate.

Withholding Rights

        CME and Merger Sub 2 as the surviving company will each be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, any applicable taxes from the consideration otherwise payable to any person pursuant to the GFI Merger Agreement and pay over such withheld amount to the appropriate governmental entity. Any amount so withheld will be treated for all purposes of the GFI Merger Agreement as having been paid to the holder of the shares of GFI Common Stock in respect of which the deduction and withholding was made.

No Appraisal Rights

        No right to fair value or appraisal, dissenters' or similar rights will be available to holders of GFI Common Stock with respect to the GFI Merger.

Adjustments to Prevent Dilution; Maximum Number of Shares Issued

        In the event that, prior to the Effective Time, there is any change in the outstanding shares of CME Class A Common Stock as a result of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon, the Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide the holders of GFI Common Stock the same economic effect as contemplated by the GFI Merger Agreement prior to such event.

        Notwithstanding anything in the GFI Merger Agreement to the contrary, in no event will the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement exceed the Issuance Cap, in which case the GFI Merger Agreement may be terminated by GFI. Assuming the entire aggregate Merger Consideration is paid in shares of CME Class A Common Stock, the per share price of CME Class A Common Stock would have to fall below $10.03 for the Issuance Cap to impact the number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement. The closing price per share of CME Class A Common Stock on December 22, 2014 was $92.90.

Representations and Warranties

        The GFI Merger Agreement contains customary representations and warranties by GFI, CME, Merger Sub 1 and Merger Sub 2 that are subject, in some cases, to specified exceptions and qualifications contained in the GFI Merger Agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC from January 1, 2014 and prior to three business days prior to the date of the GFI Merger Agreement, or in the disclosure letters delivered by GFI and

CME to each other in connection with the GFI Merger Agreement, excluding any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  organization, good standing and qualification to do business;

  •
  capital structure;

  •
  corporate authority and approval relating to the execution, delivery and performance of the GFI Merger Agreement;

  •
  governmental filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, or authorizations necessary to complete the GFI Merger;

  •
  the absence of breach or violation of, or a default under governing documents;

  •
  filings with the SEC;

  •
  compliance with listing and corporate governance rules and regulations;

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  compliance with disclosure controls and procedures required under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended;

  •
  absence of any "significant deficiencies" or "material weaknesses" in the design or operation of internal controls over financial reporting, or any fraud, by the audit committee of the GFI Board;

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  the accuracy of consolidated balance sheets;

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  the absence of a Material Adverse Effect, the conduct by GFI and CME of their respective businesses in the ordinary course consistent with past practice and the absence of certain other changes or events since January 1, 2014;

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  the absence of civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings, pending or, to the knowledge of CME or GFI, threatened against CME, GFI or any of their respective subsidiaries;

  •
  the absence of certain undisclosed liabilities;

  •
  good and valid title to, or leasehold interests in, all material assets, properties and rights on the part of GFI and its subsidiaries, which assets, properties and rights are sufficient to conduct and operate Trayport and FENICS;

  •
  compliance with applicable laws; and

  •
  broker's and finder's fees.

        The GFI Merger Agreement also contains additional representations and warranties by GFI relating to the following:

  •
  GFI's ownership interest in each of its subsidiaries, the ownership interests of any other person in each of the subsidiaries of GFI and GFI's and its subsidiaries' ownership interests in any other person;

  •
  the absence of outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with GFI Stockholders or any subsidiary of GFI on any matter;

  •
  the absence of a breach or violation of, a default or termination or modification (or right of termination or modification) under any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, binding upon GFI or any of its subsidiaries, or under any law to which GFI or any of its subsidiaries is subject;

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  the receipt by the Special Committee of the opinion from Greenhill as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of shares of GFI Common Stock (other than the JPI Holders) in the GFI Merger to such holders as of July 29, 2014;

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  resolutions of the GFI Board determining that the terms of the GFI Merger Agreement and the GFI Merger are advisable, fair to and in the best interest of GFI and its stockholders, approving the GFI Merger Agreement and the GFI Merger, recommending that GFI Stockholders adopt the GFI Merger Agreement and approve the GFI Merger and directing that the adoption of the GFI Merger Agreement and the approval of the GFI Merger be submitted for consideration of GFI Stockholders;

  •
  the absence of preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate GFI or any of its subsidiaries to issue or sell any shares of capital stock or other equity securities of GFI or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire from GFI or any of its subsidiaries, any equity securities of GFI or any of its subsidiaries, and no securities or obligations of GFI or any of its respective subsidiaries evidencing such rights are authorized, issued or outstanding;

  •
  intellectual property matters;

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  real property matters;

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  the absence of any judgment, order, writ, injunction, decree, award, stipulation or settlement to which GFI or any of its subsidiaries is a party;

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  employee benefits;

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  labor matters;

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  relationships with largest customers;

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  material contracts;

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  environmental matters;

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  tax matters;

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  takeover statutes; and

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  insurance policies.

        The GFI Merger Agreement also contains additional representations and warranties by CME, Merger Sub 1 and Merger Sub 2 relating to the following:

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  the operations of Merger Sub 1 and Merger Sub 2, including that they will not have engaged in other business activities or incurred any liabilities or obligations other than as contemplated in the GFI Merger Agreement; and

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  absence of any agreements, commitments or understandings among CME, Merger Sub 1, Merger Sub 2 and their respective affiliates on the one hand, and any affiliates of GFI or JPI on the other hand, other than as set forth in the GFI Merger Agreement.

        Some of the representations and warranties contained in the GFI Merger Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either GFI or CME).

        For purposes of the GFI Merger Agreement, a "Material Adverse Effect" with respect to GFI, CME, Merger Sub 1 or Merger Sub 2, as applicable, means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent, materially impair or delay the ability of GFI, CME, Merger Sub 1 or Merger Sub 2 to consummate the transactions contemplated by the GFI Merger Agreement or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of GFI, CME or their respective subsidiaries or business, taken as a whole, except to the extent such event, occurrence, fact, condition, change, development or effect results from:

  •
  general economic or regulatory conditions or changes therein;

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  financial or security market fluctuations or conditions;

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  changes in or events affecting the industries or markets in which such entity and its subsidiaries operate;

  •
  any effect arising out of a change in U.S. generally accepted accounting principles, which is referred to as GAAP in this proxy statement/prospectus, or law;

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  the announcement or pendency of the GFI Merger or the identity of either CME or GFI, subject to certain exceptions, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

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  changes in the market price or trading volume of GFI Common Stock or CME Class A Common Stock;

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  any failure by GFI or CME to meet any estimates or outlook of revenues or earnings or other financial projections;

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  natural disasters; or

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date hereof;

except, in certain of the circumstances mentioned above, to the extent that GFI and its subsidiaries, taken as a whole, or CME and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which such entity and its subsidiaries operate.

Conduct of Businesses of GFI and its Subsidiaries Prior to Completion of the GFI Merger

        Pursuant to the terms of the GFI Merger Agreement, GFI covenants and agrees that, subject to certain exceptions or unless CME consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), or except as provided for in the GFI Merger Agreement or disclosure letter delivered by GFI in connection with the GFI Merger Agreement, or as may be required by applicable law, between the date of the GFI Merger Agreement and the Effective Time, it will, and will cause each of its subsidiaries to:

  •
  conduct its business in the ordinary course of business consistent with past practice;

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  use commercially reasonable efforts to preserve substantially intact its business organization and goodwill and relationships with all governmental entities, self-regulatory organizations, providers of order flow, customers, suppliers, business associates and others having material business dealings with it; and

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  use commercially reasonable efforts to keep available the services of its current officers and key employees and to maintain its current rights and franchises.

        GFI also has agreed that, subject to certain exceptions, between the date of the GFI Merger Agreement and the Effective Time, it will not, nor permit any of its subsidiaries to, directly or indirectly:

  •
  amend or modify its governing documents, except in connection with the GFI Merger;

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  declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other securities, other than dividends or distributions by any wholly-owned subsidiary of GFI to GFI or a wholly-owned subsidiary of GFI; split, subdivide, consolidate, combine or reclassify any of its capital stock or other securities or issue or allot, or propose or authorize the issuance or allotment of, any other such securities or equity rights in respect of, in lieu of, or in substitution for, any of its capital stock or other securities or repurchase, redeem or otherwise acquire any capital stock or other securities or equity rights of GFI or any subsidiary of GFI;

  •
  issue, allot, sell, grant, pledge or otherwise encumber any securities or equity rights of GFI, other than issuances of GFI Common Stock in connection with RSUs or stock options of GFI Common Stock (if any) issued prior to the date of the GFI Merger Agreement pursuant to stock plans of GFI in accordance with their terms as in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI, which will be accelerated prior to the closing of the GFI Merger);

  •
  merge or consolidate with any person, participate in or undertake a scheme of arrangement under the United Kingdom Companies Act 2006, or acquire the securities or any material amount of assets of any other person;

  •
  other than in the ordinary course of business consistent with past practice, sell, lease, license, subject to a lien (other than a permitted lien under the GFI Merger Agreement), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights owned or held by GFI or any subsidiary of GFI (including securities of a subsidiary of GFI) except (i) pursuant to the terms of an agreement, commitment or other contract listed in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (ii) in an amount not in excess of $1,000,000 in the aggregate;

  •
  (i) make any loans, advances or capital contributions to, or investments in, any other person other than (A) by GFI or any wholly-owned subsidiary of GFI to or in GFI or any wholly-owned subsidiary of GFI, (B) pursuant to any contract or other legal obligation set forth in the disclosure letter delivered by GFI in connection with the GFI Merger Agreement or (C) to employees of GFI or any subsidiary of GFI, other than Continuing Employees, in the ordinary course of business and consistent with past practice, (ii) create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, indemnities, loans or advances not in existence as of the date of the GFI Merger Agreement, except (A) certain indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate or (B) guarantees by GFI of indebtedness of wholly-owned GFI subsidiaries or guarantees by GFI subsidiaries of indebtedness of GFI or (iii) other than as set forth in GFI's capital budget, or an amount not to exceed $1,000,000 made in the ordinary course consistent with past practice, make or commit to make any capital expenditure with respect to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) materially amend or otherwise materially modify benefits under any employee benefit plan of GFI, which is referred to as a GFI Employee Benefit Plan in this proxy statement/prospectus, (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any GFI Employee Benefit Plan in effect on the date of the GFI Merger Agreement (other than outstanding RSUs held by non-employee directors of GFI, which will be accelerated prior to the closing of the GFI Merger), (iii) fail to make any required contribution to any GFI Employee Benefit Plan, (iv) merge or transfer any GFI Employee Benefit Plan or the assets or liabilities of any such plan, (v) change the sponsor of any GFI Employee Benefit Plan or (vi) terminate or establish any GFI Employee Benefit Plan, except in each case, with respect to agreements for new hires in the ordinary course of business consistent with past practices and the GFI Merger Agreement;

  •
  with respect to any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary whose aggregate annual cash compensation exceeds $200,000, (i) enter into any employment agreement that has a term of more than one year (or materially amend any employment agreement) or (ii) extend the term of any employment agreement by more than one year;

  •
  increase by more than 4% the annual compensation of any director, officer, employee, worker or consultant of Trayport, FENICS or a CME Retained Subsidiary;

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  hire more than seven individuals in any capacity for service in Trayport, FENICS or the CME Retained Subsidiaries, none of which will be entitled to aggregate annual cash compensation in excess of $200,000, other than individuals hired to replace employees of Trayport, FENICS or the CME Retained Subsidiaries who have been terminated or who have otherwise left the employment of Trayport, FENICS or the CME Retained Subsidiaries so long as such individuals are hired on substantially the same terms as the individuals they are replacing;

  •
  enter into or amend or modify any severance, retention or change of control plan, program or arrangement with respect to a Continuing Employee;

  •
  terminate the employment or contractual relationship of any officer, director, consultant or employee of Trayport, FENICS or the CME Retained Subsidiaries, other than terminations of employees or consultants in the ordinary course of business consistent with past practice and existing policies and/or terminations for cause;

  •
  enter into or amend a collective bargaining agreement, other labor agreement or work rules with a labor union, labor organization or works council with respect to employees, workers, consultants, officers or directors of GFI or any subsidiary of GFI;

  •
  (i) settle or compromise any action, suit, claim, litigation, arbitration, investigation or other similar proceeding for an amount in excess of $1,000,000 or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any such proceeding, in each case, related to Trayport, FENICS or any CME Retained Subsidiary;

  •
  (i) make, revoke or amend any material election relating to taxes, (ii) settle or compromise any material action, suit, claim, litigation, arbitration, investigation or other similar proceeding relating to taxes, (iii) make a request for a written ruling of a taxing authority relating to material taxes, other than any request for a determination concerning qualified status of any GFI Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding agreement with a taxing authority relating to material taxes, (v) materially change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ended December 31, 2013 or (vi) take any action outside the ordinary course of business (other than an intercompany loan by GFI Holdings Limited to GFInet Inc. in an amount sufficient to repay GFInet Inc.'s revolving loan) or material action in each case that would materially affect the conclusion of the analysis prepared by Ernst & Young LLP relating to the basis of the purchased interests relating to the IDB Purchase Agreement;

  •
  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken that would prevent the GFI Merger from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

  •
  (i) modify or amend on terms materially adverse to Trayport, FENICS or any CME Retained Subsidiary, or transfer, novate, assign or terminate, any contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary, (ii) enter into any successor agreement to an expiring contract of GFI applicable to Trayport, FENICS or any CME Retained Subsidiary that changes the terms of such contract in a way that is materially adverse to Trayport, FENICS or any CME Retained Subsidiary, (iii) enter into any new agreement that would have been considered a contract applicable to Trayport, FENICS or any CME Retained Subsidiary if it were entered into at or prior to the date hereof or (iv) modify or amend in any respect or transfer, novate, assign or terminate that certain BTS Software as a Service Agreement, dated July 24, 2014, between Trayport Limited and GFI Holdings Limited;

  •
  enter into, renew, extend or amend any agreements or arrangements that limit or restrict any of the CME Retained Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

  •
  change any method of accounting or accounting principles or practices of GFI or any subsidiary of GFI, except for any such change required by GAAP or by a governmental entity;

  •
  terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering GFI or any CME Retained Subsidiary or their respective properties which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice;

  •
  adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization, scheme of arrangement under the United Kingdom Companies Act 2006, or other reorganization of GFI or any of the subsidiaries of GFI;

  •
  transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material intellectual property owned by GFI relating to Trayport, FENICS or any CME Retained Subsidiary or disclose any material trade secrets of Trayport, FENICS or any CME Retained Subsidiary to any person other than CME or its representatives, in each case other than in the ordinary course of business consistent with past practice; or

  •
  agree or commit to do any of the foregoing.

No Solicitation or Negotiation of Takeover Proposals

        The GFI Merger Agreement provides that neither GFI nor any of its subsidiaries nor any of their respective officers, directors, employees or other representatives will, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow GFI or any subsidiary of GFI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding in connection with or relating to any Takeover Proposal (other than confidentiality agreements permitted under the GFI Merger Agreement); or

  •
  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives or other than informing third parties of the existence of the no solicitation provisions of the GFI Merger Agreement, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Under the GFI Merger Agreement, a "Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries, (ii) acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (A) GFI and its subsidiaries, (B) the CME Retained Subsidiaries, (C) Trayport or (D) FENICS, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's securities or (iv) any transaction, or combination of transactions, similar to the foregoing, in each case other than the transactions contemplated by the GFI Merger Agreement.

Existing Discussions or Negotiations

        In the GFI Merger Agreement, GFI agreed to, and to cause its subsidiaries and their respective representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their representatives conducted prior to the date of the GFI Merger Agreement with respect to any Takeover Proposal and will request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Fiduciary Exception

        At any time prior to the approval of the GFI Merger Agreement by GFI Stockholders, if the GFI Board (upon recommendation of the Special Committee) has determined in good faith after consultation with outside legal counsel and its independent financial advisor that an unsolicited bona fide written Takeover Proposal received after the date of the GFI Merger Agreement either constitutes a Superior Proposal or could be reasonably likely to result in a Superior Proposal, then GFI may:

  •
  furnish information with respect to GFI or any of its subsidiaries to the person making such Takeover Proposal or its representatives pursuant to and in accordance with a confidentiality agreement containing provisions no less favorable in the aggregate to GFI than those contained in the confidentiality agreement between GFI and CME agreed to in connection with the GFI Merger Agreement, provided that such confidentiality agreement is provided to CME promptly after its execution and does not contain any provisions that would prevent GFI from complying with its obligation to provide disclosure to CME required pursuant to the GFI Merger Agreement and need not contain a standstill or similar provision that prohibits such person from making a Takeover Proposal, and provided further that a copy of all information provided to such person has been previously, or is substantially currently, provided to CME or its representatives; and

  •
  GFI may participate in any discussions or negotiations with any such person or its representatives regarding such Takeover Proposal.

        Under the GFI Merger Agreement, a "Superior Proposal" means any bona fide unsolicited written Takeover Proposal made by any party (other than CME or any subsidiary of CME) that did not result from a breach of GFI's non-solicitation obligations under the GFI Merger Agreement, and that, if consummated, would result in such third party (or in the case of a direct merger between such third party and GFI, the stockholders of such third party) acquiring, directly or indirectly, 80% of the voting power of GFI's equity securities or all or substantially all the assets of GFI and its subsidiaries, taken as a whole, and that the GFI Board (upon the recommendation of the Special Committee) determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) to be, if consummated, more favorable to holders of GFI Common Stock than the GFI Merger (taking into account any changes to the terms of the GFI Merger Agreement as CME may propose in response to the proposed superior proposal) from a financial point of view, taking into account those factors as the GFI Board (upon the recommendation of the Special Committee) deems to be appropriate, including the likelihood of consummation.

Notice

        GFI will promptly (and, in any event, within 24 hours) notify CME if any bona fide inquiries, proposals or offers with respect to a Takeover Proposal are received by, any non-public information is requested in connection with any Takeover Proposal from, or any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its subsidiaries or any of their respective representatives. In any such notice, GFI should indicate the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and should inform CME daily of the status and terms of any such proposals or offers and the status of any such discussions or negotiations, including the stated positions of the parties to such negotiations, and should provide CME with copies of all drafts and final versions, including any comments thereon, of any agreements exchanged in relation to such Takeover Proposal.

No Change in Recommendation

        Subject to certain exceptions described below, the GFI Board and each committee of the GFI Board (including the Special Committee) may not effect a Change in Recommendation, which consists of any of the following actions:

  •
  withdraw, modify or qualify in a manner adverse to CME, or propose publicly to withdraw, modify or qualify in a manner adverse to CME, its recommendation to GFI Stockholders that they vote in favor of the adoption of the GFI Merger Agreement;

  •
  take any public action or make any public statement in connection with the Special Meeting inconsistent with its recommendation to approve the GFI Merger; or

  •
  approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal (it being understood that the GFI Board may issue a "stop, look and listen" communication to the holders of GFI Common Stock pursuant to Rule 14d-9(f) of the Exchange Act).

 Fiduciary Exception and Negotiation with CME

        However, at any time before the adoption of the GFI Merger Agreement, the GFI Board may, in response to a Superior Proposal or an Intervening Event, effect a Change in Recommendation under the following circumstances:

  •
  the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law;

  •
  the GFI Board, upon the recommendation of the Special Committee, first provides prior written notice to CME that it is prepared to effect such a Change in Recommendation, including the most current version of any written agreement relating to any Superior Proposal or, in the case of an Intervening Event, attaching information specifying such Intervening Event in reasonable detail and any other information related thereto that CME reasonably requests (it being understood that the delivery of such notice will not, in and of itself, constitute a Change in Recommendation); and

  •
  CME does not make, within four business days of receipt of such notice, a proposal that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, would cause the proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, or which obviates the need for a Change in Recommendation as a result of the Intervening Event, as the case may be.

        During the four business day period prior to its effecting a Change in Recommendation, upon CME's request, GFI and its representatives will negotiate in good faith with CME and its representatives (so long as CME and its representatives are negotiating in good faith) regarding any revisions to the terms of the transactions contemplated by the GFI Merger Agreement proposed by CME intended to cause a Takeover Proposal not to constitute a Superior Proposal or to obviate the need for a Change in Recommendation as a result of an Intervening Event. Any material amendment to the terms of a Superior Proposal or material change to the facts and circumstances that are the basis of an Intervening Event occurring or arising prior to the making of a Change in Recommendation will require GFI to provide CME with a new notice and a new negotiation period of two business days.

        Under the GFI Merger Agreement, an "Intervening Event" means a material development or change in circumstances occurring or arising after the date of the GFI Merger Agreement, which was not known or reasonably foreseeable to the Special Committee as of or prior to the date of the GFI Merger Agreement (which change or development does not relate to a Takeover Proposal), and which becomes known to the Special Committee prior to the approval of the GFI Merger Agreement by GFI Stockholders.

Certain Other Permitted Disclosure

        In addition, GFI or the GFI Board, upon the recommendation of the Special Committee, may take and disclose any position contemplated by Rule 14e-2 promulgated under the Exchange Act, or make any statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act in respect of any Takeover Proposal, or make any disclosure to GFI Stockholders if the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to GFI Stockholders under applicable law.

Stockholders Meeting and GFI Board Recommendation

        Notwithstanding any Change in Recommendation pursuant to the exceptions discussed above, GFI will take all lawful action to call, give notice of, convene and hold a special meeting of GFI

Stockholders to consider and vote upon the adoption of the GFI Merger Agreement not more than 45 days after the registration statement on Form S-4 filed by CME, of which this proxy statement/prospectus forms a part, is declared effective by the SEC. GFI may postpone, recess or adjourn such meeting (i) if it is unable to obtain a quorum of its stockholders at the meeting or (ii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure that the GFI Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with its outside legal counsel, is necessary or advisable by applicable law. The GFI Board is required to recommend in this proxy statement/prospectus and at the Special Meeting that GFI Stockholders adopt the GFI Merger Agreement, and use its reasonable best efforts to obtain and solicit such adoption, subject to the fiduciary exceptions in the GFI Merger Agreement.

Access to Information

        Subject to certain exceptions, and upon reasonable prior notice, GFI will (i) afford CME reasonable access to all of its and its subsidiaries' properties, books, records, contracts, commitments and personnel and (ii) provide a copy of each material report or other document filed by GFI as required by relevant securities laws, any governmental entity or self-regulatory organization and all other information with respect to GFI, in each case as may reasonably be requested.

        In addition, after each month-end or quarter-end between the date of the GFI Merger Agreement and the closing date of the GFI Merger, as applicable, GFI will deliver a copy of its management report, including certain financial information.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any party to the GFI Merger Agreement or on its behalf in connection with the GFI Merger Agreement and the transactions expressly contemplated by the GFI Merger Agreement will be paid by the party incurring such expenses, whether or not the GFI Merger is consummated, except expenses incurred in connection with the filing, printing and mailing of this registration statement, the proxy statement/prospectus and all other filing fees paid to the SEC in connection with the GFI Merger, which will be shared equally by CME and GFI.

Indemnification and Insurance

        From and after the Effective Time, Merger Sub 2 as the surviving company will indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the GFI Merger Agreement and the closing of the GFI Merger, for all acts and omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the GFI Merger Agreement pursuant to GFI's constituent documents and indemnification agreements, if any, in existence on the date of the GFI Merger Agreement with any indemnified persons. CME will cause the constituent documents of Merger Sub 1 as the surviving corporation and Merger Sub 2 as the surviving company to contain provisions with respect to indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the indemnified persons with respect to acts or omissions occurring at or prior to the Effective Time than those in GFI's constituent documents. From and after the Effective Time, CME will guarantee and stand surety for, and shall cause Merger Sub 2 to honor its indemnification and insurance obligations.

        Prior to the closing date of the GFI Merger, GFI will, and if GFI is unable to, CME will, cause Merger Sub 2 as the surviving company as of or following the Effective Time to obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI's existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Employee Benefit Matters

        For one year following the closing date of the GFI Merger, CME will, or will cause one of its affiliates to provide, each Continuing Employee with (i) base salary at least equal to the base salary provided to such employee immediately prior to the closing date of the GFI Merger and (ii) benefits, other than equity compensation benefits, that, taken as a whole, are comparable in the aggregate to the benefits provided to them immediately prior to the closing date of the GFI Merger.

        For purposes of retained or continued benefit plans, eligibility and vesting under any new benefit plans, and for accrual purposes under vacation or severance plans, CME will recognize the service of each Continuing Employee as if that service had been performed for CME or its affiliates.

        With respect to any welfare plan maintained by Merger Sub 2 as the surviving company, Merger Sub 2 and its affiliates will use commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions and provide credit for co-payments and deductibles paid prior to the Effective Time.

        In addition, prior to the Effective Time, GFI and any subsidiaries of GFI, as applicable, will comply with all notice, consultation, collective bargaining or other bargaining obligations to any labor union, labor organization in connection with the transactions contemplated by the GFI Merger Agreement.

Consents and Approvals

        Each of GFI and CME will use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the GFI Merger Agreement, including:

  •
  making any filing required under the HSR Act and any relevant foreign competition laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as practicable after the date of the GFI Merger Agreement;

  •
  complying at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received from the FTC, the Antitrust Division or any other governmental entity (including under any relevant foreign competition laws) in respect of such filings or such transaction; and

  •
  acting in good faith and reasonably cooperating with the other party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other governmental entity under any of the HSR Act, the relevant foreign competition laws, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, each, as amended, and any other applicable laws or orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such filing or any such transaction.

        GFI, CME, Merger Sub 1 and Merger Sub 2 will use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by the GFI Merger Agreement, except to the extent prohibited by applicable law. In addition, GFI and CME will give each other reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such filings or any such transaction.

        None of GFI, CME, Merger Sub 1 or Merger Sub 2 will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings, investigation or other inquiry without giving the other parties prior notice of the meeting or conversation and, unless prohibited by any such governmental entity, the opportunity to attend or participate. GFI, CME, Merger Sub 1 and Merger Sub 2 will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any of them in connection with proceedings under or relating to the HSR Act, any relevant foreign competition laws or other antitrust laws.

        In addition, CME and GFI will use their reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the GFI Merger Agreement under any antitrust laws. If any proceeding is instituted or threatened that challenges any such transaction as inconsistent with or violative of any antitrust law, CME and GFI will cooperate and use their reasonable best efforts vigorously to contest and resist (by negotiation, litigation or otherwise) any such proceeding, and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent order that is in effect and that prohibits, prevents, delays or restricts consummation of such transactions, unless CME reasonably and in good faith determines that litigation is not in its best interests. CME and GFI will use their reasonable best efforts to take any action required to cause the expiration of the notice periods, or to obtain the necessary approvals under, the HSR Act, if applicable, any relevant foreign competition laws or any other antitrust laws with respect to the transactions contemplated by the GFI Merger Agreement as promptly as possible after the execution of the GFI Merger Agreement.

        However, neither CME nor any subsidiary of CME will be required to take any action that would result in any Burdensome Condition.

        Under the GFI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, GFI or any of their respective subsidiaries or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any subsidiary of CME or GFI or (ii) imposing or seeking to impose any limitation on the ability of CME, GFI or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of GFI, the subsidiaries of GFI, CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the GFI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the Effective Time.

Existing GFI Indebtedness

Credit Agreement

        Prior to the closing of the GFI Merger, GFI will deliver to CME a payoff letter in commercially reasonable form under the second amended and restated credit agreement, dated December 20, 2010, by and among GFI and GFI Holdings Limited, as borrowers, the subsidiaries of GFI named therein as guarantors, Bank of America N.A., as administrative agent, Barclays Bank Plc and The Royal Bank of Scotland PLC, as co-syndication agents, the other lenders party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank Plc, as joint lead arrangers and joint book running managers, which is referred to as the Credit Agreement in this proxy statement/prospectus. Such payoff letter will evidence the amount necessary to repay or satisfy and discharge any indebtedness outstanding under the Credit Agreement, the termination of all agreements and obligations in connection therewith, and the release of all liens securing the obligations under such agreement. GFI will pay such payoff amounts at or prior to the closing of the GFI Merger Agreement in order to terminate the Credit Agreement at such closing.

Senior Notes due 2018

        At CME's written request, GFI will use its reasonable best efforts to commence as soon as reasonably practicable after receipt of such request (or at such later time as specified in such request), and conduct and consummate (i) an offer to purchase on the terms and conditions, including pricing conditions, specified by CME all or a portion of the outstanding 8.375% senior notes due 2018, which are referred to as the Senior Notes in this proxy statement/prospectus, issued pursuant to an indenture, dated as of July 19, 2011, between GFI and the Bank of New York Mellon Trust Company, N.A., as trustee, which is referred to as the Indenture in this proxy statement/prospectus, or (ii) a solicitation of consent of the holders of the Senior Notes to amendments to the Indenture as CME may specify, each subject to certain conditions.

        The closing of any such tender offer or consent solicitation will be expressly conditioned on the closing of the GFI Merger and none of the Senior Notes will be required to be accepted for purchase or purchased prior to such closing. GFI will use reasonable best efforts to provide all cooperation reasonably requested by CME in connection with such offer or solicitation except where it would unreasonably disrupt or interfere with the operations or business of GFI or its subsidiaries, or would require GFI or its subsidiaries to pay any fees, expenses or costs except as otherwise promptly reimbursed by CME. GFI will waive any of the conditions to such tender offer or consent solicitation as CME may reasonably request and will not, without CME's prior written consent, waive any of the conditions or make any changes to such offer or solicitation. CME may require that a tender offer is conducted on terms that would satisfy any of GFI's obligations under the Indenture to repurchase the Senior Notes pursuant to a repurchase event under the Indenture. In connection with a consent solicitation, if the required valid consents have been received from holders of the Senior Notes, GFI will use its reasonable best efforts to cause the trustee to execute a supplemental indenture and implement the authorized amendments, so long as any such amendment will not be effective until immediately prior to the Effective Time or be operative with respect to any period before the Effective Time, in each case (and in the case of the preceding sentences in this paragraph) subject to certain conditions and compliance with applicable law and regulations.

        If requested by CME in writing, GFI will take all actions requested by CME reasonably necessary, including the issuance of one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of the Senior Notes pursuant to the Indenture, in order to effect the satisfaction and discharge of the Indenture pursuant to the Senior Notes and/or the covenant defeasance of the Senior Notes, in each case pursuant to the Indenture, which is referred to as a Discharge of the Senior Notes in this proxy statement/prospectus, and will effect such Discharge of the Senior Notes at the Effective Time or as otherwise specified by CME, subject to the following conditions:

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  in no event will GFI be required to consummate such Discharge of the Senior Notes or issue any irrevocable notice of redemption with respect to the Senior Notes prior to the closing of the GFI Merger;

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  to the extent that such Discharge of the Senior Notes can be conditioned on the completion of the GFI Merger, it will be so conditioned;

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  prior to GFI being required to issue any notice of redemption with respect to the Senior Notes, CME will set aside sufficient funds to deliver to GFI to effect such redemption; and

  •
  prior to GFI being required to effect such Discharge of the Senior Notes, CME will deliver to GFI or a paying agent selected or approved by CME and reasonably acceptable to GFI funds sufficient to enable GFI to effect such Discharge of the Senior Notes.

        GFI will provide, and must use reasonable best efforts to cause its representatives to provide, any other cooperation reasonably requested by CME to facilitate such Discharge of the Senior Notes.

        Any documents related to a tender offer or consent solicitation will be subject to prior review of, and comment by, CME and GFI, and must be reasonably acceptable to each of them. GFI will not waive any condition to any such offer or solicitation or any Discharge of the Senior Notes other than as agreed in writing between CME and GFI. GFI will, and will cause its subsidiaries and its and their representatives to, provide all cooperation reasonably requested by CME in connection with any such offer, solicitation or Discharge of the Senior Notes. GFI and its subsidiaries will, and will use reasonable best efforts to cause its counsel to, furnish legal opinions in customary form and scope relating to GFI and its subsidiaries, the Indenture and the Senior Notes and the GFI Merger to the extent required by the Indenture in connection with any such offer, solicitation or Discharge of the Senior Notes, so long as CME provides assistance and information in connection therewith as is reasonably requested by GFI. In connection with any such offer, solicitation or Discharge of the Senior Notes, CME may select one or more dealer managers, information agents, solicitation agents, tabulation agents, depositaries and other agents, in each case reasonably acceptable to GFI, to provide assistance in connection therewith, and GFI will use reasonable best efforts to enter into customary agreements with such parties so selected on terms reasonably satisfactory to CME.

        GFI and CME will keep each other reasonably informed regarding the status, results and timing of any tender offer, consent solicitation and Discharge of the Senior Notes. If, at any time prior to the completion of any tender offer or consent solicitation, GFI or CME discovers any information that should be set forth in an amendment or supplement to the offer and/or consent solicitation documents so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information will use its reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by CME describing such information will be disseminated by GFI to the holders of the Senior Notes. GFI and CME will comply with all applicable laws in connection with any tender offer or consent solicitation.

        Any obligation of GFI to consummate any tender offer, consent solicitation or Discharge of the Senior Notes will be subject to CME delivering to GFI or to the trustee or applicable paying agent, tender or solicitation agent, as the case may be, on or prior to the date of such consummation, sufficient funds to consummate such tender offer, consent solicitation or Discharge of the Senior Notes, as applicable. CME will pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the tender offer or consent solicitation pursuant to the applicable agent agreement. CME will also reimburse GFI and its subsidiaries for all of their documented reasonable out-of-pocket costs and expenses (including documented reasonable fees and disbursements of counsel) in connection with a tender offer, consent solicitation or Discharge of the Senior Notes promptly following the incurrence thereof and GFI's delivery to CME of reasonably satisfactory documentation thereof. CME will indemnify and hold harmless GFI, IDB Buyer and their respective affiliates and representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any tender offer, consent solicitation and/or Discharge of the Senior Notes, and/or the provision of information utilized in connection therewith (other than information provided in writing by GFI specifically for use in connection therewith), in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of GFI's or its representatives' gross negligence, bad faith, willful misconduct or material breach of the GFI Merger Agreement, as applicable, or arise from disclosure provided by GFI or its representatives (including disclosures incorporated by reference in any tender offer or consent solicitation document) that contained a material misstatement or omission.

        GFI must use reasonable best efforts to ensure compliance with and discharge of its obligations under the Indenture, and to take all necessary actions in accordance with the terms of the Indenture, including delivery of any supplemental indentures, legal opinions, officers' certificates or other documents or instruments, in connection with the consummation of the GFI Merger.

        GFI will, and will use its reasonable best efforts to cause its representatives to, reasonably cooperate with CME in maintaining and/or seeking upgrades to the credit ratings assigned to the Senior Notes by each applicable rating agency, except where such cooperation would unreasonably disrupt or interfere with the business or operations of GFI or any of its subsidiaries. CME will reimburse GFI and its representatives for their documented reasonable out-of-pocket costs and expenses in connection with providing such cooperation promptly following the incurrence thereof and the delivery by GFI to CME of reasonably satisfactory documentation thereof.

Other Covenants and Agreements

        GFI and CME have made certain other covenants to and agreements with each other regarding various other matters including:

  •
  issuing press releases and other public announcements; and

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  providing each other notice with respect to certain events.

Conditions to Completion of the GFI Merger

        The respective obligations of each of GFI, CME, Merger Sub 1 and Merger Sub 2 to complete the GFI Merger are subject to the satisfaction or waiver, at or prior to the closing of the GFI Merger, of each of certain conditions, including the following:

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  the affirmative vote of (i) at least 66 2/3% of the shares of GFI Common Stock cast at the Special Meeting voting to adopt the GFI Merger Agreement, provided that such affirmative vote represents at least a majority of the outstanding shares of GFI Common Stock and (ii) the holders of a majority of the outstanding shares of GFI Common Stock that are held by GFI Disinterested Stockholders;

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  the shares of CME Class A Common Stock to be issued in the GFI Merger and such other shares to be reserved for issuance have been approved for listing on NASDAQ;

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  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division or the FTC or under any foreign competition laws seeking to enjoin the GFI Merger or impose a Burdensome Condition unless such action is withdrawn, terminated or finally resolved;

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  all approvals under foreign competition laws, regulatory approvals and notices, each as set forth in the disclosure letter to be delivered by GFI in connection with the GFI Merger Agreement, have been provided and all related acknowledgements have been obtained;

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  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the GFI Merger illegal or otherwise prohibiting consummation of the GFI Merger, or seeking to impose a Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered);

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  the registration statement of which this proxy statement/prospectus forms a part has been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC; and

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  each of the conditions to the closing of the JPI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 1 and Merger Sub 2 to effect the GFI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the GFI Merger of certain conditions, including the following:

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  the representations and warranties of GFI set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

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  GFI's performance in all material respects its obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

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  the delivery to CME of a certificate signed by the chief executive officer or the chief financial officer of GFI certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of GFI have been satisfied;

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  the receipt by CME of a tax opinion from Skadden, dated as of the Effective Time, to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of CME and GFI will be a party to such reorganization;

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  the completion of the GFI Pre-Closing Reorganization; and

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  immediately following the transactions contemplated by the GFI Merger Agreement, the CME Retained Subsidiaries will have working capital and available cash meeting certain minimum requirements, and CME has received a certificate of the chief financial officer of GFI to such effect.

        GFI's obligation to effect the GFI Merger is also subject to the satisfaction or waiver by GFI at or prior to the closing date of the GFI Merger of the following additional conditions:

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  the representations and warranties of CME, Merger Sub 1 and Merger Sub 2 set forth in the GFI Merger Agreement must, both on the date of the GFI Merger Agreement and at the closing date of the GFI Merger, be true and correct except where the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Effect, and provided that certain representations and warranties of GFI must be true and correct in all respects as of the date of the GFI Merger Agreement and at the closing date of the GFI Merger except for de minimis inaccuracies;

  •
  each of CME, Merger Sub 1 and Merger Sub 2 has performed in all material respects its respective obligations under the GFI Merger Agreement at or prior to the closing date of the GFI Merger;

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  GFI has received a certificate signed by the chief executive officer and the chief financial officer of CME certifying that the above conditions with respect to the accuracy of representations and warranties and performance of the obligations of CME, Merger Sub 1 and Merger Sub 2 have been satisfied; and

  •
  the receipt by GFI of a tax opinion from White & Case to the effect that the GFI Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of GFI and CME will be a party to such reorganization.

 Termination of the GFI Merger Agreement

Termination

        The GFI Merger Agreement may be terminated and the GFI Merger may be abandoned at any time prior to the Effective Time:

  •
  by mutual written consent of CME and GFI;

  •
  by either CME or GFI if, provided in each case that the failure of such condition was not caused by or the result of the failure of the party terminating the GFI Merger Agreement to fulfill any obligation under the GFI Merger Agreement:

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  the GFI Merger is not consummated by March 15, 2015;

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  a Restraint Termination Event occurs;

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  the approval of the GFI Merger Proposal has not been obtained at the Special Meeting or any adjournments or postponements thereof; or

  •
  either the JPI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms.

  •
  by CME if:

  •
  GFI has breached or failed to perform any of its representations, warranties or covenants under the GFI Merger Agreement, and such breach or failure to perform is incapable of being cured by GFI prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to GFI by CME of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that CME, Merger Sub 1 or Merger Sub 2 is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied), which is referred to as a GFI Breach Termination Event in this proxy statement/prospectus;

  •
  GFI or any of its subsidiaries or any of their respective representatives have breached in any material respect any of their respective non-solicitation obligations under the GFI Merger Agreement; or

  •
  the GFI Board or the Special Committee effects a Change in Recommendation for the GFI Merger, fails to publicly reaffirm its recommendation for approval of the GFI Merger Agreement following the public disclosure or announcement of a Takeover Proposal and within five business days of a request by CME, or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that GFI Stockholders reject such tender offer or exchange offer within ten business days (provided, however, that CME will not have the right to terminate the GFI Merger Agreement from and after receipt of the approval of the GFI Merger Agreement by GFI Stockholders).

  •
  by GFI if:

  •
  CME, Merger Sub 1 or Merger Sub 2 has breached or failed to perform any of its representations, warranties or covenants in the GFI Merger Agreement, which breach or failure to perform is incapable of being cured by CME, Merger Sub 1 or Merger Sub 2 prior to March 15, 2015, or is not cured by the earlier of (x) 30 days following written notice to CME, Merger Sub 1 or Merger Sub 2 by GFI of such breach or (y) March 15, 2015, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied (provided that GFI is not then in breach of any representation, warranty, covenant or agreement contained in the GFI Merger Agreement that would result in the failure of any condition precedent to the consummation of the GFI Merger Agreement to be satisfied); or

    •
    the aggregate number of shares of CME Class A Common Stock issuable in the transactions contemplated by the GFI Merger Agreement and the JPI Merger Agreement would exceed the Issuance Cap.

Termination Fee

        GFI will pay CME a termination fee of $23,426,111 (net of any expense reimbursement paid by GFI to CME up to $6,693,175 as described below) if:

  •
  either CME or GFI terminates the GFI Merger Agreement after the failure to approve the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof;

  •
  CME terminates the GFI Merger Agreement pursuant to a GFI Breach Termination Event;

  •
  CME terminates the GFI Merger Agreement pursuant to a breach by GFI of its non-solicitation obligations under the GFI Merger Agreement; or

  •
  CME terminates the GFI Merger Agreement upon the failure of the GFI Board to recommend approval of the GFI Merger Agreement or a Change in Recommendation as described above and in the GFI Merger Agreement, and, in each case as set forth above, within 12 months of such termination GFI consummates, or enters into a definitive agreement to consummate, a transaction contemplated by any Takeover Proposal, regardless of when made or thereafter consummated.

        If either CME or GFI terminates the GFI Merger Agreement after the failure to obtain the approval of the GFI Merger Proposal at the Special Meeting or any adjournments or postponements thereof, then GFI must reimburse CME for all of its reasonable and documented expenses up to a maximum amount of $6,693,175.

        If either CME or GFI terminates the GFI Merger Agreement upon (i) the failure to consummate the GFI Merger by March 15, 2015, (ii) a Restraint Termination Event or (iii) the termination of either the JPI Merger Agreement or the IDB Purchase Agreement in accordance with its terms, in each case, in connection with any failure to obtain any required regulatory approval, then GFI must reimburse CME for all of its reasonable expenses up to a maximum amount of $10,000,000.

Amendment

        The GFI Merger Agreement may be amended by the parties by action taken or authorized by their respective boards of directors (and, in the case of GFI, upon the recommendation of the Special Committee) at any time before or after approval of the matters presented in connection with the GFI Merger Agreement by GFI Stockholders, but, after such approval, no amendment may be made that requires further approval by such stockholders pursuant to applicable law or the rules of any relevant stock exchange absent such further approval.

Remedies

        The parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the GFI Merger Agreement and to enforce specifically the terms and provisions of the GFI Merger Agreement (and each party waived any requirement for the security or posting of any bond in connection with such remedy). This right is in addition to any other remedy to which such party is entitled at law or in equity, including monetary damages. The parties further agreed not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

 Annex B

THE GFI SUPPORT AGREEMENT

        This section describes the material provisions of the GFI Support Agreement entered into by and among CME and the GFI Supporting Stockholders, which was filed with the SEC on Form 8-K on July 30, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the GFI Support Agreement, a copy of which is attached as Annex E and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the GFI Support Agreement that is important to GFI Stockholders.

 Voting Arrangements and Related Provisions

        Concurrently with the execution of the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement, CME entered into the GFI Support Agreement with JPI, New JPI and Messrs. Gooch, Heffron and Brown, who are referred to as the GFI Supporting Stockholders in this proxy statement/prospectus. As of the date of the GFI Support Agreement, the GFI Supporting Stockholders beneficially owned 48,209,304 shares of GFI Common Stock, representing approximately 37.8% of the outstanding shares of GFI Common Stock as of December 2, 2014.

        Each GFI Supporting Stockholder agreed to appear (or otherwise cause their shares to be counted as present for the purposes of calculating a quorum) and to vote, in person or by proxy, or if applicable deliver a written consent covering, all of the shares of GFI Common Stock held by such stockholder at the Special Meeting or any meeting of GFI Stockholders in connection with the GFI Merger or any other matter:

  •
  in favor of the GFI Merger, the GFI Merger Agreement and the related transactions, as well as any other action requested by CME in furtherance thereof;

  •
  in favor of any proposal to adjourn a meeting of GFI Stockholders to solicit additional proxies in favor of the approval or adoption of the GFI Merger, the GFI Merger Agreement and the related transactions;

  •
  against any Takeover Proposal; and

  •
  against any other action, agreement or transaction that could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the transactions or the performance by GFI, JPI, New JPI or the other stockholders of their respective obligations related to the GFI Merger.

        Each of the GFI Supporting Stockholders also irrevocably appointed CME as its proxy and attorney-in-fact to vote the shares held by such stockholder as provided above.

Restrictions on Transfer

        Each GFI Supporting Stockholder agreed not to transfer any of the shares of GFI Common Stock held by such stockholder, or any beneficial ownership therein, until the Effective Time, the termination of the GFI Support Agreement or after termination of the GFI Merger Agreement. Any transfer in violation of such agreement will be void.

No Solicitation

        Each GFI Supporting Stockholder agreed not to:

  •
  solicit or knowingly facilitate or encourage any inquiry or the making of any Takeover Proposal;

B-1

  •
  adopt, or publicly propose to adopt, or allow JPI or new JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding contemplating or otherwise in connection with or relating to any Takeover Proposal; or

  •
  other than with CME, Merger Sub 1, Merger Sub 2 or their respective representatives, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

        Each GFI Supporting Stockholder also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons with respect to any Takeover Proposal.

Additional Merger Consideration

        In the event the GFI Merger Agreement or the JPI Merger Agreement is amended to increase the Merger Consideration, Messrs. Gooch, Heffron and Brown will not be entitled to receive, directly or indirectly, and will forfeit and pay to CME if necessary, such increased Merger Consideration. CME waived the requirements of this provision in connection with the December 2, 2014 amendment of the GFI Merger Agreement.

Representations and Warranties

        Each of the GFI Supporting Stockholders has made customary representations and warranties, including with respect to (i) authority to enter into and carry out the obligations of such stockholder under, and enforceability of, the GFI Support Agreement and (ii) the absence of any conflicts or required consents that would interfere with such party's ability to perform the obligations of such stockholder under the GFI Support Agreement.

Termination

        The GFI Support Agreement will terminate upon the earliest of (i) the effective date of the GFI Merger, (ii) termination by mutual written consent of the parties, (iii) a Qualifying Termination of the GFI Merger Agreement or (iv) the expiration of the Tail Period.

        Under the GFI Support Agreement, a "Qualifying Termination" of the GFI Merger Agreement means termination of the GFI Merger Agreement (a) by GFI due to a breach by CME, Merger Sub 1 or Merger Sub 2 of any of its representations, warranties or covenants thereto or (b) by GFI or CME due to (i) failure to consummate the GFI Merger by March 15, 2015 or (ii) prohibition of the GFI Merger by any restraints, including law, order, injunction or ruling, in the case of each of (i) and (ii), solely due to CME's failure to obtain antitrust approval.

Tail Period

        In the event that during the Tail Period, the financial condition of GFI results, or is reasonably likely to result, in a default under either or both of the indenture or the Credit Agreement, the obligations of the GFI Supporting Stockholders under the GFI Support Agreement will terminate, solely to the extent necessary to allow such stockholders to approve the sale of the equity of GFI or all or substantially all of the assets of GFI to a third party.

B-2

 Annex C

JPI MERGER AGREEMENT

        This section describes the material terms of the JPI Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the JPI Merger Agreement, a copy of which is attached as Annex B and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the JPI Merger Agreement that is important to you. You are encouraged to read the JPI Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the JPI Merger Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page 185 of this proxy statement/prospectus.

 JPI Merger

        Concurrently with the execution of the GFI Merger Agreement, CME, Merger Sub 3, Merger Sub 4, JPI, New JPI, and Messrs. Gooch, Heffron and Brown entered into the JPI Merger Agreement providing, immediately prior to the closing of the GFI Merger, following a reorganization of JPI pursuant to which New JPI will become the record and beneficial owner of all of the shares of GFI Common Stock beneficially owned by JPI, for the merger of Merger Sub 3 with and into New JPI with New JPI continuing as the surviving corporation and which is referred to as the JPI Merger in this proxy statement/prospectus, which will be followed immediately thereafter by a merger of New JPI as the surviving corporation with and into Merger Sub 4, with Merger Sub 4 continuing as the surviving company and a wholly-owned subsidiary of CME and which is referred to as the JPI Subsequent Merger in this proxy statement/prospectus. The purpose of the JPI Merger Agreement is to provide New JPI's stockholders the same tax-free consideration they would receive in the GFI Merger if they held the GFI Common Stock owned by New JPI directly as GFI Stockholders, subject to any portion of the JPI merger consideration that becomes payable in cash as described above.

        At the effective time of the JPI Merger, by virtue of the JPI Merger and without any action on the part of holders of any shares of the capital stock of New JPI, each issued and outstanding share of New JPI Common Stock, other than shares of New JPI Common Stock owned by New JPI or a New JPI stockholder who has not consented to the JPI Merger and who has demanded appraisal rights pursuant to Section 262 of the DGCL, will be converted into and will thereafter represent the right to receive a fraction of a share of CME Class A Common Stock, the numerator of which equals the aggregate number of shares of CME Class A Common Stock that would be payable with respect to the 46,464,240 shares of GFI Common Stock beneficially owned by New JPI as if such shares were converted into the Merger Consideration provided for in the GFI Merger Agreement as stock election shares and the denominator of which equals the maximum number of shares of New JPI Common Stock that could be issued and outstanding immediately prior to the effective time of the JPI Merger following the consummation of the reorganization of JPI, provided that, to the extent all of the available cash consideration in the GFI Merger has not been allocated, up to 13% of the total JPI merger consideration shall be paid in cash. At the effective time of the JPI Merger, all the shares of New JPI Common Stock will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the shares of New JPI Common Stock and each uncertificated share registered to a stockholder of New JPI on its stock transfer books will be converted thereafter into the right to receive the JPI merger consideration described above, the right, if any, to receive cash in lieu of fractional shares into which such shares would otherwise have been converted, and the right to receive any dividend issued or payable after the effective time of the JPI Merger, and each certificate formerly representing shares of New JPI Common Stock owned by New JPI stockholders will thereafter represent only the right to receive the payment described above. At the effective time of the

JPI Merger, any shares of New JPI Common Stock owned by New JPI or any of its subsidiaries as treasury shares or otherwise will be cancelled and retired, and no consideration will be delivered in exchange therefor.

        At the effective time of the JPI Subsequent Merger, all limited liability company interests of Merger Sub 4 issued and outstanding immediately prior to the effective time of the JPI Subsequent Merger will cease to be outstanding, will be cancelled and will cease to exist. At the effective time of the Subsequent JPI Merger, each share of New JPI Common Stock issued and outstanding immediately prior to the effective time of the Subsequent JPI Merger will be converted into one limited liability company interest of Merger Sub 4 and will constitute the only limited liability company interests of the surviving company.

Stockholder Consent Agreement

        JPI and New JPI will mail to the other holders of common stock of JPI, which is referred to as JPI Common Stock in this proxy statement/prospectus, and New JPI Common Stock (other than Messrs. Gooch, Heffron and Brown) and use their respective commercially reasonable efforts to collect from each such holder (i) the information statement to be provided in connection with the issuance of shares of CME Class A Common Stock in the JPI Merger and (ii) the stockholder notice, waiver, agreement and representation form, which is referred to as a Stockholder Consent Agreement in this proxy statement/prospectus. Promptly upon receipt of such Stockholder Consent Agreements, JPI or New JPI will deliver copies of them to CME.

Conditions to Completion of the JPI Merger

        The consummation of the JPI Merger is a condition to the consummation of the GFI Merger. Each party's obligation to consummate the JPI Merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

  •
  JPI and New JPI shall have obtained an irrevocable action by written consent of Messrs. Gooch, Heffron and Brown to adopt the JPI Merger Agreement and approve the JPI Merger;

  •
  the shares of CME Class A Common Stock to be issued in the JPI Merger and such other shares to be reserved for issuance in connection with the JPI Merger have been approved for listing on NASDAQ;

  •
  any applicable waiting period under the HSR Act has expired or been terminated, and no action has been instituted by the Antitrust Division and the FTC or under any foreign competition laws seeking to enjoin the JPI Merger or impose a Burdensome Condition;

  •
  all approvals under foreign competition laws, regulatory approvals and notices have been provided and all related acknowledgements have been obtained;

  •
  no laws have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order has been issued and remains in effect, by a governmental entity or self-regulatory organization that would have the effect of making the JPI Merger illegal or otherwise prohibiting consummation of the JPI Merger, or seeking to impose a Burdensome Condition, unless such restraint is vacated, terminated or withdrawn (provided that the party asserting this condition will use its reasonable best efforts to prevent the entry of such restraint and to appeal as promptly as possible any judgment that may be entered); and

  •
  each of the conditions to the closing of the GFI Merger and the IDB Transaction have been satisfied or waived.

        The obligations of CME, Merger Sub 3 and Merger Sub 4 to effect the JPI Merger also are subject to the satisfaction or waiver by CME at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of JPI, New JPI and Messrs. Gooch, Heffron and Brown in the manner described in the JPI Merger Agreement;

  •
  each of JPI, New JPI and Messrs. Gooch, Heffron and Brown shall have performed or complied in all material respects its obligations under the JPI Merger Agreement on or prior to the closing date of the GFI Merger;

  •
  the delivery to CME of a certificate signed by each of Messrs. Gooch, Heffron and Brown and the chief executive officer or chief financial officer of each of JPI and New JPI certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by CME of a tax opinion from Skadden, in form and substance reasonably satisfactory to CME, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of CME and New JPI will be a party to such reorganization;

  •
  the reorganization contemplated by the JPI Merger Agreement is completed; and

  •
  the time period for exercising appraisal rights or dissenters' rights in connection with the reorganization contemplated by the JPI Merger Agreement and the JPI Merger Agreement shall have each expired and holders of not more than five percent (5%) of the issued and outstanding shares of New JPI Common Stock and holders of not more than five percent (5%) of the issued and outstanding shares of JPI Common Stock shall have demanded (and not withdrawn) appraisal of their shares.

        The obligation of New JPI to effect the JPI Merger also is subject to the satisfaction or waiver by New JPI at or prior to the closing date of the JPI Merger of certain conditions, including the following:

  •
  the accuracy of the representations and warranties of CME, Merger Sub 3 and Merger Sub 4 in the manner described in the JPI Merger Agreement;

  •
  the satisfaction of the performance obligations of each of CME, Merger Sub 3 and Merger Sub 4 under the JPI Merger Agreement on or prior to the closing date of the JPI Merger;

  •
  the delivery to CME of a certificate signed by the chief executive officer or chief financial officer of CME certifying the accuracy of applicable representations and warranties and the satisfaction of the applicable performance obligations;

  •
  the receipt by New JPI of a tax opinion from Willkie Farr, in form and substance reasonably satisfactory to New JPI, to the effect that the JPI Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of New JPI and CME will be a party to such reorganization; and

  •
  the receipt by New JPI of a statement from CME meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and Treasury Regulations Section 1.897-2(h), in form and substance reasonably satisfactory to New JPI.

        Under the JPI Merger Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of CME, the subsidiaries of CME or New JPI (including the shares of GFI Common Stock) or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any CME subsidiary, New JPI or the shares of GFI Common Stock or (ii) imposing or seeking to impose any limitation on the ability of CME, the subsidiaries of CME or New JPI to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of New JPI (including the shares of GFI Common Stock), CME or the subsidiaries of CME, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of CME and the subsidiaries of CME from or relating to the transactions proposed by the JPI Merger Agreement, or (y) with respect to regulatory approvals, any de minimis administrative or ministerial obligations of CME or any subsidiary of CME, other than, with respect to the IDB Business or IDB Subsidiaries, any such obligation that would exist following the effective time of the JPI Merger.

Termination

        The JPI Merger Agreement contains customary termination rights for each of CME and New JPI, including if the JPI Merger is not completed on or before March 15, 2015 or if either the GFI Merger Agreement or the IDB Purchase Agreement is terminated in accordance with its terms. There is no termination fee or expense reimbursement payable by any party or GFI in connection with the termination of the JPI Merger Agreement.

Representations and Warranties; Covenants

        The JPI Merger Agreement contains detailed representations and warranties of CME, Merger Sub 3, Merger Sub 4, JPI, New JPI and Messrs. Gooch, Heffron and Brown. The parties have agreed to various covenants and agreements, including, among others, an agreement to use their respective reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the JPI Merger Agreement under any antitrust laws, an agreement by JPI and New JPI to conduct their respective businesses in the ordinary course during the period prior to the closing of the JPI Merger and not to take certain actions during this period, an agreement by Messrs. Gooch, Heffron and Brown not to sell, transfer, assign, encumber or otherwise dispose of shares of JPI Common Stock and New JPI Common Stock, an agreement by JPI, New JPI and Messrs. Gooch, Heffron and Brown to use their commercially reasonable efforts to collect from the other holders of JPI Common Stock and New JPI Common Stock a Stockholder Consent Agreement and to take all steps necessary to complete the reorganization contemplated by the JPI Merger Agreement prior to the closing, and an agreement by CME to register the shares of CME Class A Common Stock issued in the JPI Merger under the Securities Act as soon as reasonably practicable after the JPI Merger.

Other Terms

        In addition to the foregoing terms, the JPI Merger Agreement contains substantially similar provisions, as applicable with respect to JPI and New JPI, to the GFI Merger Agreement. These include provisions described above in the sections entitled "The GFI Merger Agreement—No Solicitation or Negotiation of Takeover Proposals," "—Access to Information," "—Expenses," "—Consents and Approvals," "—Other Covenants and Agreements," "—Amendment and Modification and "—Remedies" of this proxy statement/prospectus.

 Annex D

IDB PURCHASE AGREEMENT

        This section describes the material terms of the IDB Purchase Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the IDB Purchase Agreement, a copy of which is attached as Annex C and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the IDB Purchase Agreement that is important to you. You are encouraged to read the IDB Purchase Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about GFI, CME or any of the parties to the IDB Purchase Agreement. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings GFI and CME respectively make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page 185 of this proxy statement/prospectus.

Purchase and Sale; Assumption of Assumed Liabilities

Purchase and Sale

        The IDB Purchase Agreement provides for IDB Buyer to purchase from Merger Sub 2, and Merger Sub 2 to sell, transfer and assign to IDB Buyer, all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries.

Assumption of Assumed Liabilities

        At the closing of the IDB Transaction, IDB Buyer will assume and pay, perform, fulfill and discharge, as they become due, any and all liabilities, obligations or commitments relating to the following, which are referred to, collectively, as the Assumed Liabilities in this proxy statement/prospectus:

  •
  RSUs outstanding immediately before the Effective Time and then held by any person other than a Continuing Employee or a non-employee director of GFI;

  •
  any legal proceedings involving third parties initiated or threatened in writing prior to the closing of the IDB Transaction to which GFI, JPI, New JPI or any of their respective affiliates is a party except for any legal proceeding brought by or on behalf of GFI Stockholders directly relating to, arising out of or in connection with the GFI Merger or the related transactions; and

  •
  benefit plans of GFI maintained immediately before the closing of the IDB Transaction, other than those maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees.

        In addition, as a result of the GFI Pre-Closing Reorganization to be completed prior to the JPI Merger, the GFI Merger and the IDB Transaction, all assets and liabilities of the IDB Business that are not owned by the IDB Subsidiaries will be transferred, sold and assigned to the IDB Subsidiaries.

IDB Purchase Price and Payment of the IDB Purchase Price

        In consideration for IDB Buyer's purchase of all of Merger Sub 2's right, title and interest in and to all of the issued and outstanding securities of the IDB Subsidiaries, IDB Buyer will pay Merger Sub 2 the IDB Purchase Price, which consists of cash in an amount equal to $254,000,000. IDB Buyer will deposit cash in immediately available funds sufficient to pay the purchase price at the closing of the IDB Transaction with Wells Fargo, N.A., as the escrow agent, pursuant to an escrow agreement to be entered into prior to the closing of the IDB Transaction. At the closing of the IDB Transaction, the escrow agent will pay to Merger Sub 2, on behalf of IDB Buyer, the IDB Purchase Price in cash by wire transfer of immediately available funds.

 Estimated Available Cash Allocation

        At the closing of the IDB Transaction, the chief financial officer of GFI must deliver to CME an estimated closing certificate setting forth the estimated amount as of the closing date of the IDB Transaction, immediately following the consummation of the GFI Merger and the related transactions and giving effect thereto, of (i) available cash, (ii) working capital and (iii) tangible equity. The amount of available cash set forth in the estimated closing certificate, delivered by GFI to CME pursuant to the GFI Merger Agreement, will be allocated as follows:

  •
  an amount equal to the sum of (i) $40,000,000 (or $35,300,000 if GFI makes its January 2015 principal and interest payment on the Senior Notes prior to the closing of the IDB Transaction) plus (ii) any amount required to be paid by CME or any subsidiary of CME as of or following the Effective Time with respect to directors' and officers' and employed lawyers' liability insurance and fiduciary liability insurance policies, will be transferred to or retained by, as applicable, the CME Retained Subsidiaries;

  •
  an amount equal to the positive difference, if any, of (i) $1,200,000 minus (ii) the amount of working capital of the CME Retained Subsidiaries set forth in the estimated closing certificate will be transferred to or retained by, as applicable, the CME Retained Subsidiaries; and

  •
  to the extent there is remaining available cash after the allocations described in the previous two bullets, all such available cash will be transferred to or retained by, as applicable, the IDB Subsidiaries unless (i) the tangible equity on the balance sheet of the IDB Subsidiaries is equal to or greater than $214,117,655 and (ii) the amount of such remaining available cash exceeds $190,986,509, in which case, the lesser amount of such (x) remaining available cash in excess of $190,986,509 or (y) tangible equity in excess of $214,117,655 will be transferred to or retained by, as applicable, the CME Retained Subsidiaries.

Representations and Warranties

        The IDB Purchase Agreement contains representations and warranties by IDB Buyer that are subject, in some cases, to specified exceptions and qualifications contained in the IDB Purchase Agreement, in any report, schedule, form, statement, exhibit or other document filed with or furnished to the SEC from January 1, 2014 and prior to July 25, 2014 or in the disclosure schedules delivered by IDB Buyer to Merger Sub 2 in connection with the IDB Purchase Agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any such report, schedule, form, statement, exhibit and document that are cautionary, predictive or forward looking in nature.

        These representations and warranties relate to, among other things:

  •
  due organization, good standing and qualification to conduct business;

  •
  capital structure and subsidiaries;

  •
  the absence of preemptive or other similar rights on the part of any holder of any class of securities of any IDB Subsidiary;

  •
  the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of any securities of any IDB Subsidiary on any matter submitted to such holders of securities;

  •
  corporate authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any change in the rights or obligations under agreements to which IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary is a party;

  •
  governmental clearances, consents, approvals, orders, licenses or authorizations, declarations, registrations, permits, expirations of waiting periods or authorizations necessary to complete the IDB Transaction;

  •
  the assets, properties or rights of the IDB Subsidiaries and the IDB Business;

  •
  the absence of certain undisclosed liabilities;

  •
  the absence of a Material Adverse Effect, and the conduct by the IDB Subsidiaries of their respective businesses in the ordinary course consistent with past practice, since January 1, 2014;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of IDB Buyer, threatened against any IDB Subsidiary;

  •
  the holding, effect, and compliance with, all material permits, licenses, variances, exemptions, certificates, consents, orders, approvals or other authorizations from any governmental entities and self-regulatory organizations which are required for the lawful conduct of their respective businesses or ownership of their respective assets and properties of the IDB Subsidiaries;

  •
  compliance with applicable laws and the applicable rules of self-regulatory organizations;

  •
  intellectual property;

  •
  the Commitment Letter and financing of the IDB Transaction;

  •
  the existence of contracts, agreements, commitments and arrangements between any CME Retained Subsidiary, on the one hand, and IDB Buyer, the IDB Subsidiaries, their respective affiliates or its or their respective affiliates' respective officers, directors, employees, controlling persons, agents or representatives or their respective successors and assigns, on the other hand;

  •
  RSUs;

  •
  the accuracy of certain representations and warranties with respect to Trayport and FENICS and the CME Retained Subsidiaries, in each case, to the knowledge of IDB Buyer;

  •
  the investment purpose of IDB Buyer in connection with the IDB Transaction; and

  •
  broker's and finder's fees.

        The IDB Purchase Agreement also contains representations and warranties by Merger Sub 2 relating to the following:

  •
  due organization, good standing and qualification to conduct business;

  •
  the formation of Merger Sub 2 for the purposes of engaging in the GFI Merger and the related transactions and the absence of any liabilities;

  •
  authority and authorization relating to the execution, delivery and performance of the IDB Purchase Agreement;

  •
  the absence of breach or violation of, or a default under, constituent documents or violation of law or rule of any self-regulatory organization as a result of the execution and delivery of the IDB Purchase Agreement;

  •
  the absence of any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy pending, threatened in writing, affecting, or, to the knowledge of CME, threatened against any subsidiary of CME (including Merger Sub 2) which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions; and

  •
  broker's and finder's fees.

        Some of the representations and warranties made by IDB Buyer contained in the IDB Purchase Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries, taken as a whole).

        For purposes of the IDB Purchase Agreement, a "Material Adverse Effect" means, with respect to IDB Buyer or the IDB Subsidiaries, any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent or materially impair or delay the ability of IDB Buyer, JPI, New JPI, any IDB Subsidiary or any CME Retained Subsidiary to perform their respective obligations under the IDB Purchase Agreement or consummate the IDB Transaction or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of the IDB Subsidiaries taken as a whole, but excluding any such effect resulting from or arising in connection with the following:

  •
  general economic or regulatory conditions or changes;

  •
  financial or security market fluctuations or conditions;

  •
  changes in or events affecting the industries or markets in which the IDB Subsidiaries operate;

  •
  any effect arising out of a change in GAAP or law;

  •
  the announcement or pendency of the IDB Purchase Agreement and the GFI Merger and the related transactions or the identity of Merger Sub 2, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

  •
  changes in the market price or trading volume of GFI Common Stock on the NYSE;

  •
  any failure by the IDB Subsidiaries to meet any estimates or outlook of revenues or earnings or other financial projections;

  •
  natural disasters; and

  •
  national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date of the IDB Purchase Agreement;

except, in certain of the circumstances mentioned above, to the extent the IDB Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which the IDB Subsidiaries operate.

 No Solicitation

        The IDB Purchase Agreement provides that IDB Buyer will not, and IDB Buyer will not authorize or permit any of its affiliates (including JPI and New JPI) or any of its or their respective officers, directors, employees or other representatives to, directly or indirectly:

  •
  initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes an IDB Takeover Proposal;

  •
  adopt, or publicly propose to adopt, or allow IDB Buyer, JPI or New JPI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking or understanding in connection with or relating to any IDB Takeover Proposal; or

  •
  other than with CME, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any IDB Takeover Proposal.

        Under the IDB Purchase Agreement, an "IDB Takeover Proposal" means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries (including the IDB Subsidiaries), (ii) the acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of (a) GFI and its subsidiaries or (b) the IDB Subsidiaries, in each case taken as a whole and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of GFI's or any of the IDB Subsidiary's securities or (iv) any transaction, or combination of transactions, similar to the foregoing in each case other than the GFI Merger or the related transactions.

Existing Discussions or Negotiations

        In the IDB Purchase Agreement, subject to certain limited exceptions, IDB Buyer agreed to, and to cause JPI, New JPI and its and their respective officers, directors, employees or other representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons or their officers, directors, employees or other representatives conducted prior to the date of the IDB Purchase Agreement with respect to any IDB Takeover Proposal and to request the prompt return or destruction of any confidential information previously furnished to such persons in connection therewith in accordance with the terms of any applicable confidentiality agreement.

Expenses

        Subject to certain exceptions, all out-of-pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party and its affiliates), whether or not the GFI Merger and the related transactions are consummated, will be paid by the party incurring such out-of-pocket expenses, except with respect to all fees associated with the HSR Act and any required filings or notifications under any foreign antitrust merger control laws, which will be shared equally by Merger Sub 2 and IDB Buyer.

 Employee Plans

        Effective as of the closing of the IDB Transaction, IDB Buyer will, or will cause the IDB Subsidiaries to, retain or assume, as applicable, all liabilities and obligations under or otherwise in respect of each benefit plan of GFI maintained immediately before the closing of the IDB Transaction, other than any benefit plan of GFI maintained exclusively by the CME Retained Subsidiaries solely for the benefit of Continuing Employees, and IDB Buyer shall cause each Continuing Employee to cease participation in any benefit plans of GFI that are retained or assumed by IDB Buyer.

IDB Restricted Stock Units

        No later than five business days prior to the closing of the IDB Transaction, IDB Buyer must take all actions necessary to:

  •
  provide that each GFI Option will be canceled as of the Effective Time for no consideration;

  •
  provide that each RSU outstanding at the Effective Time and not held by a Continuing Employee will be converted into an obligation of IDB Buyer;

  •
  provide that IDB Buyer will be solely responsible for the withholding, payment and reporting of taxes arising with respect to GFI Options and such RSUs;

  •
  provide that neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any liability in respect of any GFI Option or such RSUs, and neither Merger Sub 2 nor any affiliate of Merger Sub 2 will have any obligation to make any reports or notifications to any relevant taxing authority or other governmental entity in relation to GFI Options or such RSUs; and

  •
  subject to certain limitations, obtain the consent of holders of such RSUs to the cancellation or conversion of their RSUs and a release of any claims arising in connection with such RSUs in favor of Merger Sub 2 and its affiliates in a form and at a time reasonably acceptable to Merger Sub 2.

Non-Competition and Non-Solicitation of Employees and Customers

Non-Competition

        For a period of 30 months from the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, engage in any business anywhere in the world that competes with, in whole or in part, the CME Retained Subsidiaries as operated or proposed to be operated immediately prior to the closing date of the IDB Transaction. In the event of any bona fide acquisition by an unaffiliated third party, whether by purchase, merger, consolidation, reorganization or other similar business combination transaction, of all or substantially all of the assets or voting securities of the IDB Subsidiaries, taken as a whole, such non-competition prohibition will be limited to the prohibition on the use of IDB Buyer's and the IDB Subsidiaries' assets, including technology, to provide a broker or exchange aggregated platform that competes with the CME Retained Subsidiaries in Europe or Asia and develop or market a foreign exchange option pricing or workflow platform.

Customer Non-Solicitation

        For a period of 30 months from and after the closing date of the IDB Transaction, IDB Buyer may not, in any capacity, including as partner, member, stockholder or investor, nor may it authorize or permit any of its affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, (i) solicit, induce or otherwise cause, or attempt to solicit, induce or otherwise cause, any customer, supplier, licensor or licensee of the CME Retained Subsidiaries (as of immediately prior to the closing) to engage in business with a competitor of the CME Retained Subsidiaries, or (ii) interfere in any way with the relationship between the CME Retained Subsidiaries and any of their respective customers, suppliers, licensors or licensees of the CME Retained Subsidiaries (as of immediately prior to the closing of the IDB Transaction).

Employee Non-Solicitation

        For a period of two years from the closing date of the IDB Transaction, each of IDB Buyer and Merger Sub 2 may not, in any capacity, including as partner, member, stockholder or investor, nor may they authorize or permit any of their respective affiliates or any of its and their respective directors, officers, employees, representatives or consultants to, directly or indirectly, cause, induce or attempt to cause or induce any employee of, in the case of IDB Buyer, the CME Retained Subsidiaries or, in the case of Merger Sub 2, IDB Buyer or the IDB Subsidiaries, to terminate such relationship, in any way interfere with the relationship between, in the case of IDB Buyer, the CME Retained Subsidiaries and any of their respective employees or, in the case of Merger Sub 2, IDB Buyer and the IDB Subsidiaries and any of their respective employees, or hire, retain, employ or otherwise engage or attempt to hire, retain employ or otherwise engage as an employee, independent contractor or otherwise, any employee of, in the case of IDB Buyer, any employee of the CME Retained Subsidiaries, or, in the case of Merger Sub 2, any employee of IDB Buyer or the IDB Subsidiaries.

Conduct

        As of the closing date of the IDB Transaction, for so long as Merger Sub 2 is the direct or indirect parent entity of the IDB Subsidiaries, Merger Sub 2 will maintain and preserve the IDB Business, the IDB Subsidiaries and the IDB Subsidiaries' assets and will not, and will cause its affiliates (including the IDB Subsidiaries) to not, take any action with respect to the IDB Subsidiaries or the IDB Business other than as necessary and contemplated by the transactions contemplated by the GFI Merger Agreement, the JPI Merger Agreement and the IDB Purchase Agreement.

Conditions to Completion of the IDB Transaction

        The respective obligations of each of Merger Sub 2 and IDB Buyer to effect the IDB Transaction are subject to the satisfaction or waiver, at or prior to the closing of the IDB Transaction, of certain conditions, including:

  •
  any waiting period (and any extension thereof) applicable to the IDB Transaction under the HSR Act or any required foreign antitrust merger control laws must have expired or been terminated;

  •
  absence of any law being adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order issued and remaining in effect, by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; and

  •
  the JPI Merger and GFI Merger must have been consummated.

        The obligations of Merger Sub 2 to effect the IDB Transaction are also subject to the satisfaction or waiver by Merger Sub 2, on or prior to the closing date of the IDB Transaction, of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by IDB Buyer, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

  •
  IDB Buyer must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

  •
  the delivery to Merger Sub 2 of a certificate signed by the chief executive officer or chief financial officer of IDB Buyer certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

  •
  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries;

  •
  Merger Sub 2 must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

  •
  the limited recourse pledge agreements, by and among MNC Holdco LLC and Merger Sub 2, which are referred to as the Pledge Agreements in this proxy statement/prospectus, must be in full force and effect and Merger Sub 2 must have a perfected security interest in the shares of CME Class A Common Stock owned by MNC Holdco LLC subject to, and as set forth in, the Pledge Agreements.

        IDB Buyer's obligation to effect the IDB Transaction is also subject to the satisfaction or waiver by IDB Buyer on or prior to the closing date of the IDB Transaction of certain conditions, including the following:

  •
  accuracy of the representations and warranties made in the IDB Purchase Agreement by Merger Sub 2, subject to certain materiality thresholds, as of the date of the IDB Purchase Agreement or as of another time if specifically required to be accurate as of such time;

  •
  Merger Sub 2 must have performed or complied in all material respects with all agreements and covenants required to be performed by it under the IDB Purchase Agreement at or prior to the closing date of the IDB Transaction;

  •
  the delivery to IDB Buyer of a certificate signed by an officer of Merger Sub 2 certifying the accuracy of the representations and warranties and performance or compliance required to be performed or complied with, each as described in the previous two bullets;

  •
  IDB Buyer must have received duly executed ancillary agreements required by the IDB Purchase Agreement; and

  •
  since January 1, 2014, there must not have been a Material Adverse Effect on IDB Buyer or the IDB Subsidiaries.

        Under the IDB Purchase Agreement, "Burdensome Condition" means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Merger Sub 2, IDB Buyer or any of their respective affiliates or the holding separate (through the establishment of a trust or otherwise) of the equity securities of any affiliate of Merger Sub 2 or IDB Buyer, (ii) obligating either IDB Buyer or Merger Sub 2 or any of their respective affiliates or principals, directors, officers, employees or agents to provide a material guarantee of material obligations of any third party or extend any material loan or financing to any person or provide for the material indemnification of any person, or (iii) imposing or seeking to impose any limitation on the ability of Merger Sub 2, IDB Buyer or any of their respective affiliates to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Merger Sub 2, IDB Buyer or their respective affiliates, in each case other than (A) with respect to

Antitrust Laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates, as applicable, from or relating to the GFI Merger and the related transactions, (B) with respect to regulatory approvals, (1) in the case of Merger Sub 2 or its affiliates or principals, directors, officers, employees or agents, any de minimis administrative or ministerial obligations of Merger Sub 2 or any of its affiliates, or (2) in the case of IDB Buyer or its affiliates or principals, directors, officers, employees or agents, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not constitute a Material Adverse Effect, or (C) with respect to certain commercial agreements entered into in connection with the IDB Purchase Agreement, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of Merger Sub 2 and its affiliates or IDB Buyer and its affiliates.

Termination of the IDB Purchase Agreement

        The IDB Purchase Agreement may be terminated and the IDB Transaction may be abandoned at any time prior to the closing of the IDB Transaction (provided that in each of the following cases, the party terminating the IDB Purchase Agreement has not failed to fulfill any obligation under the IDB Purchase Agreement that has been the cause of, or resulted in, the failure of any such condition):

  •
  by mutual written consent of Merger Sub 2 and IDB Buyer;

  •
  by either Merger Sub 2 or IDB Buyer if:

  •
  the IDB Transaction has not been consummated by March 15, 2015;

  •
  any law has been adopted or promulgated after the date of the IDB Purchase Agreement or a temporary restraining order, preliminary or permanent injunction or other order is issued and remains in effect by any governmental entity or self-regulatory organization, in each case, making the IDB Transaction illegal or otherwise prohibiting consummation of the IDB Transaction or seeking to impose a Burdensome Condition and such law or other legal action has become final and non-appealable; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by Merger Sub 2 if:

  •
  IDB Buyer breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to IDB Buyer from Merger Sub 2 of such breach or failure, provided that Merger Sub 2 is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied; or

  •
  either the GFI Merger Agreement or the JPI Merger Agreement is terminated in accordance with its terms.

  •
  by IDB Buyer if:

  •
  Merger Sub 2 breaches or fails to perform any of its representations, warranties or covenants in the IDB Purchase Agreement such that the related conditions to the obligation of IDB Buyer to close the IDB Transaction would not be satisfied or such breach is not curable or, if curable, is not cured by the 30th day following notice to Merger Sub 2 from

      IDB Buyer of such breach or failure, provided that IDB Buyer is not then in breach of any of its representations, warranties, covenants or agreements contained in the IDB Purchase Agreement such that the related conditions to the obligation of Merger Sub 2 to close the IDB Transaction would not be satisfied.

Indemnification

Indemnification by IDB Buyer

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, IDB Buyer will indemnify, defend and hold harmless Merger Sub 2, its affiliates, the CME Retained Subsidiaries, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by IDB Buyer under the IDB Purchase Agreement;

  •
  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

  •
  the purchased interests and Assumed Liabilities;

  •
  the IDB Subsidiaries and IDB Business whether before or after the closing of the IDB Transaction;

  •
  the pre-closing reorganization;

  •
  any exercise of appraisal rights or dissenters' rights by holders of JPI Common Stock in connection with the reorganization contemplated by the JPI Merger Agreement or the excess, if any, of the aggregate amount ultimately required to be paid to holders of New JPI Common Stock pursuant to appraisal rights or dissenters' rights over the aggregate amount such holders would have otherwise received with respect to such shares, plus any reasonable expenses incurred arising out of the exercise of such appraisal rights or dissenters' rights; and

  •
  any failure by GFI or a subsidiary of GFI prior to closing to undertake any right to work checks and/or secure appropriate visas or other necessary immigration authorizations or licenses required by applicable immigration authorities.

        The indemnification payments required to be paid by IDB Buyer for losses for the breach or inaccuracy of certain representations and warranties made by IDB Buyer under the IDB Purchase Agreement is limited to an amount not to exceed a cap of $41,900,000, subject to a deductible of $2,095,000.

Indemnification by Merger Sub 2

        The IDB Purchase Agreement provides that, from and after the closing of the IDB Transaction, except with respect to taxes and tax returns, Merger Sub 2 will indemnify, defend and hold harmless IDB Buyer, its affiliates, their respective successors and assigns and the respective officers, directors, employees or other representatives of each of the foregoing from and against any and all losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements that arise out of, result from or are incident to, directly or indirectly:

  •
  the breach or inaccuracy of any representation or warranty made by Merger Sub 2 under the IDB Purchase Agreement;

  •
  the breach of or failure to perform any covenant or agreement contained in the IDB Purchase Agreement by IDB Buyer;

  •
  the CME Retained Subsidiaries, Trayport and FENICS whether before or after the closing of the IDB Transaction except to the extent relating to the Assumed Liabilities or any breach of any representation, warranty or covenant of IDB Buyer contained in the IDB Purchase Agreement; and

  •
  the Senior Notes.

Survival of Representations, Warranties and Covenants.

        The representations and warranties of Merger Sub 2 contained in the IDB Purchase Agreement will generally survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties except for Merger Sub 2's representations regarding the absence of any known violation of law in connection with the execution and delivery of the IDB Purchase Agreement and the transactions contemplated thereby and the absence of any proceeding which would reasonably be expected to restrain, enjoin or delay the consummation of the GFI Merger or any of the related transactions, each of which will survive until the third anniversary of the closing date of the IDB Transaction. The representations and warranties of IDB Buyer contained in the IDB Purchase Agreement will generally survive until the third anniversary of the closing date of the IDB Transaction except for certain representations and warranties made by IDB Buyer regarding corporate existence, good standing, capital structure, subsidiaries, due authorization, execution, delivery and validity of the IDB Purchase Agreement, absence of any conflict with organizational documents, fees payable to financial advisors in connection with the transactions contemplated by the IDB Purchase Agreement, each of which will survive until the expiration of the applicable statute of limitations with respect to the matters addressed in such representations and warranties.

        The covenants and agreements of the parties under the IDB Purchase Agreement will generally not expire and survive until such obligations have been fully discharged.

Pledge Agreements

        Pursuant to the Pledge Agreements, shares of CME Class A Common Stock having a value equal to $100,000,000 (based on the Exchange Ratio) received by Messrs. Gooch, Heffron and Brown in the JPI Merger will be contributed to MNC Holdco LLC, which is referred to as the Limited Recourse Guarantor in this proxy statement/prospectus, a newly formed holding company affiliated with Messrs. Gooch, Heffron and Brown, which will pledge such shares to Merger Sub 2 as security for the indemnification obligations of IDB Buyer pursuant to the IDB Purchase Agreement, which are referred to as the Indemnification Obligations in this proxy statement/prospectus. Shares of CME Class A Common Stock having a value equal to $80,000,000 (based on the Exchange Ratio) pledged to Merger Sub 2 to secure the Indemnification Obligations will be subordinate to a pledge of such shares for the benefit of the senior secured term loan lenders to IDB Buyer under the Second Lien Facility, who will have a first lien security interest on such shares, and the senior secured term loan lenders to IDB Buyer under the First Lien Facility, who will have a second lien security interest on such shares. Shares of CME Class A Common Stock having a value equal to $20,000,000 (based on the Exchange Ratio), which shares are referred to as the Excluded Shares in this proxy statement/prospectus, will be pledged to Merger Sub 2 on a first priority basis to secure the Indemnification Obligations. The pledges by the Limited Recourse Guarantor to Merger Sub 2 will be released with respect to the amount of such shares in excess of 50% of the amount initially pledged on the first anniversary of the closing of the IDB Transaction, and the pledge shall terminate in full on the second anniversary of the closing of the IDB Transaction, subject, in each case, to any outstanding indemnification claims.

 Commitment Letter

        This section describes the material provisions of the Commitment Letter, which was filed with the SEC on Form 8-K on December 2, 2014, by GFI. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Commitment Letter, a copy of which is attached as Annex D and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Commitment Letter that is important to GFI Stockholders.

        In connection with the IDB Purchase Agreement, IDB Parent, a Delaware corporation and indirect parent of IDB Buyer, entered into the Commitment Letter with Jefferies, pursuant to which Jefferies has committed, subject to customary conditions, to provide IDB Buyer with debt financing for the transactions contemplated by the IDB Purchase Agreement. The debt financing under the Commitment Letter is anticipated to consist of a senior secured first lien term loan facility in an aggregate principal amount of up to $225,000,000 and a senior secured second lien term loan facility in an aggregate principal amount of up to $95,000,000.

        Jefferies' commitment with respect to the financing contemplated by the Commitment Letter, and Jefferies' agreements to perform the services described in the Commitment Letter, will automatically terminate on the earliest of (i) the date of termination of the IDB Purchase Agreement in accordance with its terms, (ii) the date on which IDB Parent or JPI publicly announces that it has abandoned the pursuit of the transactions described in the Commitment Letter, (iii) the closing of the transactions contemplated by the IDB Purchase Agreement, (iv) the closing of a sale by CME of the IDB Business (other than as part of the transactions described in the Commitment Letter), and (v) 11:59 p.m., New York City time, on March 15, 2015.

        The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/prospectus. Although the debt financing described in this proxy statement/prospectus is not subject to a due diligence or "market out" condition, such financing may not be considered assured.

Guarantees; Security

        The debt financing contemplated by the Commitment Letter will be guaranteed on a joint and several basis by IDB Parent and all of the existing and future direct and indirect wholly-owned domestic, Bermuda and United Kingdom subsidiaries of IDB Parent, other than IDB Buyer and any United States, Bermuda or United Kingdom regulated broker-dealer entity, any other regulated entity that is prohibited by law from providing such a guarantee and any other subsidiary to the extent that making such entity a guarantor would result in material adverse tax consequences to IDB Buyer and subject to other exceptions to be mutually agreed. In addition, the Limited Recourse Guarantor will provide a limited recourse guaranty of the debt financing, with such recourse limited to foreclosure of CME Class A Common Stock owned by it and pledged as collateral as described in the next paragraph. The pledge will not include shares of CME Class A Common Stock owned by it which will initially have a value of $20,000,000 (based on the Exchange Ratio), which shares are referred to as the Excluded Shares in this proxy statement/prospectus, but such Excluded Shares will be pledged by the Limited Recourse Guarantor on a first priority basis to secure the Indemnification Obligations.

        The obligations of IDB Buyer and the guarantors under the debt financing contemplated by the Commitment Letter, and interest rate or currency hedging obligations or cash management obligations owed by IDB Buyer to Jefferies or any of the lenders or any of their affiliates, will be secured by:

  •
  with respect to the First Lien Facility, first priority security interests in (i) substantially all of the tangible and intangible assets, including intellectual property, domestic real property, gold inventory, licenses, permits, intercompany indebtedness, cash and cash equivalents, deposit and securities accounts (including securities entitlements and related assets) and all of the equity interests of IDB Buyer and the guarantors (other than the Limited Recourse Guarantor) and each of their respective subsidiaries (including all of the equity interests of IDB Buyer) (but limited, in the case of a controlled foreign corporation, to 66% of all such voting stock to the extent that the pledge of a greater percentage would result in material adverse tax consequences to IDB Buyer) and (ii) a perfected first priority security interest in all CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor, which is referred to as the Collateral in this proxy statement/prospectus, in each case subject to customary exclusions; provided that until the Second Lien Facility is paid in full, such first lien priority security interest is subordinate solely to the interests of the secured parties under the Second Lien Facility; and

  •
  with respect to the Second Lien Facility, second priority security interests in (i) the Collateral and (ii) a perfected first priority security interest in all CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor, in each case subject to customary exclusions.

Maturity; Prepayments

        The maturity date of the debt financing contemplated by the Commitment Letter will be five years from the closing date of the debt financing with respect to the First Lien Facility and six years from the closing date of the debt financing with respect to the Second Lien Facility. The First Lien Facility will amortize in equal quarterly installments of 2.5% per annum of the original principal amount thereof for the period between the closing date and the first anniversary of the closing date and 5.0% per annum thereafter, with the balance due at maturity; whereas, the Second Lien will not have any amortization and will be due at maturity. Subject to certain exceptions, the financing contemplated by the Commitment Letter will be subject to mandatory prepayments in amounts equal to (i) 100% of the net cash proceeds of any incurrence of indebtedness after the closing date, other than indebtedness permitted under the loan documents, by IDB Parent or any of its subsidiaries or the Limited Recourse Guarantor (subject to exceptions to be agreed), (ii) 100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by IDB Parent or any of its subsidiaries or, to the extent of sales of CME Class A Common Stock owned by the Limited Recourse Guarantor constituting Collateral, the Limited Recourse Guarantor (including as a result of casualty or condemnation and any issuance or sale of equity by IDB Buyer or any of its subsidiaries), with customary exceptions and thresholds to be mutually agreed upon and reinvestment rights within 365 days of the date of receipt of such proceeds), (iii) solely with respect to the First Lien Facility, to the extent IDB Buyer obtains a revolving credit facility after the closing date, an amount equivalent to the lesser of (x) the aggregate principal amount of the commitments obtained in respect of such revolving credit facility and (y) the amount by which the aggregate principal amount of the term loans funded on the closing date exceeds $150.0 million and (iv) 50.0% of "excess cash flow" (to be defined in the loan documents) for each fiscal year of IDB Buyer (with step-downs to be mutually agreed upon).

        Optional prepayments of borrowings under the debt financing contemplated by the Commitment Letter will be permitted at any time, without premium or penalty, subject to the following prepayment premiums for optional prepayments:

  •
  with respect to the First Lien Facility, 3.0% for optional prepayments made prior to the first anniversary of the closing date, 2.0% for optional prepayments made after the first anniversary but prior to the second anniversary of the closing date, 1% for optional prepayments made after the second anniversary but prior to the third anniversary of the closing date, and no premium thereafter; and

  •
  with respect to the Second Lien Facility, 1.0% for optional prepayments made prior to the first anniversary of the closing date and no premium thereafter.

Interest

        Borrowings under the First Lien Facility will bear interest, at the option of IDB Buyer, at an annual rate equal to either a specified "base rate" plus a margin of 7.50% or LIBOR plus a margin of 8.50%; provided that such margins will be decreased by 2.00% upon (i) the repayment of the Second Lien Facility, (ii) the termination of the security interests of the lenders under the Second Lien Facility in CME Class A Common Stock owned by the Limited Recourse Guarantor constituting Collateral, and (iii) the elevation of the lenders' security interest in such CME Class A Common Stock under the First Lien Facility to a first-priority lien.

        Borrowings under the Second Lien Facility will bear interest, at the option of IDB Buyer, at an annual rate equal to either a specified "base rate" plus a margin of 11.50% through the first anniversary of the closing date and a margin of 14.00% thereafter or LIBOR plus a margin of 12.50% through the first anniversary of the closing date and a margin of 15.00% thereafter.

        Buyer will have the right to select interest periods in respect of the First Lien Facility of one, three or six months for LIBOR loans, and in respect of the Second Lien Facility of one, two, three or six months for LIBOR loans. The debt financing contemplated by the Commitment Letter also will contain a LIBOR floor of 1.00% and a "base rate" floor of 2.00%.

Covenants

        The First Lien Facility will contain financial maintenance covenants (limited to (i) a minimum consolidated net worth test, a (ii) maximum consolidated first lien leverage ratio and, (iii) until the Second Lien Facility is repaid in full, a maximum consolidated total leverage ratio). The Second Lien Facility will contain financial maintenance covenants (limited to a maximum consolidated total leverage ratio and a minimum consolidated net worth test).

        The debt financing contemplated by the Commitment Letter will also contain other customary affirmative and negative covenants for facilities of the type contemplated by the Commitment Letter, with the negative covenants limited to: indebtedness (including mandatorily redeemable equity interests, guarantees and other contingent obligations); liens; investments (including acquisitions, loans, etc.), loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests (but which shall permit tax distributions whether or not a default has occurred and is continuing) and other restricted payments (including purchases, prepayments and repayments of junior or unsecured indebtedness (including the Second Lien Facility) and deferred compensation obligations (including obligations in respect of the assumed RSUs, which will be permitted to be paid unless an event of default has occurred and is continuing)); transactions with affiliates; capital expenditures; prepayments, redemptions and repurchases of subordinated indebtedness; modifications of organizational documents, acquisition documents, subordinated debt instruments and certain other documents; limitations on amendments of material contracts; limitations on speculative transactions; limitations on certain restrictions on subsidiaries; limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; "dead-dog" covenants applicable to IDB Parent and the Limited Recourse Guarantor; no voluntary disposition of CME Class A Common Stock owned by the Limited Recourse Guarantor (subject to certain specified exceptions, dividends and distributions received with respect thereto and the rights of the Limited Recourse Guarantor to sell part or all of the pledged CME Class A Common Stock to the extent the proceeds of any such sale are pledged to Jefferies on terms and conditions satisfactory to Jefferies); fundamental changes; limitations on accounting changes; changes in fiscal year and fiscal quarter; use of proceeds; no further negative pledges; and anti-terrorism laws, money-laundering activities and dealing with embargoed persons. The covenants will not apply to the Excluded Shares.

        These covenants will be subject to customary exceptions, qualifications and "baskets" to be mutually agreed upon, and in any event will permit the indebtedness and related liens and guarantees thereof in connection with any revolver obtained to reduce the First Lien Facility, which indebtedness and liens shall rank pari passu to the First Lien Facility and will be subject to a usual and customary intercreditor agreement and intercompany loans provided by IDB Buyer to any of its subsidiaries located in the United Kingdom that are guarantors.

Events of Default

        The First Lien Facility will have events of default customary for facilities of the type contemplated by the Commitment Letter, which are limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; Merger Sub 2 provides notice to Jefferies, which notice, for the avoidance of doubt, may only be delivered pursuant to the intercreditor agreement with respect to CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Resource Guarantor and after the expiration of the applicable standstill period specified therein, of the intent of Merger Sub 2 to commence foreclosure or other similar remedies to monetize its security interest in CME Class A Common Stock owned by the Limited Recourse Guarantor; bankruptcy and insolvency events; uninsured material judgments; ERISA events; certain regulatory matters and events (including triggering "early warning" net capital reporting) (subject to applicable grace periods); disqualification of IDB Buyer from owning, whether directly or indirectly, any broker-dealer subsidiary; material regulatory enforcement actions; actual or asserted invalidity or impairment of guarantees, security documents, the intercreditor agreement between the lenders under the First Lien Facility and the Second Lien Facility or any other loan document under the First Lien Facility (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the loan documents under the First Lien Facility) or a material portion of the Collateral; and a "change of control" (to be defined in the loan documents under the First Lien Facility); subject to threshold, notice and grace period provisions to be agreed upon.

        The Second Lien Facility will also have events of default customary for facilities of the type contemplated by the Commitment Letter, which are limited to: nonpayment of principal when due; nonpayment of interest, fees or other amounts when due; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default (with a grace period to be agreed for defaults under the First Lien Facility) and cross-acceleration; Merger Sub 2 provides notice to Jefferies, which notice, for the avoidance of doubt, may only be delivered pursuant to the intercreditor agreement with respect to CME Class A Common Stock owned by the Limited Resource Guarantor and after the expiration of the applicable standstill period specified therein, of the intent of Merger Sub 2 to commence foreclosure or other similar remedies to monetize its security interest in CME Class A Common Stock (other than the Excluded Shares) owned by the Limited Recourse Guarantor; bankruptcy and insolvency events; uninsured material judgments; ERISA events; certain regulatory matters and events (including triggering "early warning" net capital reporting) (subject to applicable grace periods); disqualification of IDB Buyer from owning, whether directly or indirectly, any broker-dealer subsidiary; material regulatory enforcement actions; actual or asserted invalidity or impairment of guarantees, security documents, the intercreditor agreement between the lenders under the First Lien Facility and the Second Lien Facility or any other loan document under the Second Lien Facility (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the loan documents under the Second Lien Facility) or a material portion of the

Collateral; and a "change of control" (to be defined in the loan documents under the Second Lien Facility); subject to threshold, notice and grace period provisions to be agreed upon.

Conditions to Financing

        The debt financing commitment under the Commitment Letter is subject to the satisfaction of certain conditions, including (among others) the absence of any Material Adverse Effect with respect to IDB Buyer and the IDB Subsidiaries, completion of each of the GFI Merger, the JPI Merger, the transactions contemplated by the IDB Purchase Agreement, contribution of CME Class A Common Stock received in connection with the JPI Merger to the Limited Recourse Guarantor, assumptions by IDB Parent of RSUs in an amount not to exceed $56,000,000, exchanges of certain common equity interests of IDB Parent or a subsidiary thereof for RSUs in an amount not to exceed $18,700,000, entry into definitive financing documents, the provision of specified financial information of GFI, the existence of no indebtedness of IDB Buyer and its subsidiaries other than the debt financing contemplated by the Commitment Letter and debt permitted to remain outstanding under the IDB Purchase Agreement or as agreed to by Jefferies, payment of fees and expenses of Jefferies contemplated by the Commitment Letter and completion of a marketing period. The debt financing proceeds will be used to, among other things, fund all or a portion of the cash consideration to be paid in under the IDB Purchase Agreement, to pay transaction related fees and expenses, for general corporate purposes of IDB Buyer and its subsidiaries and for obligations incurred by IDB Buyer and its subsidiaries in the ordinary course of business and to fund any required OID or upfront fees payable pursuant to the fee letter entered into in connection with the Commitment Letter. The consummation of the transactions under the IDB Purchase Agreement is not subject to a financing condition.

        There is a risk that these conditions will not be satisfied and the debt financing may not be funded when required. As of the date of this proxy statement/prospectus, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this proxy statement/prospectus is not available.

Annex E

 GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal Rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

          (1)   Provided, however, that , except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to §228, , §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 72, L. '13, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2013 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2013), and appraisal proceedings arising out of such transactions, and by Ch. 122, L. '13, eff. 8-1-13.)

Ch. 72, L. '13, eff. as stated above, added matter in italic in paragraph (b)(1) and new paragraph (b)(4). Ch. 122, L. '13, eff. 8-1-13, added matter in italic in paragraph (b), (b)(3), and (d)(2).

QuickLinks

  Item 1. Subject Company Information
  Name and Address
  Securities
  Item 2. Identity and Background of Filing Persons
  Name and Address
  The BGC Offer
  The Conditions to the BGC Offer
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Relationship of the Offeror to the Company
  Certain Arrangements and Related Transactions
  Arrangements with Current Executive Officers and Directors of the Company
  Director and Officer Indemnification and Insurance
  Item 4. The Solicitation or Recommendation
  Solicitation/Recommendation
  Reasons for the Recommendation
Michael Gooch c/o Jersey Partners Inc. 569 Middle Road Bayport, NY 11705
  Background of the BGC Offer
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  No Appraisal Rights in Connection with the BGC Offer
  No Appraisal Rights in Connection with the GFI/CME Merger Agreement
  Delaware Law
  Other Law Applicable to the BGC Offer
  Litigation
  Information Regarding Golden Parachute Compensation
Golden Parachute Compensation
  Extension of Offer Period
  Item 9. Exhibits
SIGNATURE
  Annex A
THE GFI MERGER AGREEMENT
  Explanatory Note Regarding the GFI Merger Agreement
  Effects of the GFI Merger; Organizational Documents; Officers
  The Certificate of Incorporation, Bylaws, Certificate of Formation and LLC Agreement
  Managers and Officers
  Pre-Closing Reorganization of GFI
  Treatment of Continuing Employee RSUs and Assumption of RSUs by IDB Buyer in the GFI Merger
  Form of Election
  Exchange and Payment Procedures
  Distributions with Respect to Unexchanged Shares
  No Transfers Following the Effective Time
  Fractional Shares
  Termination of Exchange Fund
  Lost, Stolen or Destroyed Share Certificates
  Withholding Rights
  No Appraisal Rights
  Adjustments to Prevent Dilution; Maximum Number of Shares Issued
  Representations and Warranties
  Conduct of Businesses of GFI and its Subsidiaries Prior to Completion of the GFI Merger
  No Solicitation or Negotiation of Takeover Proposals
  Existing Discussions or Negotiations
  Fiduciary Exception
  Notice
  No Change in Recommendation
  Fiduciary Exception and Negotiation with CME
  Certain Other Permitted Disclosure
  Stockholders Meeting and GFI Board Recommendation
  Access to Information
  Expenses
  Indemnification and Insurance
  Employee Benefit Matters
  Consents and Approvals
  Existing GFI Indebtedness
  Credit Agreement
  Senior Notes due 2018
  Other Covenants and Agreements
  Conditions to Completion of the GFI Merger
  Termination of the GFI Merger Agreement
  Termination
  Termination Fee
  Amendment
  Remedies
  Annex B
THE GFI SUPPORT AGREEMENT
  Voting Arrangements and Related Provisions
  Restrictions on Transfer
  No Solicitation
  Additional Merger Consideration
  Representations and Warranties
  Termination
  Tail Period
  Annex C
JPI MERGER AGREEMENT
  JPI Merger
  Stockholder Consent Agreement
  Conditions to Completion of the JPI Merger
  Termination
  Representations and Warranties; Covenants
  Other Terms
  Annex D
IDB PURCHASE AGREEMENT
  Purchase and Sale; Assumption of Assumed Liabilities
  Purchase and Sale
  Assumption of Assumed Liabilities
  IDB Purchase Price and Payment of the IDB Purchase Price
  Estimated Available Cash Allocation
  Representations and Warranties
  No Solicitation
  Existing Discussions or Negotiations
  Expenses
  Employee Plans
  IDB Restricted Stock Units
  Non-Competition and Non-Solicitation of Employees and Customers
  Non-Competition
  Customer Non-Solicitation
  Employee Non-Solicitation
  Conduct
  Conditions to Completion of the IDB Transaction
  Termination of the IDB Purchase Agreement
  Indemnification
  Indemnification by IDB Buyer
  Indemnification by Merger Sub 2
  Survival of Representations, Warranties and Covenants.
  Pledge Agreements
  Commitment Letter
  Guarantees; Security
  Maturity; Prepayments
  Interest
  Covenants
  Events of Default
  Conditions to Financing
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
  § 262. Appraisal Rights